SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended December 31, 2015.

Or

☐	Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from                      to

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

THE GOLDMAN SACHS 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE GOLDMAN SACHS GROUP, INC

200 West Street

New York, NY 10282

The Goldman Sachs 401(k) Plan

Financial Statements and Supplemental Schedules

December 31, 2015 and 2014

(With Independent Registered Public Accounting Firm’s Report)

The Goldman Sachs 401(k) Plan

Index

December 31, 2015 and 2014

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–18

Supplemental Schedules*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	19–72

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)	73

Schedule G, Part 1 – Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible	74–75

Signatures

Index to Exhibits

Consent of PricewaterhouseCoopers, LLP Ex-23: Consent of PricewaterhouseCoopers, LLP

*

All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of

The Goldman Sachs 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Goldman Sachs 401(k) Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) as of December 31, 2015, schedule of assets (acquired and disposed of within year) for the year ended December 31, 2015 and schedule of loans or fixed income obligations in default or classified as uncollectible as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year), schedule of assets (acquired and disposed of within year), and schedule of loans or fixed income obligations in default or classified as uncollectible are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

New York, NY

June 27, 2016

The Goldman Sachs 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	As of December
$ in thousands	2015	2014
Assets

Investment assets at fair value (Note 3)	$6,337,485	$6,629,082

Receivables:
Employee contributions	5,788	5,148
Employer contributions	99,548	96,243
Notes receivable from participants	26,810	27,532
Interest and dividends	5,801	5,624
Due from brokers and other receivables	288,185	221,337

Total receivables	426,132	355,884

Total assets	6,763,617	6,984,966

Liabilities

Investment liabilities at fair value (Note 3)	288,091	272,429

Due to brokers and other payables	27,478	57,349
Accrued expenses	5,777	9,940

Total liabilities	321,346	339,718

Net assets available for benefits	$6,442,271	$6,645,248

The accompanying notes are an integral part of these financial statements.

The Goldman Sachs 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2015 and 2014

	Year Ended December
$ in thousands	2015	2014
Additions

Investment income:
Net appreciation/(depreciation) in the fair value of investments	$(262,016)	$232,147
Interest and dividends	126,790	167,102
Less: Investment management fees and other expenses	(25,650)	(29,978)

Total investment income/(loss)	(160,876)	369,271

Interest income on notes receivable from participants	1,089	1,146

Contributions:
Employee	204,041	190,939
Employer	99,548	96,243

Total contributions	303,589	287,182

Total additions	143,802	657,599

Deductions

Benefits paid	346,779	355,559

Total deductions	346,779	355,559

Net increase/(decrease) in net assets available for benefits	(202,977)	302,040
Net assets available for benefits

Beginning of year	6,645,248	6,343,208

End of year	$6,442,271	$6,645,248

The accompanying notes are an integral part of these financial statements.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 1.

Plan Description

The following description of The Goldman Sachs 401(k) Plan (the Plan) is provided for general information purposes only. The Plan sponsor is The Goldman Sachs Group, Inc. (the firm). Participants should refer to the Plan document, as most recently amended and restated effective January 1, 2016, for a more complete description of the Plan’s provisions. Items referenced in italics are defined in the Plan document.

The Plan became effective on January 1, 1945 as the “Goldman Sachs Employees’ Profit Sharing Retirement Income Plan” and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2008, the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan was amended to incorporate a 401(k) safe harbor design, and was renamed “The Goldman Sachs 401(k) Plan.” The Plan has been subsequently amended for various reasons, including to reflect changes in law.

General

The Plan is a defined contribution plan to which participants may elect to make pre-tax, and/or “Roth” after-tax, contributions each year from their 401(k) Compensation, as determined under the Plan and to which they can roll over amounts from certain other qualified retirement arrangements. The Plan’s Plan Year is the 12-month period commencing on January 1 and ending on the following December 31. The Plan offers a dollar-for-dollar Firm Matching Contribution on participants’ elective deferrals of up to 4% of their Safe Harbor Compensation, capped by applicable statutory limitations. If 4% of an eligible participant’s Safe Harbor Compensation is less than $6,000, the firm will allocate a Supplemental Contribution equal to the difference. In addition to these contributions, the firm will also allocate to each eligible participant an Additional Retirement Contribution of up to $4,000. Collectively, the Firm Matching Contribution, Supplemental Contribution and Additional Retirement Contribution are herein referred to as the Firm Contributions.

The Plan has two named fiduciaries, consisting of the Administrative Committee and the Retirement Committee. The Administrative Committee is responsible for interpreting the terms and conditions of the Plan that relate to the administration of the Plan. The Retirement Committee monitors the investment objectives and performance of the Plan’s individual investment options. Each committee consists of employees of the firm or its affiliates. Rocaton Investment Advisors is the Retirement Committee’s investment advisor. Participants direct their contributions and the Firm Contributions into various investment options offered by the Plan through the Goldman Sachs Profit Sharing Master Trust (the Master Trust). The Plan is the sole investor in the Master Trust. Participants’ directed investments can be allocated to mutual funds, collective trusts, separately managed accounts and a bank deposit account. Hewitt Associates, LLC is the recordkeeper of the Plan.

The Plan also offers participants the option to invest in the Stock Fund, as defined (the “Company Stock Fund”), which is a separately managed account, that primarily invests in shares of the firm’s common stock. In accordance with a policy adopted by the Retirement Committee, no more than 20% of any contribution made on behalf of each participant can be invested in the Company Stock Fund. When a participant reallocates his or her total investment balance, he or she is limited to reallocating 20% of his or her total investment balance into the Company Stock Fund. In addition, participants are restricted from transferring into or out of the Company Stock Fund during the black-out periods that are part of the firm’s compliance procedures designed to avoid violations of applicable securities laws.

Eligibility

Employees become eligible to make pre-tax, and/or “Roth” after-tax, contributions to the Plan as of the first day of the month after they join the firm or its affiliates as eligible employees. In addition, employees are eligible, as determined under the Plan document, to participate in the Firm Matching Contributions and Supplemental Contributions generally as of the first day of the month after they complete one Year of Service, as defined, and attain age 21. In addition, to be eligible for the Supplemental Contribution, the employee must be employed on the last day of the firm’s fiscal year that ends with or within the Plan Year.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Generally, to be eligible for the Additional Retirement Contribution, employees must have been (i) eligible for benefits under the Goldman Sachs Employees’ Pension Plan as of November 26, 2004, (ii) age 46 or older as of November 26, 2004, and (iii) employed by the firm or its affiliates as of the last day of the current fiscal year.

Vesting

Participants are immediately fully vested in their own 401(k) contributions, the Firm Matching Contributions and Supplemental Contributions, and the earnings thereon. Participants became fully vested after three Years of Service in the Firm Profit Sharing Contributions (which were discretionary profit sharing contributions made by the firm prior to January 1, 2008) and Additional Retirement Contributions, and the earnings thereon. Additionally, upon the earliest to occur of: (i) attainment of age 65 while employed by the firm or its affiliates, (ii) disability retirement, (iii) death or (iv) Plan termination, each participant or beneficiary will be 100% vested and may receive a lump-sum amount equal to the value of the funds or a portion thereof allocated to the participant’s account or may receive periodic distributions from the Plan.

Benefits

Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings thereon (including net realized and unrealized investment appreciation and depreciation) allocated to such participant’s account.

Notes Receivable from Participants

A participant in the Plan is permitted to borrow between $1,000 and $50,000, reduced by (i) the highest outstanding balance of loans to such participant from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans to such participant from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Firm Contributions) or (b) the balance in the participant’s 401(k) and rollover contribution accounts. A participant may not borrow any amounts attributable to the Firm Contributions. Interest on loans is fixed at the U.S. prime rate plus one percent for the life of the respective loan. Loans generally must be repaid within five years, or in some cases, ten years. Loans are repaid (principal and interest) and added back to participants’ account balances generally through regular after-tax payroll deductions.

Trust Agreement

The Plan’s investments are owned by the Master Trust, which is subject to a trust agreement (the Trust Agreement) with State Street Bank and Trust Company (the Trustee).

Note 2.

Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

All references to 2015 and 2014 refer to the Plan years ended, or the dates, as the context requires, December 31, 2015 and December 31, 2014, respectively.

Use of Estimates

Preparation of these financial statements requires management to make certain estimates and assumptions, the most important of which relates to fair value measurements of the Plan’s investments. These estimates and assumptions are based on the best available information but actual results could be materially different.

Payment of Benefits

Benefits are recorded when paid.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Notes Receivable from Participants

Participant loans are measured at their unpaid principal balance, plus any accrued but unpaid interest.

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Expenses

Investment management fees charged by managers of mutual funds are borne by the Plan, and are included in “Net appreciation/(depreciation) in the fair value of investments.” Investment management fees charged by managers of collective trusts are borne by the Plan, and are included in “Net appreciation/(depreciation) in the fair value of investments” or “Investment management fees and other expenses” based on the underlying trust agreements.

Investment management fees charged by managers of separately managed accounts are borne by the Plan, and are included in “Investment management fees and other expenses.” In particular, the investment managers of the Multi-Market Hedge Fund Option, Multi-Strategy Hedge Fund Option, and Global Equity Long-Short Hedge Fund Option each charge an investment management fee that consists of a fixed asset-based management fee plus an annual incentive fee ranging from 15% to 20% of the net investment income earned above the fund’s high-water mark, if any, by each fund option.

Other expenses borne by the Plan, unless paid by the firm, consist of custodial, administrative, and investment advisory fees. Investment advisory fees are paid to Rocaton Investment Advisors, who advise the Retirement Committee on the selection and oversight of Plan investments. These Plan expenses, unless paid by the firm, are included in “Investment management fees and other expenses.”

Investments

The investments of the Plan are reported at fair value.

The Bank Deposit option is a deposit obligation of Goldman Sachs Bank USA (GS Bank USA), a Federal Deposit Insurance Corporation (FDIC) insured New York State chartered bank and a member of the Federal Reserve System. The Bank Deposit option offers an FDIC insured deposit with a floating rate coupon indexed to the Federal Funds Rate.

Mutual funds and collective trust funds represent investments with various investment managers. Mutual funds are valued based on the quoted net asset value per share held. Collective trust funds are valued based on the net asset value per unit as reported by the investment managers.

Investments within separately managed accounts are described below:

Mutual funds and collective trust funds, as described above, may also be investments held within separately managed accounts.

Cash and cash equivalents include cash and certain short-term interest-bearing investments.

The Plan’s investments include certificates of deposit.

Resale and Repurchase Agreements: Securities purchased under agreements to resell (resale agreements) are transactions in which the Plan purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Securities sold under agreements to repurchase (repurchase agreements) are transactions in which the Plan sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency obligations, investment-grade sovereign obligations, corporate debt securities and equity and convertible debentures.

The Plan receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements. To mitigate credit exposure, the investment managers monitor the market value of these financial instruments on a daily basis, and deliver or obtain additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the Plan typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the statements of net assets available for benefits.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement.

Common stock, preferred stock, fixed income securities, and interests in exchange-traded options and futures contracts traded in active markets are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the investment managers’ (or independent third parties on behalf of the investment managers’) best estimate of fair value.

Forward foreign currency contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Plan records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers) utilizing their proprietary models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

See Note 9 for further information about derivatives.

Investments denominated in currencies other than the U.S. dollar are translated using exchange rates prevailing at the end of the periods presented. Purchases and sales of these investments are translated at the rate of exchange on the respective dates of such transactions. Interest income and expense are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Due from Brokers and Other Receivables and Due to Brokers and Other Payables

“Due from brokers and other receivables” include cash balances held with brokers, receivables from unsettled sales transactions, and collateral posted in connection with certain derivative transactions. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, but not yet purchased. “Due to brokers and other payables” include payables from unsettled purchase transactions, collateral received in connection with certain derivative transactions, and margin loans payable. Certain of the Plan’s securities held by the clearing brokers or prime brokers are pledged to the brokers on terms that permit them to repledge the securities to others, subject to certain limitations. Securities held at custodians under custody agreements cannot be repledged to others by the custodian.

Recent Accounting Developments

Disclosures for Investments in Certain Entities That Calculate Net Asset Value (NAV) per Share (or Its Equivalent) (ASC 820). In May 2015, the FASB issued ASU No. 2015-07, “Fair Value Measurement (Topic 820) — Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” ASU No. 2015-07 requires that investments for which the fair value is measured at NAV using the practical expedient under “Fair Value Measurements and Disclosures” (Topic 820) be excluded from the fair value hierarchy.” ASU No. 2015-07 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. ASU No. 2015-07 is required to be applied retrospectively to all periods presented beginning in the year of adoption. Early adoption is permitted. The Plan early adopted ASU No. 2015-07 for the Plan Year 2015 and adoption did not affect the Plan’s financial condition, performance, or disclosures.

Fully Benefit-Responsive Investment Contracts, Plan Investment Disclosures, Measurement Date Practical Expedient (ASC 960, ASC 962, ASC 965). In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.” ASU No. 2015-12 removes the requirement to: (i) measure fully benefit-responsive investment contracts (FBRICs) at fair value, (ii) disaggregate investments by nature, risks, and characteristics, (iii) disclose individual investments that represent five percent or more of net assets available for benefits, and (iv) disclose net appreciation or depreciation for investments by general type. Additionally, in accordance with ASU No. 2015-12, plans with a fiscal year-end that does not coincide with a calendar month-end may elect to adopt a practical expedient to measure investments and investment-related activity as of the month-end date that is closest to their fiscal year-end. ASU No. 2015-12 is effective for fiscal years beginning after December 15, 2015. For the new guidance about FBRICs and plan investment disclosures, ASU No. 2015-12 is required to be applied retrospectively for all financial statements presented. Early adoption is permitted. The Plan early adopted ASU No. 2015-12 for Plan Year 2015 and adoption did not affect the Plan’s financial condition or performance. The relevant footnotes have been updated to reflect the impact of ASU No. 2015-12. In accordance with ASU No. 2015-12, previously reported amounts have been conformed to the current presentation.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 3.

Investments at Fair Value

The table below presents a summary of the fair value of the Plan’s investments.

	As of December
$ in thousands	2015	2014
Assets

Bank deposit	$240,484	$245,742
Mutual funds	1,559,930	1,671,765
Collective trusts	2,260,903	2,234,905
Separately managed accounts
Cash and cash equivalents	1,603	2,537
Certificates of deposit	700	1,570
Securities purchased under agreements to resell	11,852	9,000
Fixed income securities	432,191	337,875
Common and preferred stocks	1,509,580	1,714,119
Mutual funds	46,798	4,640
Collective trusts	—	121,946
Real estate investment trusts	248,475	241,584
Derivatives	24,969	43,399

Total investment assets at fair value	$6,337,485	$6,629,082

Liabilities
Separately managed accounts
Securities sold under agreements to repurchase	$9,906	$—
Derivatives	28,007	30,073
Investments sold, but not yet purchased, at fair value:
Fixed income securities	17,003	42,564
Common and preferred stocks	233,175	196,189
Real estate investment trusts	—	3,603

Total investment liabilities at fair value	$288,091	$272,429

Note 4.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments are marked at closing prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads, and funding spreads.

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument’s level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

The fair value hierarchy is as follows:

Level 1.	Inputs are unadjusted quoted prices in active markets to which the Plan had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2.	Inputs to valuation techniques are observable, either directly or indirectly.

Level 3.	One or more inputs to valuation techniques are significant and unobservable.

Level 1 instruments are valued using quoted market prices for identical unrestricted instruments in active markets. The Plan defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Plan defines active markets for debt instruments based on both average daily trading volume and the number of days with trading activity.

Valuations of level 2 instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Level 3 instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the Plan uses other methodologies to determine fair value, which vary based on the type of instrument and include relevant broker quotations. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of level 3 instruments.

For valuation inputs involving broker quotations, consideration is given to the nature of the quotations (e.g., indicative or firm), and the relationship of recent market activity to the prices provided from alternative pricing sources.

The investment managers and custodian, on behalf of the Plan, use independent pricing sources to value Plan assets traded on exchanges and independent quoted prices or developed models for all assets not traded on exchanges. Investment managers review their valuation approaches on an ongoing basis and revise as necessary based on changing market conditions to ensure their valuations represent a fair value. These valuation approaches are reviewed periodically and not less than annually by the Plan sponsor.

Total Plan investment assets at fair value classified within level 3 as of December 2015 and December 2014 were $88.5 million and $124.3 million, respectively. As of December 2015 and December 2014, such amounts were approximately 1.4% and 1.9%, respectively, of “Investment assets at fair value.” See Notes 2 and 3 for further information about investments at fair value.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Fair Value of Investment Assets and Investment Liabilities by Level

The tables below present, by level within the fair value hierarchy, investment assets and investment liabilities of the Plan accounted for at fair value. See Notes 2 and 3 for further information about investments at fair value.

	Investment Assets at Fair Value as of December 2015
$ in thousands	Level 1	Level 2	Level 3		Total
Bank deposit	$240,484	$—	$—		$240,484
Mutual funds	1,559,930	—	—		1,559,930
Collective trusts	2,260,903	—	—		2,260,903

Separately managed accounts
Cash and cash equivalents	1,603	—	—		1,603
Certificates of deposit	—	700	—		700
Securities purchased under agreements to resell	—	11,852	—		11,852
Fixed income securities	158,091	194,524	79,576	[2]	432,191
Common and preferred stocks	1,482,900	17,781	8,899	[3]	1,509,580
Mutual funds[1]	46,798	—	—		46,798
Real estate investment trusts	248,475	—	—		248,475
Derivatives	—	24,969	—		24,969

Total separately managed accounts	1,937,867	249,826	88,475		2,276,168

Total investment assets at fair value	$5,999,184	$249,826	$88,475		$6,337,485

1.	Consists of money market funds and investments in funds that are primarily composed of fixed income securities.

2.	Principally consists of collateralized debt obligations.

3.	Consists of private equity investments.

	Investment Liabilities at Fair Value as of December 2015
$ in thousands	Level 1	Level 2	Level 3	Total
Separately managed accounts
Securities sold under agreements to repurchase	$—	$9,906	$—	$9,906
Derivatives	—	28,007	—	28,007
Investments sold, but not yet purchased, at fair value:
Fixed income securities	994	16,006	3	17,003
Common and preferred stocks	232,920	255	—	233,175

Total investment liabilities at fair value	$233,914	$54,174	$3	$288,091

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

	Investment Assets at Fair Value as of December 2014
$ in thousands	Level 1	Level 2	Level 3		Total
Bank deposit	$245,742	$—	$—		$245,742
Mutual funds	1,671,765	—	—		1,671,765
Collective trusts	2,234,905	—	—		2,234,905

Separately managed accounts
Cash and cash equivalents	2,537	—	—		2,537
Certificates of deposit	—	1,570	—		1,570
Securities purchased under agreements to resell	—	9,000	—		9,000
Fixed income securities	93,659	142,641	101,575	[2]	337,875
Common and preferred stocks	1,669,120	22,402	22,597	[3]	1,714,119
Mutual funds[1]	4,640	—	—		4,640
Collective trusts[1]	121,946	—	—		121,946
Real estate investment trusts	241,584	—	—		241,584
Derivatives	8,087	35,195	117	[4]	43,399

Total separately managed accounts	2,141,573	210,808	124,289		2,476,670

Total investment assets at fair value	$6,293,985	$210,808	$124,289		$6,629,082

1.	Consists of investments in funds that are primarily composed of fixed income securities.

2.	Principally consists of collateralized debt obligations.

3.	Consists of private equity investments.

4.	Consists of equity swaps.

	Investment Liabilities at Fair Value as of December 2014
$ in thousands	Level 1	Level 2	Level 3		Total
Separately managed accounts
Derivatives	$10,509	$19,564	$—		$30,073
Investments sold, but not yet purchased, at fair value:
Fixed income securities	25,131	14,900	2,533	[1]	42,564
Common and preferred stocks	196,013	176	—		196,189
Real estate investment trusts	3,603	—	—		3,603

Total investment liabilities at fair value	$235,256	$34,640	$2,533		$272,429

1.	Consists of corporate debt instruments.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.

During 2015, transfers into level 2 from level 1 of investments were $0.1 million, primarily reflecting transfers of certain currency and commodity derivative liabilities due to reduced price transparency as a result of a lack of market evidence, including fewer market transactions in these instruments.

During 2014, transfers into level 1 from level 2 of investments were $154.6 million, primarily reflecting transfers of the international equity collective trusts due to decreased volatility in the underlying indices and increased transparency in the ability to transact daily at the reported NAV.

Level 3 Rollforward

The tables below present changes in fair value for all investment assets categorized as level 3 as of the end of the period:

	Level 3 Investment Assets at Fair Value for the Year Ended December 2015
$ in thousands	Fixed Income Securities	Common and Preferred Stock	Derivative Assets	Total
Balance, beginning of year	$101,575	$22,597	$117	$124,289
Net realized gains/(losses)[1]	(862)	1	—	(861)
Net unrealized losses relating to instruments still held at year-end[1]	(11,255)	(1,610)	(117)	(12,982)
Purchases	33,481	608	—	34,089
Sales	(39,865)	—	—	(39,865)
Settlements	(3,950)	(1,377)	—	(5,327)
Transfers into level 3	1,135	—	—	1,135
Transfers out of level 3	(683)	(11,320)	—	(12,003)

Balance, end of year	$79,576	$8,899	$—	$88,475

1.	Included in “Net appreciation/(depreciation) in the fair value of investments.”

Transfers into level 3 of $1.1 million during 2015 primarily reflected transfers of certain securities backed by residential real estate from level 2 principally due to reduced price transparency as a result of a lack of market evidence, including fewer market transactions in these instruments.

Transfers out of level 3 of $12.0 million during 2015 primarily reflected transfers to level 1 as a result of the initial public offerings of certain private equity investments and the subsequent price transparency due to the listing on public exchanges.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

	Level 3 Investment Assets at Fair Value for the Year Ended December 2014
$ in thousands	Fixed Income Securities	Common and Preferred Stock	Derivative Assets	Total
Balance, beginning of year	$80,332	$13,498	$754	$94,584
Net realized gains/(losses)[1]	6,774	(1,013)	9	5,770
Net unrealized gains/(losses) relating to instruments still held at year-end[1]	(13,889)	2,844	61	(10,984)
Purchases	57,715	13,550	1	71,266
Sales	(29,807)	(255)	(22)	(30,084)
Settlements	(12,093)	(4,568)	(4)	(16,665)
Transfers into level 3	12,671	—	—	12,671
Transfers out of level 3	(128)	(1,459)	(682)	(2,269)

Balance, end of year	$101,575	$22,597	$117	$124,289

1.	Included in “Net appreciation/(depreciation) in the fair value of investments.”

Transfers into level 3 of $12.7 million during 2014 primarily reflected transfers of certain corporate debt instruments and securities backed by residential real estate from level 2 principally due to reduced price transparency as a result of a lack of market evidence, including fewer market transactions in these instruments.

Transfers out of level 3 into level 1 of $2.3 million during 2014 are primarily the result of initial public offerings of certain private equity investments and the subsequent price transparency due to the listing on public exchanges.

Note 5.

Related Party Transactions and Party-In-Interest Transactions

An affiliate of the firm manages several mutual fund investment options within the Plan. These investments include the Goldman Sachs Financial Square Treasury Obligations Fund, Goldman Sachs Financial Square Money Market Fund, Goldman Sachs Short Duration Government Fund, Goldman Sachs Core Fixed Income Fund, Goldman Sachs High Yield Fund, Goldman Sachs Large Cap Value Fund, Goldman Sachs Strategic Income Fund and Goldman Sachs Mid Cap Value Fund, each of which is an investment company registered under the Investment Company Act of 1940. No fees were paid for 2015 and 2014, or were payable by the Plan as of December 2015 and December 2014, for investment management services relating to any of these funds; however, investment advisory fees may be paid from the funds to the firm or its affiliates.

The Plan offers as an investment option the Company Stock Fund, which primarily invests in shares of the firm’s common stock. As of December 2015 and December 2014, the Plan’s interest in the Company Stock Fund represented 615,625 and 609,988 shares of the firm’s common stock with a fair market value of $111.0 million and $118.2 million respectively. Purchases of $5.8 million and $3.5 million and sales of $4.9 million and $9.4 million of the firm’s common stock were made through the Company Stock Fund during 2015 and 2014, respectively. The Company Stock Fund is managed by an affiliate of the Trustee.

GSAM Stable Value, LLC (GSAM Stable Value, formerly called Dwight Asset Management Company, LLC), an affiliate of the firm, manages a laddered fixed income investment option in the Plan. No fees are paid to GSAM Stable Value for acting as the laddered fixed income investment manager. This investment option included collective trust funds that are sub-advised by GSAM Stable Value and sponsored by Goldman Sachs Trust Company, N.A. (GSTC), and as such these investments are classified as related party transactions and party-in-interest transactions. Investment advisory fees were paid from the collective trust funds to GSTC, and may be shared with GSAM Stable Value and other affiliates. Beginning July 1, 2015, the underlying GSAM Stable Value

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

collective trust funds were removed from the Plan’s Laddered Bond Fund option and the proceeds were invested directly in the underlying fixed income securities and managed as a separately managed account. No fees are payable by the Plan to GSAM Stable Value or other affiliates to manage this separately managed account.

GS Bank USA, an affiliate of the firm, has a deposit obligation to the Plan under the Plan’s Bank Deposit option. No fees were paid for 2015 and 2014, or were payable by the Plan as of December 2015 and December 2014, for Bank Deposit obligations.

In addition, an affiliate of the Trustee manages several investment options within the Plan. These investments include the SSgA S&P 500® Index Non-Lending Series Fund, SSgA S&P MidCap® Index Non-Lending Series Fund, SSgA Russell Small Cap® Index Non-Lending Series Fund, and SSgA Emerging Markets Index Non-Lending Series Fund, each of which are collective trust funds. Fees associated with the management of these funds qualify as party-in-interest transactions.

Note 6.

Plan Termination

The firm intends to continue the Plan indefinitely but reserves the right to discontinue or amend the Plan at any time subject to the provisions of ERISA. In the event of discontinuance, affected participants will become fully vested in the Firm Contributions and the related investment income as required by ERISA.

Note 7.

Income Tax Status

The Internal Revenue Service has determined and informed the firm by a letter dated November 20, 2012, that the Plan and Master Trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since the receipt of the letter, Plan management believes that the Plan continues to be designed and operated in all material respects in compliance with the applicable requirements of the Internal Revenue Code.

On January 29, 2016, a new determination letter application was submitted to the Internal Revenue Service to re-affirm that the Plan is and continues to be designed in accordance with applicable sections of the Internal Revenue Code.

Note 8.

Reconciliation of Financial Statements to Form 5500

The tables below present the reconciliations from the Plan’s financial statements to the Form 5500.

	As of December
$ in thousands	2015	2014
Net assets available for benefits, per Statements of Net Assets Available for Benefits	$6,442,271	$6,645,248
Reduce by amounts allocated to withdrawing participants	(19,508)	(27,632)

Net assets, per the Form 5500	$6,422,763	$6,617,616

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

	Year Ended December
$ in thousands	2015	2014
Benefits paid, per Statements of Changes in Net Assets Available for Benefits	$346,779	$355,559
Add amounts allocated to withdrawing participants, end of year	19,508	27,632
Reduce for amounts allocated to withdrawing participants, beginning of year	(27,632)	(23,251)

Benefits paid to participants, per the Form 5500	$338,655	$359,940

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 2015 and December 2014, but had not yet been paid as of that date.

Note 9.

Financial Instruments with Off-Balance Sheet Risk

In accordance with the investment strategy of the separately managed accounts, the Plan’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance sheet market and credit risk, including investments sold, but not yet purchased. These investment liabilities involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of investments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as over the counter derivatives. The Plan enters into various types of derivatives, including:

•	Futures and Forwards. Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

•

Swaps. Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

•

Options. Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Market risk includes risk that arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates, in prices of commodities, and in prices of debt and equity securities. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers may limit the Plan’s market risk by holding or purchasing offsetting positions.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

The Plan is subject to credit risk of counterparty nonperformance on derivative assets, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk. Derivatives are accounted for at fair value.

Derivatives are recorded on a gross basis in the statements of net assets available for benefits. The tables below present the fair value and the notional amount of derivative contracts by major product type on a gross basis. Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the Plan’s exposure. The tables below also present the amounts of counterparty netting and collateral that have not been offset in the statements of net assets available for benefits. Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the Plan’s derivative activity and do not represent anticipated losses.

	As of December 2015
$ in thousands	Derivative Assets	Derivative Liabilities	Notional Amount
Interest rates	$1,640	$1,214	$3,307,698
Credit	677	805	33,192
Currencies	3,832	2,630	261,828
Commodities	355	3,337	111,973
Equities	18,465	20,021	1,232,560

Gross fair value/notional amount of derivatives	$24,969	$28,007	$4,947,251

Amounts that have not been offset in the statement of net assets available for benefits:
Counterparty netting	(16,611)	(16,611)
Collateral received/posted	(7,264)	(6,078)

Total	$1,094	$5,318

	As of December 2014
$ in thousands	Derivative Assets	Derivative Liabilities	Notional Amount
Interest rates	$2,159	$2,135	$12,245,891
Credit	1,122	1,077	30,277
Currencies	7,022	1,526	220,336
Commodities	8,080	6,329	73,946
Equities	25,016	19,006	705,369

Gross fair value/notional amount of derivatives	$43,399	$30,073	$13,275,819

Amounts that have not been offset in the statement of net assets available for benefits:
Counterparty netting	(12,229)	(12,229)
Collateral received/posted	(7,916)	(9,127)

Total	$23,254	$8,717

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

The table below presents the net appreciation/(depreciation) in the fair value of derivatives (including gains and losses on derivatives bought and sold as well as held during the year) by major product type.

	Year Ended December
$ in thousands	2015	2014
Interest rates	$525	$(78)
Credit	337	(417)
Currencies	8,248	14,075
Commodities	(2,250)	94
Equities	8,464	(31,240)

Total	$15,324	$(17,566)

The Plan’s investment managers enter into various derivative transactions that are considered credit derivatives under U.S. GAAP. The Plan’s written and purchased credit derivatives include credit default swaps and total return swaps. Substantially all of the Plan’s written and purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds.

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
Bank Deposits
GS BANK ACCOUNT	240,484,231	$240,484,231

Total Bank Deposits	240,484,231	$240,484,231

Collective Trusts
20+ TREASURY F	1,051,590	$42,117,848
DAILY EMER MKTS INDEX SER	5,525,997	121,212,752
EQUITY GROWTH FUND F	6,461,469	135,380,707
EQUITY VALUE FUND F	6,106,765	146,741,895
LIFEPATH INDEX ET NL FUND O	3,044,191	34,110,468
LIFEPATH INDEX 2020 NL FUND O	3,667,967	42,751,260
LIFEPATH INDEX 2025 NL FUND O	5,854,899	69,840,746
LIFEPATH INDEX 2030 NL FUND O	6,441,649	78,329,164
LIFEPATH INDEX 2035 NL FUND O	8,501,241	105,162,896
LIFEPATH INDEX 2040 NL FUND O	9,508,183	119,285,862
LIFEPATH INDEX 2045 NL FUND O	10,473,405	133,318,062
LIFEPATH INDEX 2050 NL FUND O	7,711,439	99,544,648
LIFEPATH INDEX 2055 NL FUND O	3,019,227	39,448,613
SSGA S+P 400 MIDCAP INDEX NL	6,647,899	171,123,563
STATE BK + INVT RETIRMNT PLNS	7,063,001	150,074,645
STATE STR BK TR CO INVT FDS TA	17,700,329	772,460,052

Total Collective Trusts	108,779,250	$2,260,903,180

Mutual Funds
ASHMORE EMERGING MARKETS LOCAL	2,412,712	$15,561,992
DODGE + COX INTERNATIONAL STOC	1,409,963	51,435,446
FINANCIAL SQUARE MONEY MKT	338,247,819	338,247,819
GMO INTERNATIONAL EQUITY FUND	8,961,288	179,942,656
GOLDMAN SACHS CORE FIXED INCOM	5,015,135	52,006,951
GOLDMAN SACHS FINANCIAL SQUARE	74,132,340	74,132,340
GOLDMAN SACHS HIGH YIELD FUND	21,407,736	129,730,879
GOLDMAN SACHS LARGE CAP VALUE	8,225,195	126,338,996
GOLDMAN SACHS MID CAP VALUE FU	9,745,140	323,538,663
GOLDMAN SACHS SHORT DURATION G	6,890,867	68,839,757
GOLDMAN SACHS STRATEGIC INCOME	2,219,681	21,353,335
STATE STREET HEDGED INTERNATIO	1,903,059	17,146,559
VANGUARD INFLATION PROTECTED S	6,782,413	69,655,385
WESTERN ASSET CORE PLUS BOND F	8,048,929	91,999,262

Total Mutual Funds	495,402,278	$1,559,930,042

Managed Accounts
Mutual Funds
PIMCO FDS SHORT TERM FLTG NAV	394,891	$3,950,494
MORGAN STANLEY PRIME INSTITUTIONAL CLASS MONEY MARKET	23,431,265	23,431,265
DREYFUS GOVERNMENT CASH MANAGEMENT INSTITUTIONAL CLASS MONEY MARKET (JP MORGAN)	19,415,906	19,415,906

Total Mutual Funds	43,242,062	$46,797,665

Cash and Cash Equivalents
AUSTRALIAN DOLLAR	18,507	13,465
BRAZILIAN REAL	3,141	794
CANADIAN DOLLAR	79,720	57,390
DANISH KRONE	248	36
EGYPTIAN POUND	107	14
EURO CURRENCY	679,241	737,859
HONG KONG DOLLAR	1	0
INDIAN RUPEE	2,523	38
INDONESIAN RUPIAH	2	—
MALAYSIAN RINGGIT	481	112
MEXICAN PESO (NEW)	1,200,439	69,505
NEW ISRAELI SHEQEL	7,224	1,857
NEW TAIWAN DOLLAR	214	7
NEW ZEALAND DOLLAR	263	180
NIGERIAN NAIRA	2,555	13
POLISH ZLOTY	269	68
POUND STERLING	85,842	126,522
SINGAPORE DOLLAR	209	147
SOUTH AFRICAN RAND	138,975	8,969
SOUTH KOREAN WON	11,524	10
SWEDISH KRONA	39,704	4,710
SWISS FRANC	6,613	6,607
THAILAND BAHT	311,842	8,666
TURKISH LIRA	784	269
US DOLLAR	565,433	565,433

Total Cash and Cash Equivalents	3,155,860	$1,602,669

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
Certificate of Deposit
CREDIT SUISSE NY	700,000	700,000

Total Certificate of Deposit	700,000	$700,000

Common Stock
21VIANET GROUP INC-ADR	47,982	1,014,339
2U INC	12,297	344,070
58.COM INC-ADR	23,930	1,578,423
7 ELEVEN MALAYSIA HOLDINGS B	269,500	96,665
AAC TECHNOLOGIES HOLDINGS IN	75,915	493,193
ABBOTT LABORATORIES	31,405	1,410,399
ABBVIE INC	1,300	77,012
ACTIVISION BLIZZARD INC	(49,110)	(1,901,048)
ACTIVISION BLIZZARD INC	24,516	949,014
ACUITY BRANDS INC	2,751	643,184
ADIDAS AG	(2,660)	(259,776)
ADOBE SYSTEMS INC	23,867	2,242,066
ADR	1,779,837	27,718,707
ADR EUR.0005	4,304	77,257
ADR USD.00005	46,623	8,813,612
ADR USD.001	10,143	275,078
ADR USD.01	38,268	1,772,956
ADR USD1.	16,490	204,971
ADT CORP/THE	(1,849)	(60,980)
ADVANCE AUTO PARTS INC	1,139	171,431
ADVANCE PURCHASE	89,000	4,632,410
ADVANCED DRAINAGE SYSTEMS IN	63,697	1,530,639
ADVANCED EMISSIONS SOLUTIONS	8,000	57,120
ADVANCED ENERGY INDUSTRIES	6,860	193,658
ADVANCED MICRO DEVICES INC	(9,848)	(28,264)
ADVANTEST CORP	(3,200)	(26,940)
AERCAP HOLDINGS NV	(4,622)	(199,486)
AERCAP HOLDINGS NV	274,423	11,844,097
AERIE PHARMACEUTICALS INC	25,845	629,326
AETNA INC	76,991	8,324,267
AETNA INC	6,300	681,156
AFLAC INC	(6,200)	(371,380)
AFRICAN BANK INVESTMENTS LTD	302,044	6,043
AGCO CORP	(3,614)	(164,039)
AGIOS PHARMACEUTICALS INC	2,106	136,722
AIA GROUP LTD	593,500	3,568,474
AIA GROUP LTD	962,337	5,786,327
AIR LIQUIDE SA	29,300	3,299,033
AIR PRODUCTS & CHEMICALS INC	83,189	10,823,721
AKAMAI TECHNOLOGIES INC	(2,773)	(145,943)
AKAMAI TECHNOLOGIES INC	2,100	110,523
ALASKA AIR GROUP INC	7,000	563,570
ALCOA INC	(50,769)	(501,090)
ALEXION PHARMACEUTICALS INC	19,900	3,795,925
ALIBABA GROUP HOLDING-SP ADR	74,501	6,054,696
ALIMENTATION COUCHE-TARD -B	(8,149)	(358,950)
ALIOR BANK SA	12,869	216,713
ALKERMES PLC	24,428	1,939,095
ALLEGIANCE BANCSHARES INC	4,574	108,175
ALLERGAN PLC	89,507	27,970,938
ALLETE INC	13,755	699,167
ALLIANCE DATA SYSTEMS CORP	(1,849)	(511,378)
ALLIANZ SE REG	22,200	3,944,149
ALLSCRIPTS HEALTHCARE SOLUTI	103,394	1,590,200
ALPHA BANK SA	94,694	256,089
ALPHABET INC CL A	35,944	27,964,791
ALPHABET INC CL C	13,851	10,511,247
ALPHABET INC-CL C	12,950	9,827,496
ALROSA PAO	706,177	541,948
ALTISOURCE PORTFOLIO SOLUTIONS	72,999	2,030,102
ALTRA INDUSTRIAL MOTION CORP	25,900	649,572
AMADEUS IT HOLDING SA	31,100	1,373,993
AMAZON.COM INC	18,250	12,334,993
AMBARELLA INC	22,755	1,268,364
AMBUJA CEMENTS LTD	31,559	97,077
AMERCAN EXPRESS CO	(9,243)	(642,851)
AMERICA MOVIL SAB DE C SER L	283,199	198,406

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
AMERICAN AIRLINES GROUP INC	45,800	1,939,630
AMERICAN EAGLE OUTFITTERS	(90,370)	(1,400,735)
AMERICAN ELECTRIC POWER	(9,677)	(563,879)
AMERICAN INTERNATIONAL GROUP	230,140	14,261,776
AMERICAN TOWER CORP-CL A	(15,204)	(1,474,028)
AMERIPRISE FINANCIAL INC	5,200	553,384
AMERIS BANCORP	68,058	2,313,291
AMERISOURCEBERGEN CORP	(6,470)	(671,004)
AMERISOURCEBERGEN CORP	5,400	560,034
AMETEK INC	(4,159)	(222,881)
AMETEK INC	75,931	4,069,142
AMGEN INC	1,849	300,148
AMGEN INC	400	64,932
AMR CORP	237,719	320,550
AMR CORP EXP	74,074	99,884
ANACOR PHARMACEUTICALS INC	12,173	1,375,184
ANADARKO PETROLEUM CORP	20,000	971,600
ANADOLU EFES BIRACILIK VE	79,956	517,453
ANALOG DEVICES INC	(9,003)	(498,046)
ANGLO AMERICAN PLC	218,152	968,097
ANGLO IRISH BANK CORP PLC	43,800	—
ANHEUSER-BUSCH INBEV SA/NV	8,720	1,083,558
ANHEUSER-BUSCH INBEV SPN ADR	13,818	1,727,250
ANHUI CONCH CEMENT CO LTD H	484,881	1,304,461
ANTHEM INC	8,900	1,241,016
APOGEE ENTERPRISES INC	1,818	79,101
APOLLO INVESTMENT CORP	(50,086)	(261,449)
APPLE INC	(36,952)	(3,889,568)
APPLE INC	27,860	2,932,544
APPLIED INDUSTRIAL TECH INC	20,975	849,278
APTARGROUP INC	(1,718)	(124,813)
ARAMARK	121,175	3,907,894
ARATANA THERAPEUTICS INC	39,425	219,992
ARCELOR MITTAL STEEL COMPANY N.V.	(177,514)	(749,109)
ARGO GROUP INTERNATIONAL	19,645	1,175,557
ARM HOLDINGS PLC	196,400	3,007,635
ARM HOLDINGS PLC-SPONS ADR	(9,490)	(429,328)
ARMOUR ENERGY LTD	176,493	21,232
ARMSTRONG WORLD INDUSTRIES	16,835	769,865
ARRIS INTERNATIONAL PLC	99,046	3,027,836
ARRIUM LTD	1,742,611	73,691
ASHLAND INC	(3,810)	(391,287)
ASHLAND INC	81,500	8,370,050
ASM PACIFIC TECHNOLOGY	78,771	619,484
ASPEN PHARMACARE HOLDINGS LT	32,556	650,217
ASPEN TECHNOLOGY INC	(30,040)	(1,134,310)
ASPEN TECHNOLOGY INC	38,593	1,457,272
ASTRAZENECA PLC-SPONS ADR	(11,092)	(376,573)
AT&T INC	(119,672)	(4,117,914)
ATHENAHEALTH INC	15,613	2,513,225
ATLAS COPCO AB A SHS	68,400	1,690,812
ATLAS ENERGY GROUP LLC	258,815	245,874
ATTIJARIWAFA BANK	3,693	125,842
AUTOZONE INC	1,200	890,292
AVAGO TECHNOLOGIES LTD	56,419	8,189,218
AVANGRID INC	13,890	533,376
AVERY DENNISON CORP	(2,890)	(181,087)
AVON PRODUCTS INC	274,000	1,109,700
AXA IMMOSELECT	13,014	71,379
AXIS BANK LTD	251,607	1,710,500
BALCHEM CORP	(1,664)	(101,171)
BANCO BILBAO VIZCAYA ARGENTA	140,700	1,030,005
BANCOLOMBIA SA	22,811	150,756
BANK OF AMERICA CORP	147,200	2,477,376
BANK OF MONTREAL	(63,661)	(3,593,679)
BANK OF NEW YORK MELLON CORP	120,162	4,953,078
BANK OF NEW YORK MELLON CORP	6,500	267,930
BANK OF NOVA SCOTIA	(7,390)	(299,117)
BANK OF THE PHILIPPINE ISLAN	108,931	194,110
BANK TABUNGAN PENSIUNAN NASL	200,100	34,838
BARCLAYS PLC	1,173,000	3,782,731
BAXALTA INC	15,410	601,452
BAXTER INTERNATIONAL INC	924	35,251
BAYERISCHE MOTOREN WERKE AG	25,930	2,750,018
BEACON ROOFING SUPPLY INC	12,920	532,046
BECTON DICKINSON AND CO	(3,697)	(569,671)
BECTON DICKINSON AND CO	21,259	3,275,799

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
BEIJING ENTERPRISES HLDGS	22,000	133,269
BENEFITFOCUS INC	21,740	791,119
BEST BUY CO INC	(3,697)	(112,574)
BG GROUP PLC	199,410	2,895,018
BHP BILLITON LTD-SPON ADR	(17,562)	(452,397)
BIDVEST GROUP LTD	52,307	1,107,914
BIOCRYST PHARMACEUTICALS INC	51,615	532,667
BIOGEN INC	21,691	6,645,038
BLACK STONE MINERALS LP	66,089	953,664
BLACKBERRY LTD	(84,585)	(784,949)
BLUE BUFFALO PET PRODUCTS INC	—	—
BLUESTONE GLOBAL LTD	337,069	0
BNC BANCORP	47,276	1,199,865
BOEING CO	(19,648)	(2,840,904)
BOEING CO/THE	(7,580)	(1,095,992)
BOEING CO/THE	16,200	2,342,358
BOISE CASCADE CO	46,626	1,190,362
BONANZA CREEK ENERGY INC	49,748	262,172
BOOT BARN HOLDINGS INC	21,635	265,894
BORA BORA RESOURCES LTD	29,145	1,381
BORGWARNER INC	21,750	940,253
BOSTON SCIENTIFIC CORP	235,806	4,348,263
BOYD GAMING CORP	(3,000)	(59,610)
BRISTOL MYERS SQUIBB CO	24,400	1,678,476
BROADCOM CORP-CL A	46,139	2,667,757
BUFFALO WILD WINGS INC	4,727	754,666
BUNGE LTD	39,010	2,663,603
BURLINGTON STORES INC	17,550	752,895
C.H. ROBINSON WORLDWIDE INC	(8,320)	(516,006)
CA INC	3,697	105,586
CABLE + WIRELESS COMMUNICATI	645,780	707,199
CACI INTERNATIONAL INC CL A	11,285	1,047,022
CAESARS ACQUISITION CO-CL A	11,206	76,313
CALATLANTIC GROUP INC	(14,002)	(530,956)
CALATLANTIC GROUP INC	11,582	439,189
CALLON PETROLEUM CO	163,496	1,363,557
CAL-MAINE FOODS INC	(38,522)	(1,785,109)
CALTEX AUSTRALIA LTD	30,179	829,532
CAMPBELL SOUP CO	(9,068)	(476,523)
CAN IMPERIAL BK OF COMMERCE	(27,552)	(1,816,079)
CANADIAN NATL RAILWAY CO	43,400	2,425,192
CANADIAN PACIFIC RAILWAY LTD	69,323	8,859,889
CANADIAN PACIFIC RAILWAY LTD	5,100	650,760
CAPEVIN HOLDINGS LTD	47,090	29,326
CAPITAL ONE FINANCIAL CORP	(6,470)	(467,005)
CAPITAL ONE FINANCIAL CORP	14,950	1,079,091
CAPITEC BANK HOLDINGS LTD	4,081	141,839
CARBYLAN THERAPEUTICS INC	4,800	17,376
CARDINAL HEALTH INC	11,700	1,044,459
CARDIOVASCULAR SYSTEMS INC	30,770	465,242
CARDTRONICS INC	27,840	936,816
CARMAX INC	9,243	498,845
CARMAX INC	6,685	360,789
CARNIVAL CORP	(25,461)	(1,387,115)
CARNIVAL CORP	2,000	108,960
CAROLINA FINANCIAL CORP	6,045	108,810
CASCADE BANCORP	213,623	1,296,692
CASCADE MICROTECH INC	23,680	384,800
CASTLIGHT HEALTH INC-B	18,710	79,892
CATCHER TECHNOLOGY CO LTD	6,000	50,339
CATERPILLAR INC	(20,335)	(1,381,967)
CATHAY FINANCIAL HOLDING CO	122,000	171,706
CAVIUM INC	9,060	595,333
CBOE HOLDINGS INC	(1,898)	(123,180)
CBS CORP-CLASS B NON VOTING	3,697	174,240
CCR SA	43,162	136,918
CELADON GROUP INC	3,700	36,593
CELANESE CORP-SERIES A	(5,960)	(401,287)
CELGENE CORP	93,026	11,140,794
CENTERPOINT ENERGY INC	13,864	254,543
CENTRAL JAPAN RAILWAY CO	2,100	377,340
CEPHEID INC	54,824	2,002,721
CERNER CORP	21,913	1,318,505
CGX ENERGY INC	7,884	1,055
CHARTER COMMUNICATION A	18,087	3,311,730
CHENIERE ENERGY INC	(2,471)	(92,045)
CHESAPEAKE ENERGY CORP	(289,982)	(1,304,919)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
CHESAPEAKE ENERGY CORP	2,500	11,250
CHEVRON CORP	(32,583)	(2,931,167)
CHICAGO BRIDGE & IRON CO	1,684	65,659
CHICO S FAS INC	49,695	530,246
CHIMERA INVESTMENT CORP	606,819	8,277,011
CHINA CONSTRUCTION BANK-H	34,000	23,294
CHINA FOODS LTD	263,460	116,260
CHINA MEDICAL TECH-SPON ADR	9,062	—
CHINA MENGNIU DAIRY CO	322,000	525,161
CHINA MERCHANTS BANK H	131,445	310,713
CHINA MOBILE LTD	222,000	2,506,290
CHINA MOBILE LTD	46,198	521,580
CHINA OVERSEAS LAND & INVEST	20,000	70,189
CHINA OVERSEAS LAND + INVEST	267,251	934,498
CHINA PETROCHEMICAL DEV CORP	235,000	56,648
CHINA PETROLEUM & CHEMICAL-H	52,000	31,399
CHINA PHARMACEUTICAL GROUP	252,000	257,511
CHINA RESOURCES BEER HOLDIN	177,377	380,380
CHINA TRADITIONAL CHINESE MEDICINE CO LTD	442,000	298,830
CHINA UNICOM HONG KONG LTD	662,000	807,161
CHIPOTLE MEXICAN GRILL INC	(984)	(472,172)
CHIPOTLE MEXICAN GRILL INC	4,869	2,336,390
CHUBB LTD	(3,130)	(365,741)
CHURCH & DWIGHT CO INC	(11,610)	(985,457)
CHURCHILL DOWNS INC	4,648	657,646
CIE GENERALE DES ETABLISSEMENT	45,600	4,352,548
CIENA CORP	54,575	1,129,157
CIGNA CORP	18,475	2,703,447
CIMAREX ENERGY CO	23,366	2,088,453
CIMB GROUP HOLDINGS BHD	66,495	70,313
CIMPOR-CIMENTOS DE PORTUGAL	70,702	26,723
CIMPRESS NV	(11,409)	(925,726)
CIRCOR INTERNATIONAL INC	7,260	306,009
CISCO SYSTEMS INC	46,098	1,251,791
CIT GROUP INC	36,376	1,444,127
CITIGROUP INC	194,055	10,042,346
CITIZENS FINANCIAL GROUP	4,622	121,050
CK HUTCHISON HOLDINGS LTD	136,000	1,835,443
CLAYTON WILLIAMS ENERGY INC	9,410	278,254
CLEAN HARBORS INC	(27,729)	(1,154,913)
CLOROX COMPANY	(6,258)	(793,702)
CNO FINANCIAL GROUP INC	32,453	619,528
COBALT INTERNATIONAL ENERGY	(31,052)	(167,681)
COBIZ FINANCIAL INC	85,359	1,145,518
COCA COLA HBC AG DI	47,093	1,005,062
COCA COLA ICECEK AS	16,230	206,514
COGNIZANT TECH SOLUTIONS A	21,552	1,293,551
COLOPLAST B	16,624	1,347,866
COLUMBIA SPORTSWEAR CO	(2,773)	(135,211)
COMCAST CORP-CLASS A	124,263	7,012,161
COMMERCIAL METALS CO	42,190	577,581
COMMSCOPE HOLDING CO INC	121,716	3,151,227
CONAGRA FOODS INC	(9,056)	(381,801)
CONCHO RESOURCES INC	8,848	821,625
CONFORMIS INC	38,785	670,593
CONOCOPHILLIPS	(20,353)	(950,282)
CONSOLIDATED EDISON INC	(9,182)	(590,127)
CONSTELLATION BRANDS INC-A	3,900	555,516
CORE LABORATORIES N.V.	(8,270)	(899,280)
CORP MOCTEZUMA SER	79,384	252,523
COSTCO WHOLESALE CORP	(4,537)	(732,726)
COSTCO WHOLESALE CORP	2,500	403,750
COTY INC-CL A	(27,730)	(710,720)
CRACKER BARREL OLD COUNTRY	(4,167)	(528,501)
CRANE CO	(1,028)	(49,180)
CREDICORP LTD	6,300	613,116
CREE INC	(47,209)	(1,259,064)
CROSS COUNTRY HEALTHCARE INC	30,921	506,795
CROWN HOLDINGS INC	(5,700)	(288,990)
CRRC CORP LTD - H	56,000	69,219
CS EUROREAL-A EUR	59,676	1,318,319
CSL LTD	33,600	2,574,375
CTRIP.COM INTERNATIONAL-ADR	(152,426)	(7,061,897)
CTRIP.COM INTERNATIONAL-ADR EXP	102,822	4,763,743
CU BANCORP	46,600	1,181,776
CUMMINS INC	(14,088)	(1,239,885)
CURTISS WRIGHT CORP	13,160	901,460

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
CVS HEALTH CORP	11,400	1,114,578
CVSL INC	93,085	92,154
CYPRESS SEMICONDUCTOR CORP	(15,989)	(156,852)
CYRUSONE INC	659	24,680
DABUR INDIA LTD	93,783	391,682
DALIAN WANDA COMMERCIAL PR-H	196,000	1,144,313
DANAHER CORP W/D	48,700	4,523,256
DASSAULT SYSTEMES SA	66,046	5,292,686
DBS GROUP HOLDINGS LTD	115,000	1,352,941
DECKERS OUTDOOR CORP	10,910	514,952
DEERE & CO	(11,094)	(846,139)
DEGI EUROPA	18,184	138,248
DEL TACO RESTAURANTS INC	49,373	525,822
DELPHI AUTOMOTIVE PLC	3,400	291,482
DELTA AIR LINES INC	160,019	8,111,363
DEMANDWARE INC	12,425	670,577
DENMARK TOPCO LIMITED SHARES ? CORY ENVIRONMENTAL	721	—
DENTSPLY INTERNATIONAL INC	26,450	1,609,483
DEPOSITORY RECEIPT	39,740	387,630
DEPOSITORY RECEIPT L	578	1,879
DEUTSCHE PFANDBRIEFBANK AG	39,827	484,513
DEXCOM INC	20,437	1,673,790
DIALOG AXIATA PLC	1,678,010	124,469
DIAMONDBACK ENERGY INC	9,523	637,089
DICERNA PHARMACEUTICALS INC	23,900	283,693
DIGITALGLOBE INC	15,226	238,439
DINEEQUITY INC	6,654	563,394
DISCOVER FINANCIAL SERVICES	2,773	148,688
DISCOVERY COMMUNICATIONS A	36,953	985,906
DISCOVERY COMMUNICATIONS C	66,751	1,683,460
DISCOVERY COMMUNICATIONS-A	(21,040)	(561,347)
DISCOVERY LTD	17,040	146,202
DISH NETWORK CORP	86,800	4,963,224
DISTELL GROUP LTD	8,606	91,633
DOLLAR GENERAL CORP	—	—
DOLLAR TREE INC	17,409	1,344,323
DOMINION RESOURCES INC/VA	(4,198)	(283,953)
DOMINOS PIZZA INC	(5,944)	(661,270)
DONALDSON CO INC	(3,414)	(97,845)
DOW CHEMICAL	175,088	9,013,530
DOW CHEMICAL CO/THE	138,800	7,145,424
DREAMWORKS ANIMATION SKG A	42,265	1,089,169
DSW INC CLASS A	7,675	183,126
DUNKIN BRANDS GROUP INC	(18,603)	(792,302)
DYNEGY INC	7,540	101,036
E MART INC	1,509	243,231
E*TRADE FINANCIAL CORP	162,281	4,810,009
EASTMAN CHEMICAL CO	(6,470)	(436,790)
EASTMAN CHEMICAL CO	60,560	4,088,406
EATON CORP PLC	(24,168)	(1,257,703)
EBAY INC	240,525	6,609,627
EBAY INC	172,173	4,731,314
ECOLAB INC	6,200	709,156
ELECTRONIC ARTS INC	(28,267)	(1,942,508)
ELECTRONIC ARTS INC	134,777	9,261,875
ELI LILLY + CO	15,600	1,314,456
ELIOR	177,100	3,711,639
ELSWEDY ELECTRIC CO	59,908	275,973
EMC CORP/MA	92,163	2,366,746
EME REORGANIZATION TRUST-TRU	1,221,192	3,664
EMERSON ELECTRIC CO	(100,515)	(4,807,632)
EMPIRE STATE REALTY TRUST INC	(3,766)	(68,052)
ENDO INTERNATIONAL PLC	183,317	11,222,667
ENDOCHOICE HOLDINGS INC	18,305	152,847
ENDOLOGIX INC	38,595	382,091
ENERGY TRANSFER EQUITY LP	507,251	6,969,629
ENI SPA-SPONSORED ADR	(18,302)	(545,400)
ENVESTNET INC	15,690	468,347
ENVISION HEALTHCARE HOLDINGS	47,235	1,226,693
EOG RESOURCES INC	12,395	877,442
EPAM SYSTEMS INC	14,830	1,165,935
EQUITY GROUP HOLDINGS LTD	800,315	312,929
ERICSSON (LM) TEL-SP ADR	32,990	317,034
ERICSSON LM-B SHS	147,440	1,437,510
ESTEE LAUDER COMPANIES CL A	2,700	237,762
ESTEE LAUDER COMPANIES-CL A	(34,172)	(3,009,186)
ESTERLINE TECHNOLOGIES CORP	9,455	765,855

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
EVERCORE PARTNERS INC CL A	11,165	603,692
EVERTEC INC	27,310	457,169
EXAR CORP	24,555	150,522
EXLSERVICE HOLDINGS INC	53,197	2,390,141
EXPEDITORS INTL WASH INC	(21,781)	(982,323)
EXPRESS SCRIPTS HOLDING CO	(7,394)	(646,310)
EXPRESS SCRIPTS HOLDING CO	9,575	836,951
EXXON MOBIL CORP	(50,570)	(3,941,932)
FABRINET	10,285	244,989
FACEBOOK INC	52,249	5,468,380
FACEBOOK INC A	86,097	9,010,912
FAMILYMART CO LTD	9,600	450,412
FANNIE MAE	22,270	36,523
FANUC CORP	18,300	3,206,817
FASTENAL CO	(31,860)	(1,300,525)
FCB FINANCIAL HOLDINGS INC	78,800	2,820,252
FCMB GROUP PLC	5,815,732	48,501
FEDEX CORP	6,200	923,738
FEI COMPANY	24,660	1,967,621
FERRARI NV	900	43,200
FERRO CORP	71,794	798,349
FERROGLOBE PLC	32,920	353,890
FIAT CHRYSLER AUTOMOBILES NV	(377,115)	(5,275,839)
FINANCIAL INSTITUTIONS INC	31,545	883,260
FINANCIAL SELECT SECTOR SPDR	(18,348)	(437,233)
FINTECH ACQUISITION CORP	4,818	49,144
FIRST AMERICAN FINANCIAL	(11,698)	(419,958)
FIRST AMERICAN FINANCIAL	18,859	677,038
FIRST CASH FINL SVCS INC	7,100	265,753
FIRST DATA CORP	901,911	14,161,757
FIRST FOUNDATION INC	28,300	667,597
FIRST MERCHANTS CORP	32,890	836,064
FIRST QUANTUM MINERALS LTD	(62,375)	(233,207)
FIRST QUANTUM MINERALS LTD	116,896	435,909
FISERV INC	(6,600)	(603,636)
FISERV INC	14,600	1,335,316
FIVE BELOW	59,678	1,915,664
FIVE PRIME THERAPEUTICS INC	15,005	622,708
FLEETCOR TECHNOLOGIES INC	77,449	11,069,786
FLEETMATICS GROUP PLC	15,554	789,988
FLOWSERVE CORP	400	16,832
FLUOR CORP	(18,486)	(872,909)
FNF GROUP	152,514	5,287,660
FOOT LOCKER INC	(17,140)	(1,115,643)
FORD MOTOR CO	(129,405)	(1,823,316)
FOREIGN SH. THB.1 A	56,100	34,765
FOREIGN SH. THB.5 A	907,312	1,185,040
FOREIGN SH. THB.95 A	5,059,401	340,246
FOREIGN SH. THB10.0 A	203,083	955,826
FOREIGN SH. THB3.55 A	180,100	217,712
FORTUNE BRANDS HOME + SECURI	68,010	3,774,555
FRANKLIN RESOURCES INC	12,525	461,171
FREDDIE MAC	23,669	38,344
FREEPORT-MCMORAN INC	(36,973)	(250,307)
FRESENIUS MEDICAL CARE AG +	24,020	2,028,203
FRESENIUS SE & CO KGAA	(26,830)	(1,922,547)
FRESHPET INC	88,173	748,589
FRONTIER COMMUNICATIONS CORP	(53,118)	(248,061)
FS INVESTMENT CORP	(47,500)	(427,025)
FTI CONSULTING INC	8,225	285,079
FUCHS PETROLUB SE	10,500	429,898
FUFENG GROUP LTD	(93,000)	(41,997)
G III APPAREL GROUP LTD	3,440	152,254
GALAXY ENTERTAINMENT GROUP LTD	175,000	552,061
GAMESTOP CORP-CLASS A	(41,268)	(1,157,155)
GAMING AND LEISURE PROPERTIE	(2,000)	(55,600)
GARTNER INC	23,250	2,108,775
GDR	219,017	5,829,191
GDR RUB.25	49,564	99,128
GEELY AUTOMOBILE HOLDINGS LTD	(250,000)	(133,217)
GENERAC HOLDINGS INC	48,580	1,446,227
GENERAL ELECTRIC CO	(207,508)	(6,463,874)
GENERAL MOTORS CO	(23,081)	(784,985)
GENOMMA LAB INTERNACIONAL B	317,804	255,588
GENTERA SAB DE CV	12,400	23,800
GILEAD SCIENCES INC	25,300	2,560,107
GLOBAL BRASS + COPPER HOLDIN	11,340	241,542

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
GLOBAL PAYMENTS INC	(19,200)	(1,238,592)
GLOBAL PAYMENTS INC	51,548	3,325,361
GLOBANT SA	14,034	526,415
GLOBUS MEDICAL INC A	41,726	1,160,817
GLYCOMIMETICS INC	25,655	146,747
GMX RESOURCES INC	8,746	—
GOGO INC	435	7,743
GOLDMAN SACHS GROUP INC	615,625	110,954,094
GOODYEAR TIRE + RUBBER CO	18,190	594,267
GOPRO INC-CLASS A	(22,200)	(399,822)
GREAT WESTERN BANCORP INC	(4,622)	(134,130)
GREAT WESTERN BANCORP INC	19,600	568,792
GRIFOLS SA	13,500	625,171
GRUPO FINANCIERO BANORTE O	217,157	1,191,958
GRUPO FINANCIERO INBURSA O	173,254	313,080
GUARANTY BANCORP	8,500	140,590
GUARANTY TRUST BANK	959,444	87,630
GUIDEWIRE SOFTWARE INC	30,529	1,836,625
GULFMARK OFFSHORE INC-CL A	(3,598)	(16,803)
GULFPORT ENERGY CORP	61,300	1,506,141
HAITONG SECURITIES CO LTD-H	18,400	32,524
HANESBRANDS INC	(23,108)	(680,068)
HANESBRANDS INC	35,700	1,050,651
HANOVER INSURANCE GROUP INC/	21,360	1,737,422
HARLEY-DAVIDSON INC	(14,813)	(672,362)
HARMAN INTERNATIONAL	4,753	447,780
HARMONIC INC	(9,259)	(37,684)
HARRIS CORP	55,459	4,819,387
HAWAIIAN ELECTRIC INDS	(5,546)	(160,557)
HD SUPPLY HOLDINGS INC	(12,016)	(360,840)
HD SUPPLY HOLDINGS INC	37,159	1,115,885
HD SUPPLY HOLDINGS INC	19,097	573,483
HEADWATERS INC	118,969	2,007,007
HEALTHSCOPE LTD	831,905	1,613,402
HEARTLAND PAYMENT SYSTEMS IN	34,946	3,313,580
HEARTWARE INTERNATIONAL INC	11,705	589,932
HEICO CORP CLASS A	12,318	606,046
HENRY SCHEIN INC	1,400	221,466
HERITAGE CRYSTAL CLEAN INC	38,605	409,213
HERO MOTOCORP LTD	12,437	505,385
HEWLETT PACKARD ENTERPRIS	—	—
HEXAGON RESOURCES LTD	183,140	8,412
HEXCEL CORP	(3,872)	(179,854)
HILL-ROM HOLDINGS INC	(435)	(20,906)
HILLTOP HOLDINGS INC	78,659	1,511,826
HILTON WORLDWIDE HOLDINGS IN	33,213	710,758
HILTON WORLDWIDE HOLDINGS INC	(56,221)	(1,203,129)
HILTON WORLDWIDE HOLDINGS INC	121,700	2,604,380
HOLOGIC INC	3,700	143,153
HOME DEPOT INC	13,900	1,838,275
HON HAI PRECISION INDUSTRY	65,100	159,895
HONEYWELL INTERNATIONAL INC	(4,134)	(428,158)
HORIZON BANCORP INDIANA	900	25,164
HOVNANIAN ENTERPRISES-A	(17,275)	(31,268)
HRG GROUP INC	585,766	7,942,987
HSN INC	36,175	1,832,987
HUANENG POWER INTL INC-H	1,290,000	1,113,489
HUBBELL INC	(9,783)	(988,474)
HUBBELL INC	5,204	525,812
HUBSPOT INC	22,840	1,286,120
HUMANA INC	23,108	4,125,009
HUMANA INC	1,500	267,765
HUNT (JB) TRANSPRT SVCS INC	4,400	322,784
HURON CONSULTING GROUP INC	30,963	1,839,202
HYATT HOTELS CORP - CL A	(13,816)	(649,628)
HYDRO ONE LTD	(4,815)	(77,615)
IBERIABANK CORP	12,020	661,941
IDACORP INC	8,705	591,940
IDEX CORP	(3,872)	(296,634)
IHS INC CLASS A	40,023	4,739,924
ILLINOIS TOOL WORKS	8,310	770,171
ILLUMINA INC	317	60,847
ILLUMINA INC	7,734	1,484,503
IMAX CORP	18,935	672,950
IMPERIAL OIL LTD	35,200	1,144,704
IMPRIVATA INC	42,000	474,600
INC RESEARCH HOLDINGS INC-A	1,304	63,257

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
INCYTE CORP	8,868	961,735
IND & COMM BK OF CHINA-H	78,000	47,099
IND + COMM BK OF CHINA H	2,149,000	1,297,694
INDRAPRASTHA GAS LTD	8,124	64,900
INDUSTRIAL SELECT SECT SPDR	(520)	(27,565)
INFOSYS LTD	45,129	755,149
INPHI CORP	9,545	257,906
INTEGRATED DEVICE TECH INC	5,300	139,655
INTERCONTINENTAL EXCHANGE IN	27,260	6,985,648
INTERFACE INC	8,370	160,202
INTERNATIONAL GAME TECHNOLOG	43,960	711,273
INTERSECT ENT INC	23,385	526,163
INTERSIL CORP A	16,965	216,473
INTERVAL LEISURE GROUP	(1,456)	(22,728)
INTL BUSINESS MACHINES CORP	(34,076)	(4,689,539)
INTL BUSINESS MACHINES CORP	4,910	675,714
INTL CONTAINER TERM SVCS INC	323,361	483,100
INTL FLAVORS & FRAGRANCES	(7,117)	(851,478)
INTUIT INC	36,324	3,505,266
INTUITIVE SURGICAL INC	1,950	1,065,012
INVENSENSE INC	10,730	109,768
INVENTURE FOODS INC	23,036	163,556
IPG PHOTONICS CORP	(11,265)	(1,004,387)
IRONWOOD PHARMACEUTICALS INC	37,405	433,524
ISHARES IBOXX $ INVESTMENT GRA	(6,100)	(695,461)
ISHARES IBOXX HIGH YIELD CORP BOND ETF	4,025	324,335
ISHARES JP MORGAN USD EMERGING MARKETS BOND ETF	(1,824)	(192,943)
ISHARES MSCI BRAZIL	(14,470)	(299,240)
ISHARES MSCI BRAZIL CAPPED ETF	(97,200)	(2,010,096)
ISHARES NASDAQ BIOTECHNOLOGY	(4,109)	(1,390,198)
ISHARES RUSSELL 2000 ETF	47,248	5,315,872
J2 GLOBAL INC	9,025	742,938
JABIL CIRCUIT INC	(24,190)	(563,385)
JACK IN THE BOX INC	(6,743)	(517,256)
JAMBA INC	90,881	1,225,985
JAMES RIVER GROUP HOLDINGS L	46,525	1,560,449
JANUS CAPITAL GROUP INC	(29,600)	(417,064)
JARDEN CORP	15,790	901,925
JARDINE MATHESON HLDGS LTD	800	38,984
JD.COM INC-ADR	69,257	2,234,577
JGC CORP	85,000	1,316,389
JINKOSOLAR HOLDING CO-ADR	(999)	(27,642)
JOHNSON CONTROLS INC	(26,467)	(1,045,182)
JPMORGAN CHASE & CO	129,894	8,576,901
JUNIPER NETWORKS INC	17,640	486,864
JUST ENERGY GROUP INC	(19,873)	(141,991)
KAISER ALUMINUM CORP	12,745	1,066,247
KANSAS CITY SOUTHERN	34,330	2,563,421
KAR AUCTION SERVICES INC	72,680	2,691,340
KATE SPADE & CO	96,642	1,717,328
KDDI CORP	7,300	191,533
KENNEDY WILSON HOLDINGS INC	82,309	1,982,001
KERING	(10,500)	(1,801,270)
KEYENCE CORP	5,100	2,843,909
KILROY REALTY CORP	(47,700)	(3,018,456)
KIMBERLY CLARK CORP	(11,535)	(1,468,406)
KIMBERLY CLARK CORP	9,610	1,223,353
KINDER MORGAN INC	9,570	142,784
KIWOOM SECURITIES CO LTD	3,434	181,577
KKR & CO LP	84,939	1,324,199
KNIGHT TRANSPORTATION INC	22,310	540,571
KONE OYJ B	39,700	1,689,250
KOREA ELECTRIC POWER CORP	13,489	573,579
KORN/FERRY INTERNATIONAL	4,788	158,866
KOSE CORP	3,100	290,633
KOSMOS ENERGY LTD	32,957	171,376
KOTAK MAHINDRA BANK LTD	128,857	1,394,212
KRAFT HEINZ CO/THE	13,200	960,432
KROGER CO	(40,440)	(1,691,605)
KROGER CO	300	12,549
KUKA AG	(6,240)	(562,904)
L BRANDS INC	49,873	4,778,831
L OREAL	17,800	3,002,903
L-3 COMMUNICATIONS HOLDINGS	(2,254)	(269,376)
LABORATORY CRP OF AMER HLDGS	36,973	4,571,342
LACLEDE GROUP INC/THE	19,745	1,173,050
LAFARGE MALAYSIA BHD	33,697	69,694

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
LAKELAND BANCORP INC	113,421	1,337,234
LANDSTAR SYSTEM INC	(7,857)	(460,813)
LAS VEGAS SANDS CORP	400	17,536
LATTICE SEMICONDUCTOR CORP	14,290	92,456
LENNAR CORP - B SHS	8,854	355,754
LENNAR CORP-CL A	(56,992)	(2,787,479)
LEVEL 3 COMMUNICATIONS INC	33,866	1,840,956
LIBERTY GLOBAL PLC-A	14,320	606,595
LIBERTY GLOBAL PLC-SERIES C	96,482	3,933,571
LIBERTY INTERACTIVE CORP Q-A	239,122	6,532,813
LIBERTY MEDIA CORP - A	800	31,400
LINDBLAD EXPEDITIONS HOLDING	51,175	568,554
LINDE AG	9,000	1,309,100
LINDSAY CORP	(3,983)	(288,369)
LINEAR TECHNOLOGY CORP	14,580	619,213
LINKEDIN CORP A	10,658	2,398,903
LINX SA	11,400	127,651
LIXIL GROUP CORP	(10,500)	(235,837)
LKQ CORP	158,705	4,702,429
LOCKHEED MARTIN CORP	(1,270)	(275,781)
LOCKHEED MARTIN CORP	900	195,435
LOEWS CORP	15,150	581,760
LONGFOR PROPERTIES	321,967	480,241
LONGTOP FINANCIAL-SPON ADR	38,622	—
LORAL SPACE & COMMUNICATIONS I	83,300	3,391,143
LOUIS XIII HOLDINGS LTD	5,479,000	1,491,625
LOUISIANA PACIFIC CORP	24,500	441,245
LOWE S COS INC	28,700	2,182,348
LPL FINANCIAL HOLDINGS INC	(27,803)	(1,185,798)
LSR GROUP PJSC	2,302	21,118
LTD PART	2,730	44,062
LULULEMON ATHLETICA INC	10,902	572,028
LUNDIN MINING CORP	(56,856)	(156,243)
LUPIN LTD	51,411	1,423,830
LVMH MOET HENNESSY LOUIS VUI	7,800	1,227,758
LYONDELLBASELL INDU-CL A EXP	374	32,492
M3 INC	74,000	1,551,419
MACQUARIE INFRASTRUCTURE CORP	363	26,354
MAGNIT PJSC	334	51,206
MARITIME FINANCE CO.	188,000	2,752,320
MARKET VECTORS AGRIBUSINESS ETF	(4,051)	(188,331)
MARKET VECTORS SEMICONDUCTOR	(16,643)	(886,739)
MARKETAXESS HOLDINGS INC	6,045	674,562
MARKETO INC	24,930	715,740
MARRIOTT INTERNATIONAL CL A	6,100	408,944
MARRIOTT INTERNATIONAL-CL A	(20,391)	(1,367,013)
MARSH + MCLENNAN COS	27,575	1,529,034
MASONITE INTERNATIONAL CORP	28,286	1,731,952
MASTERCARD INC CLASS A	101,899	9,920,887
MATERIALS SELECT SECTOR SPDR	(6,631)	(287,918)
MAXIM INTEGRATED PRODUCTS	5,546	210,748
MCDONALDS CORP	87,809	10,373,755
MCGRAW HILL FINANCIAL INC	37,553	3,701,975
MCKESSON CORP	45,254	8,925,446
MEAD JOHNSON NUTRITION CO	(9,200)	(726,340)
MEDIATEK INC	117,644	895,394
MEDTRONIC PLC	23,947	1,842,003
MEIJI HOLDINGS CO LTD	5,600	468,181
MENS WEARHOUSE INC THE	2,356	34,586
MERCK & CO. INC.	—	—
MERITAGE HOMES CORP	(1,101)	(37,423)
MERITOR INC	(1,410)	(11,774)
METHANEX CORP	(18,486)	(610,223)
METLIFE INC	23,100	1,113,651
METTLER-TOLEDO INTERNATIONAL	(1,886)	(639,599)
MGIC INVESTMENT CORP	(5,691)	(50,252)
MGIC INVESTMENT CORP	210,210	1,856,154
MGM RESORTS INTERNATIONAL	493,517	11,212,706
MICHAELS COS INC/THE	39,777	879,469
MICRON TECHNOLOGY INC	9,379	132,807
MICROSOFT CORP	251,255	13,939,627
MIDDLEBY CORP	(1,338)	(144,330)
MIDDLEBY CORP	35,538	3,833,484
MILACRON HOLDINGS CORP	19,830	248,073
MILLAB CORP CLAIM	0	—
MILLAB EQUITY	1,925	5,776
MILLAB LEND CLAIM	0	—

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
MISUMI GROUP INC	142,300	1,994,412
MITSUBISHI CORP	19,800	334,036
MITSUBISHI ESTATE CO LTD	20,000	419,849
MITSUBISHI ESTATE CO LTD	61,800	1,296,415
MITSUBISHI UFJ FINANCIAL GROUP	99,800	628,555
MITSUI OSK LINES LTD	(1,000)	(2,554)
MITSUMI ELECTRIC CO LTD	(1,200)	(6,878)
MIZUHO FINANCIAL GROUP INC	278,000	563,123
MKS INSTRUMENTS INC	48,400	1,742,400
MOBILEYE NV	13,884	587,016
MOLSON COORS BREWING CO B	500	46,960
MONARCH CASINO + RESORT INC	23,336	530,194
MONGOLIAN MINING CORP	1,892,032	42,722
MONOLITHIC POWER SYSTEMS INC	10,235	652,072
MONOTARO CO LTD	48,300	1,355,106
MONRO MUFFLER BRAKE INC	(2,686)	(177,867)
MONSTER BEVERAGE CORP	11,363	1,692,632
MOOG INC CLASS A	4,430	268,458
MORGAN STANLEY	87,720	2,790,373
MOSCOW EXCHANGE MICEX RTS PJ	127,370	159,677
MOTOROLA SOLUTIONS INC	136,919	9,372,106
MTN GROUP LTD	115,700	992,248
MTU AERO ENGINES AG	10,859	1,062,734
MULTI PACKAGING SOLUTIONS IN	4,603	79,862
MYRIAD GENETICS INC	(26,033)	(1,123,584)
NASPERS LTD N SHS	9,000	1,231,325
NATIONAL BANK OF CANADA	(19,010)	(553,720)
NATIONAL CINEMEDIA INC	43,048	676,284
NATIONAL ENERGY	27,154	—
NATIONAL GENERAL HLDGS	26,730	584,318
NAVER CORP	1,170	656,569
NAVIENT CORP	797,000	9,125,650
NCI BUILDING SYSTEMS INC	37,928	470,686
NELNET INC CL A	22,450	753,647
NESTLE NIGERIA PLC	53,825	234,175
NETAPP INC	(41,593)	(1,103,462)
NETFLIX INC	(5,580)	(638,240)
NETFLIX INC	18,321	2,095,556
NETSCOUT SYSTEMS INC	25,995	798,047
NEW MEDIA INVESTMENT GROUP INC	180,378	3,510,156
NEW RESIDENTIAL INVESTMENT COR	285,757	3,474,805
NEW SENIOR INVESTMENT GROUP IN	268,322	2,645,655
NEWELL RUBBERMAID INC	37,560	1,655,645
NEWFIELD EXPLORATION CO	6,148	200,179
NEWMONT MINING CORP	(19,657)	(353,629)
NEXTERA ENERGY INC	23,108	2,400,690
NH FOODS LTD	133	2,631
NIDEC CORP	(5,000)	(367,565)
NIELSEN HOLDINGS PLC	6,007	279,926
NIGERIAN BREWERIES PLC	739,609	505,334
NIKE INC CL B	32,629	2,039,313
NIKE INC -CL B	—	—
NIMBLE STORAGE INC	53,107	488,584
NIPPON TELEGRAPH & TELEPHONE	31,300	1,259,187
NIVALIS THERAPEUTICS INC	13,800	106,812
NOBLE ENERGY INC	16,450	541,699
NORDIC AMERICAN OFFSHORE LTD	155,000	816,850
NORDSON CORP	(1,350)	(86,603)
NORDSTROM INC	(9,854)	(490,828)
NORTHERN TRUST CORP	2,400	173,016
NORTHLAND POWER INC	(2,340)	(31,577)
NORTHROP GRUMMAN CORP	(3,954)	(746,555)
NORTHROP GRUMMAN CORP	200	37,762
NORWEGIAN CRUISE LINE HOLDIN	17,281	1,012,667
NOVAVAX INC	87,187	731,499
NOVO NORDISK A/S B	32,600	1,897,688
NRG YIELD INC CLASS C	16,515	243,761
NTT DOCOMO INC	70,600	1,458,868
NVDR THB10.0	73,700	351,742
NVIDIA CORP	8,701	286,785
NXP SEMICONDUCTORS NV	(2,773)	(233,625)
NXP SEMICONDUCTORS NV	19,592	1,650,660
O REILLY AUTOMOTIVE INC	6,700	1,697,914
OCI NV	14,144	350,314
OCULAR THERAPEUTIX INC	17,325	162,335
ODONTOPREV S.A.	36,900	88,140
OFFICE DEPOT INC	142,898	805,945

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
OLD REPUBLIC INTL CORP	61,489	1,145,540
OMNICOM GROUP	(21,869)	(1,654,609)
OMNOVA SOLUTIONS INC	86,720	531,594
ONEBEACON INSURANCE GROUP A	23,047	286,013
ONEMAIN HOLDINGS INC	125,100	5,196,654
OPAP SA	28,177	247,930
OPKO HEALTH INC	(144,457)	(1,451,793)
ORASCOM CONSTRUCTION LTD	4,905	34,335
ORION ENGINEERED CARBONS SA	28,900	364,140
ORIX CORP	14,100	201,219
OTONOMY INC	18,035	500,471
OTP BANK PLC	(38,905)	(803,712)
OTP BANK PLC	16,577	341,911
OWENS-ILLINOIS INC	(6,969)	(121,400)
OZNER WATER INTERNATIONAL HOLDING LTD	2,097,000	622,295
PACCAR INC	(52,739)	(2,499,829)
PACIFIC BIOSCIENCES OF CALIF	71,127	933,898
PACWEST BANCORP	26,946	1,161,373
PALO ALTO NETWORKS INC	(3,593)	(632,871)
PALO ALTO NETWORKS INC	9,709	1,710,143
PANDORA MEDIA INC	11,337	152,029
PANERA BREAD CO	(4,493)	(875,147)
PAPA JOHN S INTL INC	8,855	494,729
PARATEK PHARMACEUTICALS INC	6,900	130,893
PARK24 CO LTD	16,397	399,242
PARKER HANNIFIN CORP	7,380	715,712
PATRIOT COAL CORP - A	1,008	—
PATTERN ENERGY GROUP INC	19,380	405,236
PAYCHEX INC	(34,063)	(1,801,592)
PAYPAL HOLDINGS INC	(4,063)	(147,081)
PAYPAL HOLDINGS INC	150,523	5,448,933
PBF ENERGY INC-CLASS A	(1,207)	(44,430)
PDC ENERGY INC	24,968	1,332,792
PDF SOLUTIONS INC	12,505	135,554
PENN NATIONAL GAMING INC	(3,000)	(48,060)
PENNYMAC FINANCIAL SERVICES IN	144,800	2,224,128
PENTAIR PLC	(79,794)	(3,952,197)
PEOPLES UNITED FINANCIAL	(11,901)	(192,201)
PERFORMANCE SPORTS GROUP LTD	81,376	783,651
PERRIGO CO PLC	100	14,470
PETROCHINA CO LTD-H	6,000	3,933
PFIZER INC	365,803	11,808,121
PHILIP MORRIS INTERNATIONAL	8,095	711,631
PHILLIPS 66-W/I	(4,028)	(329,490)
PHS TOPCO EQUITY	9,397	—
PICK N PAY HOLDINGS LTD	13,704	24,763
PICK N PAY STORES LTD	71,555	300,157
PILGRIM’S PRIDE CORP	(32,219)	(711,718)
PINNACLE FOODS INC	41,484	1,761,411
PIONEER NATURAL RESOURCES CO	1,050	131,649
PLATFORM SPECIALTY PRODUCTS CO	140,235	1,799,215
PLATINUM GROUP METALS LTD	188,500	26,461
PNC FINANCIAL SERVICES GROUP	6,235	594,258
PNM RESOURCES INC	26,295	803,838
POLARIS INDUSTRIES INC	(5,355)	(460,262)
POPEYES LOUISIANA KITCHEN IN	5,245	306,833
PORTLAND GENERAL ELECTRIC CO	19,925	724,672
PORTOLA PHARMACEUTICALS INC	23,760	1,222,452
POST HOLDINGS INC	25,240	1,557,308
POWER ASSETS HOLDINGS LTD	27,000	248,384
PPG INDUSTRIES INC	100	9,882
PPL CORPORATION	(40,898)	(1,395,849)
PRA HEALTH SCIENCES INC	22,526	1,019,752
PRAXAIR INC	(7,061)	(723,046)
PRAXAIR INC	5,815	595,456
PRICELINE GROUP INC/THE	3,750	4,781,063
PRICELINE.COM INC	(98)	(124,945)
PRIMERICA INC	11,677	551,505
PRIVATE COMP USD.001	13,200	535,260
PRIVATEBANCORP INC	35,805	1,468,721
PROCTER + GAMBLE CO/THE	18,445	1,464,717
PROGRESSIVE CORP	30,450	968,310
PROTO LABS INC	(6,790)	(432,455)
PROVIDENT FINANCIAL SERVICES	16,000	322,400
PTC THERAPEUTICS INC	12,716	411,998
PURE STORAGE INC	1,079	16,800
PURE STORAGE INC - CLASS A	(5,543)	(86,305)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
PVH CORP	200	14,730
QANTAS AIRWAYS LTD	243,600	726,420
QIHOO 360 TECHNOLOGY CO-ADR	(334)	(24,319)
QINHUANGDAO PORT CO LTD H	226,000	106,728
QLIK TECHNOLOGIES INC	6,470	204,840
QUALCOMM INC	924	46,186
QUALCOMM INC	140,285	7,012,146
QUALICORP SA	419,300	1,497,557
QUIDEL CORP	39,900	845,880
RADIAN GROUP INC	127,189	1,703,061
RADWARE LTD	28,815	442,022
RALPH LAUREN CORP	(924)	(103,008)
RAMAYANA LESTARI SENTOSA PT	1,614,097	75,524
RASPADSKAYA	80,966	33,213
REALOGY HOLDINGS CORP	(3,176)	(116,464)
REALOGY HOLDINGS CORP	144,030	5,281,580
RED HAT INC	3,492	289,173
RED HAT INC	11,445	947,760
REGENERON PHARMACEUTICALS	12,314	6,684,901
REGULUS THERAPEUTICS INC	23,670	206,402
RELYPSA INC	13,885	393,501
REPUBLIC SERVICES INC	(55,459)	(2,439,641)
RESTAURANT BRANDS INTERNATIONAL INC	(31,854)	(1,190,065)
REVLON INC CLASS A	34,195	951,989
REXNORD CORP	18,700	338,844
RIGHT	17,483	663
RIGHTSIDE GROUP LTD	3,340	27,722
RIO TINTO PLC-SPON ADR	(25,880)	(753,626)
RMR GROUP INC/THE A	2,501	36,040
ROCHE HOLDING AG GENUSSCHEIN	15,950	4,404,176
ROCKWELL COLLINS INC	700	64,610
ROGERS COMMUNICATIONS INC-B	(21,470)	(740,334)
ROGERS CORP	32,303	1,665,866
ROPER TECHNOLOGIES INC	7,888	1,497,064
ROSS STORES INC	17,500	941,675
ROYAL BAFOKENG PLATINUM LTD	23,027	39,603
ROYAL BANK OF CANADA	(81,205)	(4,353,062)
ROYAL CARIBBEAN CRUISES LTD	(15,424)	(1,561,063)
ROYAL CARIBBEAN CRUISES LTD	9,900	1,001,979
RPM INTERNATIONAL INC	(4,006)	(176,504)
RPM INTERNATIONAL INC	33,822	1,490,197
RREEF CHINA COMMERCIAL TRUST	798,800	1,299
RSP PERMIAN INC	46,645	1,137,672
RUCKUS WIRELESS INC	128,160	1,372,594
RUMO LOGISTICA OPERADORA MUL	48,660	76,749
RYANAIR HOLDINGS PLC-SP ADR	3,132	270,793
SABMILLER PLC	68,900	4,164,135
SABRE CORP	111,047	3,105,985
SAFARICOM LTD	2,554,500	412,016
SALESFORCE.COM INC	31,750	2,489,200
SAMSUNG ELECTRONICS CO LTD	2,050	2,202,891
SAMSUNG FIRE + MARINE INS	9,856	2,584,726
SAMSUNG SDI CO LTD PFD	2,034	197,754
SANDERSON FARMS INC	(12,983)	(1,006,442)
SANDERSON FARMS INC	10,015	776,363
SANDISK CORP	(14,422)	(1,095,928)
SANDRIDGE ENERGY INC	3,932	786
SANDS CHINA LTD	400,000	1,365,135
SANTANDER CONSUMER USA HOLDI	119,325	1,891,301
SASOL LTD	43,300	1,171,954
SAUR SPV 1 EQUITY	146	—
SBERBANK OF RUSSIA PJSC	662,922	921,564
SBI HOLDINGS INC	(19,400)	(213,189)
SCANA CORP	(5,271)	(318,843)
SCHLUMBERGER LTD	39,100	2,727,225
SCRIPPS NETWORKS INTER-CL A	(7,683)	(424,178)
SEACOAST BANKING CORP/FL	73,320	1,098,334
SEALED AIR CORP	(9,272)	(413,531)
SEATTLE GENETICS INC	28,845	1,294,564
SEMEN INDONESIA PERSERO TBK	402,076	332,511
SEMGROUP CORP CLASS A	13,280	383,261
SEMICONDUCTOR MANUFACTURING	548,000	55,857
SEMTECH CORP	204	3,860
SENSATA TECHNOLOGIES HOLDING	(27,731)	(1,277,290)
SENSATA TECHNOLOGIES HOLDING	42,087	1,938,527
SERVICENOW INC	27,543	2,384,122
SEVEN & I HOLDINGS CO LTD	29,600	1,366,609

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
SFX ENTERTAINMENT INC	42,109	8,005
SHAKE SHACK INC-CLASS A	(3,722)	(147,391)
SHERWIN WILLIAMS CO/THE	2,600	674,960
SHIGA BANK LTD/THE	(82,000)	(414,059)
SHINHAN FINANCIAL GROUP LTD	40,626	1,370,311
SHOPIFY INC-CLASS A	1,292	33,334
SIGNET JEWELERS LTD	22,480	2,780,551
SILICON LABORATORIES INC	4,610	223,769
SINA CORP	(179)	(8,843)
SIRIUS XM HOLDINGS INC	1,839,574	7,487,066
SIRONA DENTAL SYSTEMS INC	14,479	1,586,464
SK INNOVATION CO LTD	1,505	166,389
SKECHERS USA INC-CL A	(18,100)	(546,801)
SKYWORKS SOLUTIONS INC	(14,977)	(1,150,683)
SMITH (A.O.) CORP	(4,113)	(315,097)
SNAM SPA	70,795	371,381
SNAP-ON INC	(935)	(160,287)
S-OIL CORPORATION	2,247	151,729
SOLAR CAPITAL LTD	37,240	611,853
SOLARCITY CORP	(174)	(8,877)
SONOVA HOLDING AG REG	10,800	1,373,467
SONY CORP-SPONSORED ADR	4,622	113,747
SOUFUN HOLDINGS LTD-ADR	225,859	1,669,098
SOUTH JERSEY INDUSTRIES	25,755	605,758
SOUTHERN CO	(18,736)	(876,657)
SOUTHWEST GAS CORP	11,375	627,445
SPDR S&P 500 ETF TRUST	11,300	2,303,731
SPDR S&P BIOTECH ETF	(4,583)	(321,727)
SPDR S&P OIL & GAS EXPLORATION	(11,061)	(334,263)
SPECTRUM BRANDS HOLDINGS INC	(4,910)	(499,838)
SPIRIT AEROSYSTEMS HOLD-CL A	(3,697)	(185,109)
SPLUNK INC	(1,900)	(111,739)
STANDARD BANK GROUP LTD	43,814	320,925
STANLEY BLACK & DECKER INC	(3,962)	(422,864)
STAPLES INC	(36,865)	(349,112)
STARBUCKS CORP	32,900	1,974,987
STARWOOD HOTELS & RESORTS	147,459	10,215,960
STATE STREET CORP	(11,341)	(752,589)
STATE STREET CORP	10,400	690,144
STERLING CONSTRUCTION CO	44,631	271,356
STEVEN MADDEN LTD	21,077	636,947
STEWART INFORMATION SERVICES	17,925	669,140
STRYKER CORP	(5,546)	(515,445)
STRYKER CORP	12,740	1,184,056
SUMITOMO METAL MINING CO LTD	(5,000)	(61,538)
SUMITOMO MITSUI FINANCIAL GROUP INC	15,000	574,745
SUMMIT MATERIALS INC CL A	70,075	1,404,305
SUN PHARMACEUTICAL INDUS	153,278	1,897,780
SUNEDISON SEMICONDUCTOR LTD	19,860	155,702
SUNPOWER CORP	200	6,002
SUZUKI MOTOR CORP	11,200	345,010
SWIFT TRANSPORTATION CO	40,216	555,785
SWISS LIFE HOLDING AG-REG	2,400	649,885
SYMRISE AG	24,930	1,660,906
SYNAPTICS INC	4,105	329,796
SYNCHRONY FINANCIAL	87,087	2,648,316
SYNERGY RESOURCES CORP	19,880	169,378
SYNTEL INC	10,088	456,482
SYSCO CORP	29,880	1,225,080
SYSMEX CORP	56,400	3,671,075
T MOBILE US INC	1,600	62,592
TAIWAN SEMICONDUCTOR MANUFAC	895,596	3,898,993
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD	142,000	617,260
TAIWAN SEMICONDUCTOR-SP ADR	(15,489)	(352,375)
TAKE-TWO INTERACTIVE SOFTWARE	(1,732)	(60,343)
TALLINK GROUP AS	201,320	187,421
TARGA RESOURCES CORP	89,326	2,417,162
TARGA RESOURCES PARTNERS LP	53,246	880,156
TARGET CORP	(24,416)	(1,772,846)
TATA CONSULTANCY SVCS LTD	37,292	1,369,781
TATA MOTORS LTD-SPON ADR	13,915	410,075
TD AMERITRADE HOLDING CORP	102,048	3,542,086
TEAM HEALTH HOLDINGS INC	35,687	1,566,302
TECK RESOURCES LTD-CLS B	(48,195)	(186,033)
TEGNA INC	(26,280)	(670,666)
TEGNA INC	16,735	427,077
TELADOC INC	37,694	676,984

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
TELEDYNE TECHNOLOGIES INC	13,744	1,219,093
TELESITES SAB DE CV	12,735	8,288
TENCENT HOLDINGS LTD	95,400	1,877,105
TENNECO INC	5,317	244,103
TERADATA CORP	7,211	190,515
TEREX CORP	(9,090)	(167,983)
TERRAFORM GLOBAL INC	301,754	1,669,937
TESARO INC	16,591	868,041
TESLA MOTORS INC	(11,151)	(2,676,352)
TESLA MOTORS INC	2,500	600,025
TETRAPHASE PHARMACEUTICALS I	32,575	326,727
TEVA PHARMACEUTICAL-SP ADR	50,890	3,340,420
TEXAS CAPITAL BANCSHARES INC	(1,165)	(57,574)
TEXAS INSTRUMENTS INC	(5,546)	(303,976)
TEXAS ROADHOUSE INC	19,915	712,360
TEXTRON INC	60,929	2,559,627
THAI BEVERAGE PCL	2,246,209	1,092,506
THAI OIL PCL-FRGN	23,000	42,094
THE WENDYS CO	(52,588)	(566,373)
THERMO FISHER SCIENTIFIC INC	14,800	2,099,380
THOMSON REUTERS CORP	(46,062)	(1,745,812)
THUNDERBIRD RESOURCES LP	11,123	600,634
THUNDERBRID RESOURCES EQUITY I	19	868,634
TIFFANY + CO	9,332	711,938
TIME INC	(1,864)	(29,209)
TIME WARNER CABLE	27,916	5,180,930
TIME WARNER INC	154,402	9,985,177
TIME WARNER INC	200	12,934
TINGYI (CAYMAN ISLN) HLDG CO	618,000	885,118
TJX COMPANIES INC	15,630	1,108,323
TMW IMMOBILIEN WELTFONDS	1,852	12,159
TOHO HOLDINGS CO LTD	(10,400)	(255,393)
TOPBUILD CORP	45,750	1,407,728
TOREX GOLD RESOURCES INC	143,497	130,161
TOTAL SA-SPON ADR	(4,535)	(203,848)
TOTAL SYSTEM SERVICES INC	(26,000)	(1,294,800)
TOTVS SA	27,167	213,079
TOWERS WATSON & CO-CL A	(1,668)	(214,271)
TOYOTA MOTOR CORP	11,900	741,263
TRACTEBEL ENERGIA SA	35,354	299,275
TRACTOR SUPPLY COMPANY	38,855	3,322,103
TRANSDIGM GROUP INC	10,526	2,404,665
TRANSOCEAN LTD	(18,500)	(229,030)
TRANSOCEAN PARTNERS LLC	62,700	553,641
TRAVELERS COS INC/THE	(9,720)	(1,096,999)
TREVENA INC	30,405	319,253
TRIBUNE MEDIA CO	176,920	5,981,665
TRINA SOLAR LTD - SPON ADR	8,181	90,155
TRINET GROUP INC	29,250	565,988
TRIPADVISOR INC	50,610	4,314,503
TRIUMPH GROUP INC	1,100	43,725
TRIVASCULAR TECHNOLOGIES INC	51,830	344,670
TSINGTAO BREWERY CO LTD H	88,000	398,547
TUESDAY MORNING CORP	151,065	981,923
TULLOW OIL PLC	231,844	566,222
TUMI HOLDINGS INC	14,632	243,330
TURKIYE GARANTI BANKASI	371,582	906,406
TWENTY FIRST CENTURY FOX B	21,400	582,722
TWITTER INC	16,225	375,447
TWRFIN CO	81,959	78,834
TYSON FOODS INC-CL A	(13,980)	(745,553)
UGI CORP	(2,700)	(91,152)
ULKER BISKUVI SANAYI	40,936	246,835
ULTA SALON COSMETICS + FRAGR	9,056	1,675,360
ULTRA PETROLEUM CORP	500	1,250
ULTRAGENYX PHARMACEUTICAL IN	1,000	112,180
ULTRAPAR PARTICIPACOES SA	19,208	293,491
ULTRATECH INC	6,845	135,668
UNICHARM CORP	73,200	1,507,265
UNILEVER PLC	48,500	2,091,984
UNION PACIFIC CORP	(16,990)	(1,328,618)
UNION PACIFIC CORP	1,200	93,840
UNIT	109,274	404,863
UNIT BRL1.0	42,470	161,024
UNITED BANK FOR AFRICA PLC	3,047,302	51,745
UNITED COMMUNITY BANKS/GA	99,715	1,943,445
UNITED CONTINENTAL HOLDINGS	144,400	8,274,120

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
UNITED MICROELECTRONICS CORP	2,000	736
UNITED MICROELECTRON - SP ADR	(85,841)	(161,381)
UNITED PARCEL SERVICE CL B	5,990	576,418
UNITED TECHNOLOGIES CORP	(4,290)	(412,140)
UNITED TECHNOLOGIES CORP	13,890	1,334,412
UNITEDHEALTH GROUP INC	30,690	3,610,372
UNIVERSAL HEALTH SERVICES-B	4,662	557,062
UNIVERSAL ROBINA CORP	153,860	608,181
US CONCRETE INC	19,610	1,032,663
VALE SA-SP ADR	(109,086)	(358,893)
VALEANT PHARMACEUTICALS INTERN	60,777	6,177,982
VANTIV INC	(27,900)	(1,323,018)
VANTIV INC CL A	15,740	746,391
VERINT SYSTEMS INC	12,365	501,524
VERISIGN INC	(20,532)	(1,793,676)
VERISK ANALYTICS INC	19,877	1,528,144
VERIZON COMMUNICATIONS INC	(48,065)	(2,221,564)
VERSO CORP RESTRICTED	1,299	26
VERTEX PHARMACEUTICALS INC	11,700	1,472,211
VF CORP	14,550	905,738
VIENNA INSURANCE GROUP AG	9,277	254,863
VIOLIN MEMORY INC	213,655	192,311
VIPSHOP HOLDINGS LTD-ADR	(11,885)	(181,484)
VISA INC CLASS A SHARES	162,995	12,640,262
VISUAL PHOTONICS EPITAXY CO	19,000	27,290
VITAL KSK HOLDINGS INC	(800)	(6,569)
VMWARE INC - CLASS A	(9,280)	(524,970)
VULCAN MATERIALS CO	5,219	495,648
WABCO HOLDINGS INC	(2,724)	(278,556)
WABTEC CORP	(11,030)	(784,454)
WABTEC CORP	7,300	519,176
WAGEWORKS INC	20,625	935,756
WALGREENS BOOTS ALLIANCE INC	267,028	22,738,769
WALT DISNEY CO.	(10,373)	(1,089,995)
WALT DISNEY CO/THE	(17,400)	(1,828,392)
WALT DISNEY CO/THE	21,000	2,206,680
WASTE CONNECTIONS INC	58,488	3,294,044
WASTE MANAGEMENT INC	(60,082)	(3,206,576)
WATERS CORP	(5,545)	(746,246)
WATSCO INC	10,380	1,215,809
WATTS WATER TECHNOLOGIES A	22,150	1,100,191
WAYFAIR INC CLASS A	20,165	960,257
WELLCARE HEALTH PLANS INC	16,671	1,303,839
WELLS FARGO + CO	10,860	590,350
WEST CHINA CEMENT LTD	590,938	121,998
WEST CORP	9,050	195,209
WESTERN ALLIANCE BANCORP	50,888	1,824,844
WESTERN UNION CO	(87,321)	(1,563,919)
WESTPORTS HOLDINGS BHD	144,600	138,757
WGL HOLDINGS INC	5,680	357,783
WH GROUP LTD	1,078,500	601,165
WHIRLPOOL CORP	5,135	754,177
WHITEWAVE FOODS CO	51,070	1,987,134
WILLIAMS SONOMA INC	14,437	843,265
WINGSTOP INC	31,635	721,594
WISDOMTREE INVESTMENTS INC	(6,200)	(97,216)
WISDOMTREE INVESTMENTS INC	54,955	861,694
WOLVERINE WORLD WIDE INC	17,070	285,240
WORKDAY INC CLASS A	21,298	1,697,025
WORKDAY INC - CLASS A	(2,773)	(220,953)
WORLD FUEL SERVICES CORP	(3,697)	(142,187)
WPP PLC	190,000	4,377,041
WPX ENERGY INC	8,569	49,186
WUMART STORES INC H	206,668	165,331
WW GRAINGER INC	(5,067)	(1,026,524)
WYNDHAM WORLDWIDE CORP	(24,754)	(1,798,378)
XAC AUTOMATION CORPORATION	13,000	29,796
XENOPORT INC	73,890	405,656
XEROX CORP	2,186	23,237
XILINX INC	2,049	96,242
XPO LOGISTICS INC	(13,680)	(372,780)
XPO LOGISTICS INC	22,927	624,761
XYLEM INC	(7,799)	(284,664)
YANGZIJIANG SHIPBUILDING	273,800	212,428
YAPI VE KREDI BANKASI	304,845	343,608
YELP INC	64,664	1,862,323
YY INC - ADR	517	32,297

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
ZEBRA TECHNOLOGIES CORP-CL A	32,351	2,253,247
ZENDESK INC	27,435	725,381
ZIMMER BIOMET HOLDINGS INC	(4,622)	(474,171)
ZIONS BANCORPORATION	(17,288)	(471,962)
ZOETIS INC	2,700	129,384

Total Common Stock	96,882,592	$1,258,879,138

Securities Purchased under Agreements to Resell
AB INDUSTRIVARDEN 1.875 02/27/2017	950,000	1,108,148
ADIDAS AG 0.25 06/14/2019	200,000	270,439
AROUNDTOWN PROPERTY HLGD 3 05/05/2020	100,000	129,517
CGG SA 1.75 01/01/2020	25,000	217,220
CHINA OVRSEA FIN KY II 5.5 11/10/2020	346,000	398,560
CREDIT AGRICOLE SA 0% 12/06/2016	7,000	585,408
DERWENT LONDON CAPITAL N 1.125 07/24/2019	100,000	177,938
FRESENIUS SE 0 09/24/2019	500,000	781,992
GRAND CITY PROPERTIES SA 1.5 02/24/2019	200,000	416,194
NEOPOST SA 2.5 06/23/2021	400,000	426,837
RAG STIFTUNG 0% 12/31/2018	400,000	514,551
RAG-STIFTUNG 0 02/18/2021	200,000	243,938
SIEMENS FINANCIERINGSMAT 1.65 08/16/2019	2,750,000	2,956,250
SOLIDIUM OY 0 09/04/2018	1,100,000	1,314,181
STEINHOFF FINANCE HLDG 1.25 08/11/2022 CVB	700,000	797,849
TREASURY BILL 0 07/21/2016	250,000	(0)
UNIBAIL-RODAMCO SE	2,000	781,992
VEDANTA RESOURCES PLC 6.75 06/7/2016 (REG S)	700,000	730,636

Total Securities Purchased under Agreements to Resell	8,930,000	$11,851,650

Securities Sold under Agreements to Repurchase
FRENCH DISCOUNT T-BILL 0 01/06/2016	2,500,000	(2,689,442)
FRENCH DISCOUNT T-BILL 0 01/20/2016	3,333,369	(3,586,122)
SIEMENS FIN BONDS WITHOUT WTS 1.05 08/16/2017	1,000,000	(945,947)
SIEMENS FINANCIERINGSMAT 1.65 08/16/2019	500,000	(537,500)
US TREASURY NOTE 1.625 07/31/2019	2,150,000	(2,146,592)

Total Securities Sold Under Agreements To Repurchase	9,483,369	$(9,905,603)

Fixed Income Securities
AB INDUSTRIVARDEN 1.875 02/27/2017	(950,000)	(1,118,957)
ABBEY NATL TREASURY SERV	600,000	615,655
ABBVIE INC	1,100,000	1,093,284
ABGSM 6.25 1/19NA	400,000	30,411
ABSHE 06-HE1M4ESC	2	25
ABSHE 06-HE4M3ESC	2	4
ACCESS GROUP INC	92,868	92,206
ACE 06-HE2 M4 ESC	2	4
ACE 06-HE2 M6 ESC	2	3
ACE 06-HE4 M2 ESC	1	—
ACE 06-NC1 M6 ESC	2	3
ACE 06-OP1 M4 ESC	2	7
ACE 07-HE3 M1 ESC	1	—
ACT 05-RR A3_AESC	0	—
ACTAVIS FUNDING SCS	600,000	600,625
ADELQ 7.5 ESC	8,100	41
ADIDAS AG 0.25 06/14/2019	(200,000)	(274,512)
ADLAC 10.25 ESC	23,947	120
ADLAC CV3.25ESC	2,031,000	—
AEGIS ASSET BACKED SECURITIES	109,200	107,561
AERO INV RCFUSD	2,296,809	82,967
AFRICAN DEVELOPMENT BANK	200,000	161,845
AHM 06-1 1M3 ESC	2	3
AIFUL 8 20	15,700,720	136,985
ALGOSAIBI TL SYND	25,324	2,659
ALLY FINANCIAL INC	400,000	401,000
AMAFP TL A 1L EUR	286,993	264,948
AMAFP TLB1 1L EUR	11,685	10,788
AMAFP TLB2 1L EUR	6,413	5,921
AMAFP TLC1 1L EUR	15,082	13,924
AMAFP TLC2 1L EUR	8,288	7,652
AMERICAN EXPRESS CREDIT	1,200,000	1,197,853
AMERICAN INTL GROUP	600,000	646,319
AMERICAN MUNI PWR OHIO INC OH	100,000	133,703
AMERIQUEST MORTGAGE SECURITIES	193,403	185,733
AMORTIZING RESIDENTIAL COLLATE	549,637	539,791
ANADARKO PETROLEUM CORP	600,000	629,173
ANHEUSER BUSCH COS LLC	600,000	641,397

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
ANNFIN 13 23 PIK	2,009,032	3,469,784
ANR 4.875 20 NA	217,000	1,085
ANR 6.25 21 NA	107,000	441
ANR 9.75 4/18 NA	261,000	765
ARCAP05-RR5ABAESC	0	—
ARGENT 12/35NA	4,116,594	416,805
ARGENT7.82 33FBNA	614,642	708,451
ARM 4.625 26	298,000	298,373
ARSI 05-W2 M4 ESC	2	3
ARSI 05-W4 M6 ESC	2	3
ARSI 06-M1 M5 ESC	2	3
ARSI 06-W1 M2 ESC	2	3
ARSI 06-W1 M3ESC	1	—
ARSI 06-W2 M2 ESC	2	3
ARSI 06-W4 M4 ESC	2	3
ARSI 06-W4 M6 ESC	2	3
ARSI 06-W4 M7 ESC	2	3
ARSI 06-W5 M4 ESC	2	3
ASCMA 9.125 4/20	142,000	112,979
ASUCOR TL 2L RP	—	—
AT+T INC	300,000	320,696
ATHENS URBAN TRNSPRT ORG	300,000	300,989
AUST + NZ BANKING GRP NY	900,000	894,896
AUTOGB TL 1L EUR	21,739	20,280
AVALONBAY COMMUNITIES	400,000	396,563
AWAL LC ADIB	851,064	143,262
AWAL LC CLAIM	332,019	55,890
AWAL SYN CALYON	430,108	72,402
AWAL SYN CLAIM	152,729	25,709
B 03/03/2016	8,700,000	8,698,652
B 03/31/2016	623,000	622,757
B 04/28/2016	1,500,000	1,498,779
B 07/21/2016	1,500,000	1,495,892
B 08/18/16	2,000,000	1,993,342
B 09/15/16	7,512,000	7,485,573
B 11/10/2016	9,188,000	9,147,693
B 3/24/16	877,000	876,684
BABSON 2014-1A SUB (144A)	1,275,000	1,225,302
BAFC 07-E 8A5ESC	2	—
BALDW 06-1A 1_AES	2	2
BALTA 05-9 1M2ESC	2	4
BALTA 06-1 2B1ESC	2	4
BALTA 06-2 2B2ESC	2	4
BALTA 06-3 24A2	10,864	3,159
BALTA 06-3 2B1ESC	2	4
BALTA05-10 1M1ESC	2	4
BANC OF AMERICA COMMERCIAL MOR	1,030,647	1,072,313
BANC OF AMERICA MORTGAGE SECUR	240,016	220,931
BANCA CARIGE SPA	200,000	229,068
BANCO BILBAO VIZCAYA ARG	200,000	212,100
BANCO ESPIRITO SANTO SA	200,000	24,333
BANCO SANTANDER BRAS CI	200,000	199,760
BANK OF AMERICA CORP	3,470,000	3,753,760
BATTALION 2015-8A SUB(144A)	300,000	258,000
BAYER US FINANCE LLC	400,000	398,814
BEAR STEARNS ADJUSTABLE RATE M	106,119	99,190
BEAR STEARNS ALT A TRUST	371,778	281,864
BEAR STEARNS ASSET BACKED SECU	600,000	595,049
BEAR STEARNS COMMERCIAL MORTGA	582,550	586,312
BEAR STEARNS STRUCTURED PRODUC	106,651	86,789
BECTON DICKINSON AND CO	600,000	599,128
BERKSHIRE HATHAWAY ENERG	375,000	372,535
BIOGEN INC	400,000	404,430
BK TOKYO MITSUBISHI UFJ	900,000	892,508
BLACK DIAMOND 2015-1A M1	500,000	492,048
BLACK DIAMOND 2015-1A M2	1,000,000	906,250
BNCMT 07-2 M2 ESC	1	—
BNLI 06-1A B_A	159,612	7,183
BNP PARIBAS	500,000	513,125
BONOS Y OBLIG DEL ESTADO	4,175,000	5,274,143
BOS 2 A	79,210	437,536
BPCE SA	500,000	504,237
BRAZOS HIGHER EDUCATION AUTHOR	579,642	576,028
BRISCON RES AUD	28	10
BRISCON SWAPS AUD	91,230	32,094
BRISCON TL AUD	648,761	228,228
BRITISH COLUMBIA PROV OF	100,000	76,191

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
BROD06-2AA1AD_AES	1	—
BROD06-2AA1AT_AES	2	—
BSABS 06-EC1M5ESC	2	4
BSABS 06-EC2 M4	27,072	16,243
BSABS 06-HE2M6ESC	2	4
BSABS 06-HE3M5ESC	2	4
BSABS 06-PC1M5ESC	2	134
BSABS06-AC11M1ESC	2	186
BSAM 1 1	426,091	2,541,912
BTF 0 1/16	2,500,000	2,715,250
BTF 0 1/20/16	3,333,369	3,621,112
BUNDESOBLIGATION I/L	425,632	473,655
BUNDESREPUB. DEUTSCHLAND	200,000	341,445
BUONI POLIENNALI DEL TES	4,150,000	5,498,721
BURLINGTN NORTH SANTA FE	654,000	668,398
CAA 1.25 32	145,000	161,154
CAA 1.625 5/18	1,170,000	1,545,092
CABLEVISION 5 7/8% 09/15/2022	(730,000)	(625,063)
CACWEL TL B 1L US	52,104	37,645
CADOG 5A M 8/15/25 (144A)	750,000	806,281
CAISSE CENTRALE DESJARDN	100,000	100,380
CAISSE FRANCAISE DE FIN	400,000	416,809
CALCA 06-1 NOTE	165,000	27,308
CALNOR 14.125 ESC	9,000	—
CAMBR 7A B_A	96,752	—
CANADIAN GOVERNMENT RRB	110,032	96,798
CANYON CAP 2014-1A SUB 4/30/25	8,000,000	5,030,000
CAPITAL ONE MULTI ASSET EXECUT	1,000,000	996,621
CARR 06-NC1 M2	115,785	41,034
CASINO GUICHARD PERRACHO 3.311 01/25/2023	(100,000)	(107,010)
CASINO GUICHARD PERRACHO 4.726 05/26/2021	(100,000)	(118,486)
CCO SAFARI II LLC	500,000	502,401
CD 06-CD2 G A ESC	0	—
CELSA AMORT	1,472	272
CELSA AMORT II	44	8
CELSA BULLET A	8,015	1,480
CELSA BULLET B	519	96
CELSA EXCH A PIK	5,756	1,063
CGG SA 1.75 01/01/2020	(12,853)	(95,135)
CGGFP 5.875 5/20	160,000	88,191
CIE 2.625 19	150,000	85,344
CIE 3.125 24	1,284,000	659,545
CIFC FUNDING LTD	11,383	11,345
CITGO HOLDING INC 10.75% 02/15	4,490,000	4,332,850
CITIGROUP INC	3,150,000	3,138,145
CLEVELAND ELECTRIC ILLUM	189,000	195,761
CMLP 6 20	70,000	51,669
CMLP 6.125 3/22	271,000	189,361
CMLP 6.25 23A	430,000	301,000
CMLTI 06-NC1M7ESC	2	3
CMSI 06-3 1A18	12,716	12,541
CODE 2 9/20	96,000	179,425
COMCAST CORP	1,000,000	1,087,984
COMM 06-C7 G_AESC	0	—
COMM 06-C7_A ESC	0	—
COMM MTGE TRUST IO 2014-CR21 X	800,000	74,800
COMMERCIAL MORTGAGE LOAN TRUST	310,389	319,973
COMMERZBANK AG 4 09/16/2020	(152,000)	(188,393)
COMMONWEALTH BK AUSTR NY	700,000	697,654
COMMSCOPE HOLDINGS INC 6.625 06/01/2020 144A	(10,000)	(10,131)
COMPASS BANK	400,000	396,580
COMUNIDAD DE MADRID	400,000	519,683
CONAGRA FOODS INC	425,000	422,643
COOPERATIEVE RABOBANK UA	1,300,000	1,359,954
COOPWH 11 23	180,430	308,131
COOPWH 5.125 17	113,000	163,952
CORNERSTONE CLO LTD	284,298	281,682
CORYJR TL GBP PIK	173	207
CORYSR TL GBP PIK	402	539
COUNTRYWIDE ALTERNATIVE LOAN T	217,437	160,554
COUNTRYWIDE HOME LOANS	97,932	91,243
CREDIT AGRICOLE LONDON	300,000	305,699
CREDIT SUISSE FIRST BOSTON MOR	15,480	14,305
CREDIT SUISSE MORTGAGE TRUST	954,832	964,826
CREDIT SUISSE NEW YORK	1,900,000	1,894,243
CSMC 06-2 4A10ESC	2	9
CSMC 06-4 DB4 ESC	2	3

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
CSMC 06-5 DB2 ESC	2	3
CSMC 06-6 DB2 ESC	2	3
CSMC 07-C5 H AESC	0	—
CTRIP 1.25 18	1,794,000	2,369,056
CTRP 1 20A	19,000	21,094
CTRP 1.99 25A	190,000	213,041
CVS HEALTH CORP	900,000	902,716
CWALT 05-4 M ESC	2	25
CWALT 06-CBA13ESC	2	3
CWALT 06-J2A11ESC	2	3
CWALT 06-OA16M1ES	1	—
CWALT 06-OA3M2ESC	2	2
CWALT 06-OA3M3ESC	2	3
CWALT 06-OA6M2ESC	2	2
CWALT 06-OC4M4ESC	2	3
CWALT05-48T1A7ESC	2	2
CWALT05-60T1A10ES	2	3
CWALT05-60T1A11ES	2	2
CWALT05-77T12MESC	2	6
CWALT06-13T1A14ES	2	3
CWALT06-13T1A4ESC	2	3
CWALT06-14CBA10ES	2	3
CWALT06-6CB1A9ESC	2	3
CWALT06-6CB2A12ES	2	3,323
CWALT06-HY11M4ESC	2	3
CWALT06-HY11M6ESC	2	3
CWALT06-HY33A2ESC	2	345
CWEI 7.75 4/19	955,000	737,738
CWHL 06-3 1M1 ESC	2	2
CWL 05-7 MV7 ESC	2	2,840
CWL 05-AB3 M2 ESC	2	3
CWL 06-11 MV4 ESC	2	3
CWL 06-12 M4 ESC	2	3
CWL 06-2 M5 ESC	2	3
CWL 06-ABC1 M4ESC	2	3
CWL 06-ABC1 M5ESC	2	3
CWL 06-BC2 M4 ESC	2	3
CWL 07-1 M2 ESC	1	—
CZR 9 2/20 DFT NA	190,000	146,063
CZR TL B4B 1L USD	135,000	120,825
CZR TL B5 1L USD	779,884	678,499
CZR TL B6 1L USD	2,414,017	2,124,335
CZR TL B7 1L USD	661,000	545,325
DANAHER CORP	200,000	199,895
DECO 9-E3A C PAN EUROPE 3 144A	500,000	284,086
DEPFA ACS BANK	1,000,000	1,119,947
DERWENT LONDON CAPITAL N 1.125 07/24/2019	(100,000)	(175,655)
DEVON ENERGY CORPORATION	600,000	547,598
DEVON ENERGY CORPORATION 5.85%	(250,000)	(245,281)
DEXIA CREDIT LOCAL SA NY	300,000	294,979
DIRECTV HOLDINGS/FING	900,000	991,268
DISCOVER BANK	450,000	449,640
DNB BANK ASA 3.875 06/29/2020	(169,000)	(210,109)
DNB BANK ASA 4.25 01/18/2022	(100,000)	(129,208)
DNB BANK ASA 4.375 02/24/2021	(100,000)	(128,115)
DOMINION RESOURCES INC	600,000	594,211
DUKE ENERGY FLORIDA LLC	400,000	436,620
EASTMAN CHEMICAL CO	500,000	502,729
EBAY INC	500,000	496,044
ECLIP 06-3 A	1,091,107	435,953
ECLIP 06-3 B	381,286	842
EHME 07-1 A	271,747	228,737
EHMI 07-1 A	2,116,866	1,697,331
E-MAC DE07-1 B	100,000	71,411
EMD FINANCE LLC	400,000	396,185
ENERGY TRANSFER PARTNERS	300,000	315,462
ENTERPRISE PRODUCTS OPER	900,000	877,994
EPICP DRUM A	760,541	733,096
ESAIL 06-4X C1C	126,884	134,465
ESAIL 07-3X A2C	28,248	41,193
ESAIL 07-3X A3A	800,000	750,104
ESAIL 07-3X D1A	323,000	248,304
ESAIL 07-3X E1C	78,000	87,905
ESAIL 07-4X E1C	126,839	144,815
ESAIL 07-4X RESD	174	410,083
ESB 2.625 8/19A	140,000	147,348
ESC-CDO 0.0 II	29,000	—

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
ESC-CDO 0.0% I	44,000	—
ESC-CDO 6.125%	117,000	0
ESC-CDO 6.13%	56,000	0
ESC-CDO 7.25%	98,000	0
ESC-CDO 9.5%	65,000	0
ESF 3.125 12/18NA	100,000	595
ESF 9.75 12/25NA	57,000	626
ESFIL 0 05/15 CP	5,000	88
ESLR 13 15 NA FBN	16,947	—
ESLR 4 13 NA	20,000	50
EUROPEAN INVESTMENT BANK	400,000	225,072
EXCO TL 2L USD	297,015	142,567
EXPHOL TLB 1L USD	892,260	602,651
EXTRACTION DT	1,625,597	1,504,676
EXTRACTION DT II	914,080	821,884
FCCSM PIK-TERM B	131,163	120,612
FCCSM TL A1 EUR	12,225	11,241
FCCSM TL A2 EUR	818,016	752,217
FDC 8.75 22A	192,000	200,755
FFMER 07-4 2M3EC	1	—
FFML 06-FF2 M2ESC	2	41
FFML 06-FF7 M3ESC	2	25
FHLT 06-2 M5 ESC	2	3
FIDELITY NATIONAL INFORM	375,000	376,324
FMS WERTMANAGEMENT	100,000	146,635
FNMDN 02/22/2016	4,035,000	4,033,102
FNMDN 04/04/16	500,000	499,614
FNMDN 06/01/16	5,773,000	5,762,941
FNR 04-29 PS	85,297	18,163
FNR 04-92 S	29,863	2,597
FNR 05-79 NS	78,588	12,727
FNR 06-43 SJ	39,404	6,889
FNR 06-62 SB	51,144	9,353
FNR 07-53 SG	48,948	8,453
FNR 09-106 SA	85,484	14,226
FNR 09-90 QI	403,404	74,125
FNR 10-56 AS	258,860	30,976
FNR 10-58 SA	108,036	18,952
FORD MOTOR CREDIT CO LLC	900,000	945,356
FORE CLO LTD	2,694	2,692
FOREST LABORATORIES LLC	600,000	628,546
FRANCE (GOVT OF)	1,600,000	2,545,593
FRBOSA SS 10 18	334	372
FREDDIE MAC	33,021	33,074
FREDN 02/08/16	6,000,000	5,998,063
FREDN 02/10/16	1,227,000	1,226,616
FREDN 04/04/16	1,000,000	998,723
FREEPORT MCMORAN INC	300,000	255,750
FRENCH TREASURY NOTE	300,000	331,065
FRESENIUS SE 0 09/24/2019	(500,000)	(775,204)
FUFENG 3% 18	1,000,000	164,836
GALLATIN FUNDING LTD	195,711	194,373
GE CAPITAL INTL FUNDING	1,018,000	1,018,459
GENERAL ELECTRIC CO	200,000	217,115
GENERALITAT DE CATALUNYA	300,000	329,086
GHG MSL 1A TL GBP	225,571	309,008
GHG MSL 1B TL GBP	85,680	116,425
GHG MSL 1C TL GBP	81,178	110,906
GHG MSL 1D TL GBP	81,178	110,607
GHG MSL 2A TL GBP	150,381	206,005
GHG MSL 2B TL GBP	57,120	77,617
GHG MSL 2C TL GBP	54,119	73,937
GHG MSL 2D TL GBP	54,119	73,738
GILEAD SCIENCES INC	250,000	250,168
GLENCORE FUNDING LLC	300,000	250,500
GLITNIR AUD-RBS 1	212,766	11,614
GLITNIR BON-BAML3	228,304	22,768
GLITNIR BRL-RBS 1	1,063,830	37,940
GLITNIR CHF-DB 7	432,455	28,539
GLITNIR CHF-RBS 1	29,700	1,960
GLITNIR CHF-RBS 2	33,404	2,204
GLITNIR EUR-DB 1	1,083,910	108,092
GLITNIR EUR-MS 1	5,209,108	519,476
GLITNIR GBP-NOM 1	34,043	3,833
GLITNIR GBP-RBS 1	132,191	14,885
GLITNIR USD-CITI1	318,277	24,515
GM 8.375% 7/15/2033 - ESCROW	112,000	11

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
GMAC MORTGAGE CORPORATION LOAN	40,811	39,660
GNR 07-26 SG	57,266	9,619
GOAL CAPITAL FUNDING TRUST	47,088	46,761
GP PORTFOLIO TRUST	158,655	158,273
GPMF 06-AR2 M2ESC	2	6
GPMF 06-OH1 M1ESC	1	—
GRAND CITY PROPERTIES SA 1.5 02/24/2019	(200,000)	(484,748)
GRANITE MORTGAGES PLC.	23,899	23,883
GSAA 06-6 M5 ESC	2	4
GSAA 06-6 M6 ESC	2	4
GSAA 06-S1 1M1ESC	1	—
GSAA 07-1 M1ESC	1	—
GSAMP 07-NC1M2ESC	1	—
GSCSF 06-2A B_A	91,000	9
GSCSF 06-2A C_A	50,000	5
GSMS07-GKK1BAESC	0	—
GSR 04-15F 2A3	22,683	3,945
GYI 7 20A	141,000	50,584
HALLIBURTON CO	775,000	768,845
HARP 06-1A C_AESC	2	2
HASC 05-I1 M1	82,717	16,254
HASC 06-NC1 M6ESC	2	6
HASC 06-WMC1M2ESC	1	—
HBOS PLC	254,000	277,026
HCHC 11% 12/1/19 144A HC2 HOLD	590,000	542,800
HCP INC	500,000	515,825
HEAT 06-6 M1ESC	1	—
HEAT 06-7 M1ESC	1	—
HEAT 07-2 M1 ESC	1	—
HELLENIC RAILWAY ORG	100,000	99,940
HEMT 06-6 M1ESC	1	—
HEMT 06-6 M2ESC	1	—
HIGHER EDUCATION FUNDING	150,000	147,140
HLIT 4 12/20A	82,000	77,843
HOV 6 17	575,000	487,683
HSBC USA INC	800,000	798,148
HVMLT 06-1 B2 ESC	2	3
HVMLT 06-12 B2 ES	1	—
HVMLT 06-4 B4 ESC	2	3
HVMLT 06-BU1M3ESC	2	3
HVMLT 07-2 B1ESC	1	—
ICE CANYON CLO 2012 1A INC	3,600,000	1,584,000
ICE CANYON CLO 2013 1A INC	4,400,000	2,002,000
ICM 06-3A B1_A	116,000	1,102
ICM 06-S2A A1LB_A	258,006	13
IHRT 10.625 23	50,000	34,813
IHRT 9 12/19	40,000	29,250
IHRT TLDEXT 1L US	150,000	104,679
ILFSIN 8 17	1,000,000	152,843
ILLUMINA INC 0 06/15/2019 CVB	(307,000)	(336,514)
ILLUMINA INC 0.5 06/15/2021	(260,000)	(301,768)
IMSA 05-2 M6 ESC	2	3
IMSA 06-1 1M4 ESC	2	2
INABS 07-B M2 ESC	1	—
INDB 06-1 M2 ESC	2	3
INDB 06-1 M6 ESC	2	2
INDE7 7A C_A	166,000	17
INDX 05-AR19B2ESC	2	51
INDX 05-AR31B2ESC	2	2
INDX 06-AR15M5ESC	2	3
INDX 06-AR15M8ESC	2	2
INDX 06-AR21M1ESC	2	2
INDX 06-AR3 3X ES	1	—
INDX 06-AR5 B2ESC	2	2
INDX 06-AR6 M1ESC	2	3
INDX 06-AR7 B2ESC	2	2
INDYMAC INDX MORTGAGE LOAN TRU	157,609	133,974
INDYMAC RESIDENTIAL ASSET BACK	116,260	115,527
INFIG CONAF2 AUD	153,824	90,844
INFIG CONAF2 EUR	7,755	6,822
INFIG CONAF3 AUD	2,786	1,645
INFIG CONAF3 EUR	1,731	1,523
INFIG CONSTRUCTION LC AUD	4,365	(605)
INFIGEN CONMF AUD	137,610	81,269
INFIGEN LC EUR	11,360	(2,344)
INFIGEN TL MF AUD	129,779	76,644
INFIGEN TL MF USD	29,158	23,618

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
INFIGEN TLAF1 USD	123,425	99,974
INFIN SOPR A	335,349	346,011
ING BANK NV	900,000	897,721
INTEL 7.5 4/21	20,000	17,463
INTEL CORP	600,000	606,863
INTEL SAT 6.625%% 12/15/2022	1,000,000	633,750
INTEL SAT 7 1/2 04/01/2021	(460,000)	(404,800)
INTELSAT JACKSON HLDG 6.625 12/15/2022	(20,000)	(12,763)
INTESA SANPAOLO NEW YORK	500,000	500,381
INTESA SANPAOLO SPA	500,000	512,706
ITALY GOV T INT BOND	100,000	177,135
IVGCON 3M TLA2PIK	961	846
IVGCON 3M TLA3PIK	133	117
IVGCON 7M TLA2PIK	1,396	1,230
IVGCON 7M TLA3PIK	533	470
IXIS 06-HE1 M2ESC	2	17
IXIS 06-HE2 M4ESC	2	3
IXIS 07-HE1 M1ESC	1	—
JABER TL UNSEC US	4,264	1,492
JAPAN (20 YEAR ISSUE)	640,000,000	6,031,981
JAPAN (30 YEAR ISSUE)	150,000,000	1,370,863
JAPAN TREASURY DISC BILL	1,780,000,000	14,797,422
JKS 4 19A	136,000	122,237
JM SMUCKER CO	400,000	398,118
JP MORGAN CHASE BANK NA	750,000	801,870
JP MORGAN CHASE COMMERCIAL MOR	1,635,607	1,663,290
JP MORGAN MORTGAGE TRUST	85,760	86,266
JPALT 06-A11M1ESC	2	6
JPALT 06-A11M2ESC	2	3
JPMAC 06-HE1 M1	72,418	64,590
JPMAC 06-HE1M2ESC	2	101
JPMCC 03-C1L AESC	0	—
JPMCC 06-FL1AL ES	0	—
JPMCC06-LDP6GAESC	0	—
JPMCC06-RR1AHAESC	0	—
JPMCC06-RR1AJAESC	0	—
JPMCC06-RR1AKAESC	0	—
JPMMT 04-S2 4A2	68,618	15,381
JPMORGAN CHASE + CO	2,600,000	2,764,637
JUNTA DE CASTILLA Y LEON	100,000	128,436
JURYS INN MEZZEUR	109,989	119,459
JURYS INN MEZZGBP	490,224	722,100
KAUP BON AUD BAR1	175,701	28,396
KAUP BON CAD CITI	469,200	87,373
KAUP BON CHF CITI	58,567	11,332
KAUP BON CHF M3S	91,398	17,684
KAUP BON EUR BAR2	1,000,000	294,996
KAUP BON EUR BAR3	425,532	125,530
KAUP BON EUR CIT	61,418	18,118
KAUP BON EUR CIT2	24,633	7,267
KAUP BON EUR MS	153,424	45,259
KAUP BON EUR RBS	92,953	27,421
KAUP BON EUR RBS2	106,383	31,383
KAUP BON EUR YO	217,698	64,220
KAUP BON T US CIT	666,457	151,899
KAUP BON T USD MS	465,629	106,126
KAUP BON USD CIT3	1,214,615	276,835
KAUP BON USD CITI	310,732	70,822
KAUP BON USD SEAP	1,033,040	235,450
KAUP BON USD YO	99,427	22,661
KAUP BON USD YO2	74,497	16,979
KAUP BOND CHF CIT	53,191	10,292
KAUP BOND CHF DB	130,019	25,156
KAUP BOND CHF MS	207,065	40,063
KAUP BOND CHF MS2	58,270	11,274
KAUP BOND CHF RBS	21,383	4,137
KAUP BOND EUR CIT	97,304	28,704
KAUP BOND EUR DB	1,399,306	412,789
KAUP BOND EUR DB2	1,295,928	382,293
KAUP BOND EUR IMP	82,872	24,447
KAUP BOND EUR MS	276,496	81,565
KAUP BOND EUR MS2	266,449	78,601
KAUP BOND EUR MS4	531,915	156,913
KAUP BOND ISK MS	13,905,319	22,990
KAUP BOND USD DB2	3,521,118	802,533
KAUP BOND USD SEA	523,770	119,378
KAUP BOND YEN RBS	4,255,319	10,000

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
KAUP BONT US CIT2	58,961	13,438
KAUP BONT US CIT3	32,938	7,507
KAUP BONT US CIT4	1,862,653	424,536
KAUP BONT US CIT5	348,357	79,398
KAUP BONT US CIT6	585,672	133,486
KAUP BONT US CIT7	585,672	133,486
KAUP BONT US CIT8	260,249	59,316
KAUP BONT US CIT9	347,528	79,209
KAUP BONT USD DB	195,691	44,602
KAUP BONT USD MS	85,106	19,397
KAUP BONT USDBAR2	54,660	12,458
KAUP DEP EUR CIT	2,922,174	862,028
KAUP DEP EUR CIT2	1,295,928	382,293
KAUP LOAN EUR ML	53,671	15,833
KAUPBONT US CIT10	962,945	219,474
KBC BANK NV	200,000	217,760
KFW	200,000	198,366
KINDER MORGAN ENER PART	400,000	369,790
KKR FINANCIAL 2007-1A SUB 5/15	380,000	208,734
KLROS 06-2A B_A	145,101	8,706
KLRRE 06-1AB_AESC	2	2
KLRRE 06-1AC_AESC	2	2
KLRRE 06-2AC_AESC	2	2
KRAFT FOODS GROUP INC	500,000	503,613
L 3.75 30	1,317,000	737,520
L 4 29	1,550,000	883,500
L 8.5% 07/15/29	(95,000)	(96,843)
LB UBS COMMERCIAL MORTGAGE TRU	825,636	832,874
LBHI CLASS 9A	46,904	1,957
LBHI GTY USD TCL	256,175	10,247
LBHI TL JPY	156,115,025	103,895
LBIE CLAIM GBP2	212,000	110,271
LBIE LIB COF	619,037	206,737
LBIE LIB CSF	296,707	99,090
LBIE LIB F	284,921	95,154
LBIE LIB GRAF	39,458	13,178
LBIE LIB SOF	146,048	48,775
LBIETCL GBP TD	29,808	17,530
LBMLT 06-10 M2ESC	1	—
LBMLT 06-4 M4ESC	2	3
LBMLT 06-5 M1 ESC	1	—
LBMLT 06-WL1 M2	6,807	479
LBMLT 06-WL2 M5ES	2	3
LBMLT 06-WL3 M2ES	2	3
LBMLT 06-WL3 M7ES	2	3
LBRAC 06-1A C_AES	2	2
LCPI OZ CLAIM	9,740	511
LEH 0 03/10NAEUR	50,000	5,072
LEH 0 04/11 NAEUR	386,000	39,157
LEH 0 05/11 NAEUR	472,000	47,329
LEH 0 05/16NAEUR	150,000	15,041
LEH 0 07/12 NAEUR	560,000	56,154
LEH 0 08 NA	239,000	17,328
LEH 0 08/09NA	252,000	17,955
LEH 0 09 NA	67,000	4,858
LEH 0 09 NA 2	2,450,000	174,563
LEH 0 09NA	3,050,000	221,125
LEH 0 10/11 NAEUR	43,000	4,362
LEH 0 11/09 NAEUR	374,000	37,939
LEH 0 12NA	363,000	26,318
LEH 0 5/19/23 NA	11,000	784
LEH 11 06/22 NA	78,000	5,558
LEH 3.95 09 NA	962,000	68,543
LEH 4 03/15NAEUR	2,546,000	258,755
LEH 4 5/11NAEUR	922,000	93,705
LEH 4.5 10 NA	219,000	15,878
LEH 4.8 14NA	603,000	44,471
LEH 5.25 12NA	416,000	30,160
LEH 5.5 16NA	698,000	51,478
LEH 5.5 2/20NA	18,000	1,283
LEH 5.625 3/30NA	17,000	1,211
LEH 5.7 12/29NA	25,000	1,781
LEH 5.75 05/13 NA	258,000	18,383
LEH 5.75 11 NA2	328,000	23,370
LEH 5.75 4/11 NA	306,000	21,803
LEH 6 04/11 NA	462,000	24,528
LEH 6 12 NA	2,698,000	195,605

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
LEH 6.2 14 NA	2,215,000	163,356
LEH 6.5 2/37NA	21,000	1,496
LEH 6.625 12 NA	4,992,000	361,920
LEH 7 09/37NA	27,000	1,924
LEH 7 11/16/37 NA	12,000	855
LEH 7.875 10 NA	220,000	15,950
LEH 7.875 11/09NA	7,500,000	534,375
LEH 9.25 01/23NA	15,000	1,069
LEH 9.5 12/22 NA	229,000	16,316
LEH FLT 10 NA	1,723,000	124,918
LEH FLT03/11NAEUR	649,000	65,836
LEH FLT05/12NAEUR	1,350,000	135,370
LEH006/12/13NAEUR	326,000	33,070
LEH4.751/14 NAEUR	509,000	51,731
LEH5.1256/14NAEUR	550,000	55,897
LEH5.37510/17NAER	200,000	21,070
LEH6.3755/11NAEUR	116,000	11,789
LEN 3.25 21A	1,203,000	2,510,481
LEXN 06-2A B_A	166,000	3,320
LINTA 0.75 03/43	2,997,000	4,533,407
LLOYDS BANK PLC	1,200,000	1,406,559
LMT 06-1 1A6 ESC	2	3
LNG 4.25 03/45	912,000	482,313
LOS ANGELES CNTY CA PUBLIC WKS	300,000	419,814
LRDG 06-1A C_AESC	2	2
LSTRT06-1A A2_AES	2	—
LUDGATE FUNDING PLC	343,741	333,622
LXS 05-3 2M2 ESC	2	3
LXS 05-3 3M2 ESC	2	3
LXS 06-4N M3 ESC	2	3
LXS 06-4N M4 ESC	2	3
LXS 06-7 M4 ESC	2	3
LXS 06-7 M5 ESC	2	3
LXS 06-7 M7 ESC	2	3
LXS 07-18N AX_NA	1,645,675	—
LXS 07-3 3M1 ESC	2	2
LYB JEFF	569,000	51,125
LYB S91 CANT	194,300	20,887
LYB S91 CANT CH	150,000	16,125
LYB S91 CS	347,000	37,303
MABS 06-WMC2M4ESC	2	9
MACQUARIE BANK LTD	250,000	251,081
MACQUARIE INFRASTRUCTURE 2.875 07/15/2019	(118,000)	(133,235)
MADISON PARK F IV 2007-6A INC	260,000	229,450
MADISON PARK FND 2006-2A INC	3,500,000	2,630,835
MADISON PARK FND III 2006-3A S	130,000	102,434
MADISON PARK FNDG 2011-7A SUB	1,040,000	704,600
MADISON PARK XV 2014-15A SUB 1	1,800,000	1,507,500
MANA 07-OAR3 A3ES	3	—
MANTEN 8.5 08/20	262,000	234,938
MARM 07-HF1 M1ESC	1	—
MASHTU TLA 1L USD	9,164	6,644
MASSACHUSETTS EDUCATIONAL FINA	750,037	746,407
MAXIS LOANS SECURITISATION	35,950	26,377
MAYF06-1AA1LB_AES	2	2
MCKESSON CORP	600,000	592,290
MEAD JOHNSON NUTRITION C	75,000	74,977
MEDTRONIC INC	400,000	397,854
MERCATOR CLO PLC	13,666	14,756
MERRILL LYNCH	287,293	205,336
MERRILL LYNCH MORTGAGE INVESTO	96,745	94,472
MERRILL LYNCH MORTGAGE TRUST	710,038	746,454
MERRILL LYNCH MTGE TRUST 9/12/	410,000	336,200
MESDG DELT A	236,355	221,409
MEX BONOS DESARR FIX RT	2,030,000	124,770
MEYER BURGER TECHNOLOGY 5 05/24/2017	(10,000)	(9,612)
MFD 08-1 B1 2	405,205	532,107
MFD 08-1 B2	499,987	728,195
MFD 08-1 R	214	80,110
MHL 05-3 M3	18,446	15,783
MHL 06-1 1B1 ESC	2	9
MICRON TECHNOLOGY INC 3 11/15/2043	(586,000)	(486,732)
MILLAB EXIT TL	65,906	56,020
MKP 6A A2_A	464,410	2
ML CFC COMMERCIAL MORTGAGE TRU	677,866	691,456
MLCC MORTGAGE INVESTORS INC	221,023	212,873
MLCFC 07-7 F AESC	0	—

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
MLMI 05-HE3 M5ESC	2	9
MLMI 05-NC1 B1	3,878	3,018
MLMI 06-HE1 M4ESC	2	9
MLMI 06-HE2 M4ESC	2	9
MLMI 06-HE4 A2D	94,250	32,988
MLMI 06-RM1 B1ESC	2	3
MLMI 06-RM2 B1ESC	2	3
MLMI 06-RM2 M3ESC	2	9
MLMI 06-RM5 M1ESC	2	17
MLMI 06-WMC1M6ESC	2	3
MLMI 06-WMC2M1ESC	2	259
MLMI06-AR1M4_AESC	2	9
MLMI06-AR1M6_AESC	2	9
MLST IV-A A1A_ESC	1	—
MLST IV-A A1B_ESC	1	—
MLST IV-A A1C_ESC	1	—
MNPT 06-1A B_A	137,742	14
MONDELEZ INTERNATIONAL	400,000	440,385
MONT 06-1A B_A	48,726	975
MONT 06-1A C_A	55,548	1,039
MORGAN STANLEY	2,000,000	2,097,002
MORGAN STANLEY BAML TRUST	1,819,144	89,296
MORGAN STANLEY MORTGAGE LOAN T	528,363	456,031
MORGAN STANLEY REREMIC TRUST	256,298	263,298
MOTOR PLC	131,280	131,135
MSAC 06-HE3 M4ESC	2	25
MSAC 06-HE6 M2ESC	1	—
MSAC 06-NC1 B1ESC	2	3
MSAC 06-NC4 M2ESC	2	51
MSAC 06-WMC1 M1	222,109	104,436
MSAC 07-HE1 M1ESC	1	—
MSAC 07-NC1 M1 ES	1	—
MSC 06-IQ12 HAESC	0	—
MSC 06-IQ12 JAESC	0	—
MSM 05-11AR M6ESC	2	3
MSM 05-7 4A3	30,624	10,875
MSM 06-3AR 1A2ESC	2	2
MSM 07-1XS M1ESC	1	—
MSM 07-2AX M1ESC	1	—
MSST 07-1 M2 ESC	2	14
MTG 5 17	516,000	537,961
MTH 1.875 32	359,000	353,887
MTOR 4 27	784,000	746,510
MU 5.25 24A	54,000	47,655
MU 5.875 2/22	231,000	226,380
MUFG AMERICAS HLDGS CORP	200,000	196,653
NAA 06-AR1 5M1ESC	2	6
NAA 06-AR1 5M2ESC	2	6
NATIONAL BANK GREECE SA	100,000	105,222
NCHET 05-A M5 ESC	2	3
NCHET 06-2 M4 ESC	2	25
NCIAU 12.5 31	400,000	460,667
NCMT 06-1 M6	41,587	4,460
NCOVE 06-3A A_A 2	111,054	278
NCOVE 06-3A B_A 2	111,030	11
NEG 10.375 UNIT	3,671,034	—
NELNET STUDENT LOAN TRUST	278,483	274,380
NEOPOST SA 2.5 06/23/2021	(500,000)	(506,313)
NEPTUNE FINCO 10 7/8% 10/15/20	2,580,000	2,696,100
NEW S WALES TREASURY CRP	800,000	627,207
NEWGATE FUNDING PLC	382,177	516,191
NHEL 06-1 M3 ESC	2	3
NHELI 06-FM1 M2	34,612	692
NHELI 06-HE1M7ESC	2	14
NHELI 06-HE2M4ESC	2	20
NISOURCE FINANCE CORP	400,000	435,830
NOMURA ASSET ACCEPTANCE CORPOR	35,417	33,966
NORDEA BANK AB 3.25 07/05/2022	(100,000)	(124,442)
NORDEA BANK AB 4 06/29/2020	(85,000)	(106,482)
NORDEA BANK AB 4.5 03/26/2020	(185,000)	(227,840)
NORDEA KREDIT REALKREDIT	7,600,000	1,106,405
NORTHERN STATES PWR MINN	200,000	198,629
NOVO BANCO SA	100,000	94,407
NSCR07-4A A2_AESC	0	—
NSTAR06-7A A1AESC	0	—
NT 1.75 12DFTNA	300,000	253,875
NT 10.125 13 NA	1,514,000	1,356,923

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
NT 10.75 16 NA	1,355,000	1,205,950
NT 2.125 14 DFTNA	786,000	668,100
NT FL 07/11 NA	52,000	45,175
NYKREDIT	9,500,000	1,388,750
NYKREDIT REALKREDIT AS	18,289,663	2,653,721
OAK HILL CREDIT PARTNERS	198,173	197,187
OAKTREE CLO 2014-2A SUB	1,500,000	712,500
OAS 6.5 21	69,000	43,815
OAS 6.875 03/22	25,000	16,125
OAS 6.875 1/23	93,000	58,358
ONTARIO (PROVINCE OF)	1,500,000	1,231,251
OOMLT 05-5 M4	7,850	498
OOMLT 06-2 M4 ESC	2	5
OOMLT 07-1 M2 ESC	1	—
OOMLT 07-4 M2 ESC	1	—
OOMLT 07-5 M2 ESC	1	—
OOMLT 07-6 M4 ESC	2	3
OWNIT 06-1 M2 ESC	1	5
OWNIT 06-1 M6 ESC	2	4
OWNIT 06-2 A2C	150,917	120,643
OWNIT 06-5 A2D	67,339	43,501
OZLM FUNDING LTD 2012-2A SUB	1,200,000	656,460
OZLM FUNDING LTD 2013-3A SUB	1,000,000	587,500
OZLMF FUNDING LTD 2013-4A SUB	500,000	282,500
OZLMF FUNDING LTD 2015-11A E 1	400,000	282,460
OZLMF FUNDING LTD 2015-11A SUB	1,200,000	738,000
P 1.75 12/20A	409,000	435,472
PACIFIC GAS + ELECTRIC	600,000	641,353
PALOMAR CA CMNTY CLG DIST	300,000	350,307
PANW 0 7/19	449,000	743,209
PARAGON MORTGAGES PLC	523,457	634,776
PCLN 1 18	191,000	272,235
PCX 15 23 TGL NA	545,815	682
PEARSON DOL FIN TWO PLC	725,000	782,348
PETROBRAS GLOBAL FINANCE	400,000	370,000
PGSNO TL B 1L USD	108,203	76,391
PHS HLCO TR A EUR	1,805	1,715
PHS HLCO TR A GBP	9,237	11,905
PHS SNR TL EUR	1,941	2,108
PHS SNR TL GBP	9,948	14,634
PNC BANK NA	700,000	698,209
PRCFAC 5 07/36	65,000	35,961
PRCFAC 5 07/37	45,000	24,875
PRCFAC 5.25 07/33	65,000	36,665
PRCFAC 5.375 33	5,000	2,839
PRCFAC 5.6 30	192,000	111,542
PRCFAC 5.65 28M57	763,000	443,349
PRCFAC 5.65 28M65	39,000	22,661
PRCFAC 5.65 28M73	109,000	63,336
PRCFAC 5.7 28	441,000	256,221
PRCUTL 6.05 07/28	20,000	12,000
PRCUTL 6.05 28	15,000	9,000
PRCUTL 6.1 34	5,000	2,900
PRCUTL 6.1 7/34	15,000	8,700
PRETSL 21 A-2	1,337,774	745,809
PRETSL 22 A-1_A	103,889	74,508
PRETSL 22 A-2_A	846,873	470,091
PRETSL 23 A-2_A	182,901	108,826
PRETSL 23 AFP_A	473,825	350,776
PRETSL 27 A-1_A	76,018	51,230
PRICELINE GROUP INC/THE 0.35 06/15/2020	(137,000)	(163,164)
PROSRV TLB11L USD	223,745	158,486
PROSRV TLB21L USD	131,328	93,024
PROVINCE OF ALBERTA	800,000	573,960
PROVINCE OF QUEBEC	400,000	315,006
PUNTAV 5.267 24	350,235	464,306
PUNTAV 5.943 22	128,000	180,374
PUNTAV FLT 10/27	397,000	524,354
QIHU .5 8/20	1,506,000	1,457,053
QUALCOMM INC	400,000	395,991
QUEENSLAND TREASURY CORP	100,000	78,114
RAAC 06-SP1 M2	62,013	22,367
RAAC 06-SP2 M2	95,027	57,320
RAAC 06-SP2 M3	6,788	879
RABOBANK NEDERLAND NY	1,000,000	999,492
RAG STIFTUNG 0% 12/31/2018	(400,000)	(478,753)
RAG-STIFTUNG 0 02/18/2021	(200,000)	(246,653)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
RALI 05-QS7 A6ESC	2	4
RALI 06-QO10M1ESC	1	—
RALI 07-QH2 M1ESC	1	—
RALI 07-QH2 M2ESC	1	—
RALI 07-QH3 M1ESC	1	—
RALLYE SA 1% 10/02/2020	(448)	(39,461)
RAMC 06-1 M5 ESC	2	3
RAMC 06-1 M6 ESC	2	3
RAMC 06-2 M5 ESC	2	3
RAMC 06-2 M6 ESC	2	3
RAMP 06-RS2 M4ESC	2	2
RAMP 06-RS2 M6ESC	2	2
RAMP 06-RS2 M7ESC	2	2
RAMP 06-RS3 M4ESC	2	2
RASC 06-EMX1 M5ES	2	5
RASC 06-EMX5M4ESC	2	3
RAST 05-A151A9ESC	2	9
RAST 06-A2 A12ESC	2	—
RAST 06-A5CBB2ESC	2	4
RAST 06-A6 B1 ESC	2	4
REALKREDIT DANMARK	3,900,000	565,373
RED HAT INC 0.25 10/01/2019	(537,000)	(699,717)
REPUBLIC OF CHILE 3.625 10/30/2042	(150,000)	(130,930)
REPUBLIC OF SLOVENIA	4,000,000	4,430,490
REPUBLIKA SLOVENIJA	350,000	433,561
REYNOLDS AMERICAN INC	800,000	805,025
RFMSI 06-S1 1A4	16,697	3,798
RIVERCITY SWP PIK	3,737	—
RIVERCITY SWP TCL	86,737	—
RIVERSIDE CA ELEC REVENUE	200,000	259,338
RMAC SECURITIES PLC	230,390	306,783
ROPER TECHNOLOGIES INC	50,000	49,792
ROYAL BK OF SCOTLAND PLC	400,000	432,293
RSMLT06-1 M4_AESC	2	3
SAAD INVEST RCF	25,324	5,128
SABMILLER HOLDINGS INC	595,000	593,608
SABR 06-NC1 ESC	2	3
SABR 06-NC2 B1ESC	2	3
SABR 07-BR3 M1ESC	1	—
SABR 07-BR4 M2ESC	1	—
SABR 07-NC1 M2ESC	1	—
SAIL 05-11 M3 ESC	2	3
SAIL 06-BNC2M3ESC	2	3
SALUS 2012-1I SUB 03/05/21	900,000	453,510
SALUS 2012-1IN SUBN 03/05/21	2,600,000	1,310,140
SAMI 04-AR5 2A3	17,917	15,250
SAMI 05-AR7 B3ESC	2	3
SAMI 05-AR8 B1ESC	2	2
SAMI 05-AR8 B2ESC	2	3
SAMI 06-AR3 12X	1,885,069	81,435
SANTANDER HOLDINGS USA	900,000	914,981
SANTANDER UK GROUP HLDGS	225,000	223,472
SARM 04-6 B1	97,501	69,581
SASC 06-BC1 M4ESC	2	3
SASC 06-BC1 M7ESC	2	3
SASC 06-BC4 M2ESC	1	—
SASC 06-BC6 M2 ES	1	—
SASC 06-S4 M1ESC	1	—
SASC 07-BC1 M2ESC	1	—
SASC 07-EQ1 M2 ES	1	—
SAUR NEW TL EUR	—	—
SAUR NEW HLCO TLA	20,831	20,616
SAUR NEW HLCO TLB	552,190	509,024
SAUR NEW PIK A	115,796	69,800
SAUR NEW PIK C	26,268	15,834
SCHOLAR FUNDING TRUST	231,502	225,915
SCTY 2.75 18	104,000	100,092
SEAWL 06-4E1 AESC	0	—
SEAWL06-4 D2 AESC	0	—
SGMS 10 22	400,000	283,250
SIEGR 1.05 XW	1,000,000	993,360
SIEGR 1.65 XW	1,000,000	983,250
SIEMENS FINANCIERINGSMAT 1.65 08/16/2019	(2,250,000)	(2,477,250)
SINA 1 12/18	1,231,000	1,194,070
SLM STUDENT LOAN TRUST	2,067,809	2,053,659
SLOSO 05-1A A1LAA	314,660	251,595
SLOSO 05-1AA1LA	884,623	751,929

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
SLOSO 07-1A A1LAA	521,814	361,673
SMALL BUSINESS ADMINISTRATION	377,908	422,287
SMIZCH 0% 18	300,000	340,500
SNDK 1.5 17	1,379,000	2,166,003
SNY SUB NOTES	959,001	994,964
SOLIDIUM OY 0 09/04/2018	(1,100,000)	(1,373,217)
SOUTHERN CO	200,000	197,967
STEINHOFF FINANCE HLDG 1.25 08/11/2022 CVB	(900,000)	(1,001,927)
SUMITOMO MITSUI BANKING	600,000	596,593
SUNTRUST BANKS INC	200,000	200,989
SURF 06-AB2 M4ESC	2	9
SURF 06-BC1 M4ESC	2	9
SURF 07-BC1 M2ESC	1	—
SVENSKA HANDELSBANKEN AB 2.625 08/23/2022	(100,000)	(119,021)
SVENSKA HANDELSBANKEN AB 4.375 10/20/2021	(100,000)	(129,731)
SVENSKA HANDELSBANKEN AB 5.125 03/30/2020 144A	(100,000)	(110,949)
SVHE 06-OPT3M3ESC	2	8
SVHE 06-OPT3M5ESC	2	8
SVHE 06-OPT4M3ESC	2	8
SVHE 06-OPT5M4ESC	2	8
SWAN	101,818	74,860
SWEDBANK AB	200,000	197,615
SWEDBANK HYPOTEK AB	1,200,000	152,658
SWEDISH GOVERNMENT	1,100,000	148,749
SWISS LIFE HOLDING AG 0 12/02/2020	(430,000)	(546,137)
SYNCHRONY FINANCIAL	325,000	323,832
TBRNA 06-6A A2_A	249,000	92,130
TCKBCN 5.2 42	40,000	16,900
TELEFONICA EMISIONES SAU	400,000	407,761
TENN VALLEY AUTHORITY	763,000	904,968
TESCO PROPERTY FIN 2 PLC	183,403	253,401
TESCO PROPERTY FIN 6 PLC	198,858	247,500
THEAT 07-1 C	315,748	443,353
THEAT 07-1 D	114,094	160,329
THEAT 07-2 B	99,048	139,151
THEAT 07-2 C	221,112	310,471
THEAT 07-2 D	51,298	72,086
THQ 5 14DFTESCROW	728,000	80,080
THUNDERBIRD RESOURCES	352,693	331,531
TIBC SYN CLAIM	195	10
TIME WARNER CABLE INC	183,000	191,441
TMTS05-16HE M3AES	2	3
TMTS05-16HE M4AEC	2	3
TOHO 0% 19	30,000,000	351,572
TORO 06-2A C_AESC	2	2
TORRENS TRUST	88,745	64,970
TRANS CANADA PIPELINES	600,000	597,631
TREASURY BILL	7,190,000	7,174,017
TREASURY CORP VICTORIA	100,000	87,187
TROPC 04-1A A1LA2	184,699	138,552
TROPC 04-4AA2LA	1,109,000	608,719
TROPC06-5AA1L2A	1,711,265	1,117,670
TSL 3.5 19	415,000	410,458
TSL 4 10/19	394,000	378,110
TSLA 1.25 21	597,000	551,189
TSLA 1.5 18	1,140,000	2,231,752
TSY INFL IX N/B	16,855,328	16,710,289
TTWO 1.75 16	298,000	544,947
TWRFIN 8.75 4/20	1,165,942	1,537,102
TWRFIN FLT 3/20A	32,874	49,835
TXU 15 4/21 DFTNA	851,000	55,315
TXU 2017 LC	390,688	123,067
TXU EXT TL	10,818,343	3,337,459
TXU TL B3	1,570,024	470,034
UBS AG JERSEY BRANCH	1,000,000	1,043,292
UBS GROUP FUNDING	300,000	299,689
UK TSY 3 1/4 2044	700,000	1,148,326
UK TSY 4 1/4 2040	900,000	1,713,724
UK TSY 4 3/4 2038	100,000	201,405
UNIBAIL-RODAMCO SE	(1,626)	(630,462)
UNITEDHEALTH GROUP INC	100,000	103,088
US BANCORP	300,000	301,410
US TREASURY 2 1/4% 11/15/25	230,000	229,605
US TREASURY N/B	58,090,000	58,092,450
US TREASURY NOTE 0.625 08/31/2017	(1,000,000)	(993,789)
UST 1.625 07/19	2,150,000	2,158,482
VEDANTA RESOURCES PLC 6.75 06/7/2016 (REG S)	(400,000)	(361,250)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
VEDLN 5.5 16	200,000	163,000
VENTAS REALTY LP/CAP CRP	400,000	398,047
VERIZON COMMUNICATIONS	1,700,000	1,761,933
VINCOM 5% 17	600,000	798,000
VIPS 1.5 19	275,000	291,070
VIVARTE PPN EUR	12,344	13,339
VRS 8.75 19	43,000	69
VRSN STEP 8/37	711,000	1,819,135
WACHOVIA BANK COMMERCIAL MORTG	1,325,000	1,331,895
WACHOVIA CORP	200,000	199,630
WACHOVIA MORTGAGE LOAN TRUST,	213,271	192,376
WACHOVIA STUDENT LOAN TRUST	105,209	103,153
WALGREENS BOOTS ALLIANCE	500,000	499,060
WAMU 04-AR10 X	477,689	27,157
WAMU 04-AR12 X	621,689	33,870
WAMU 06-AR1 B2ESC	1	—
WAMU 06-AR3 B2ESC	1	—
WAMU 07-OA3 B1ESC	1	—
WAMU MORTGAGE PASS THROUGH CER	595,937	549,695
WAMU06-AR6 2A4ESC	2	919
WBCMT 07-ESHMAESC	0	—
WELLS FARGO + COMPANY	1,100,000	1,093,349
WELLS FARGO MORTGAGE BACKED SE	182,563	178,618
WELLTOWER INC	500,000	499,552
WESTERN GAS PARTNERS	600,000	579,763
WESTPAC BANKING CORP	1,650,000	1,645,049
WFMBS 06-4 1A13	43,368	40,244
WFMBS 06-9 1A5	15,726	5,171
WI TREASURY N/B	5,100,000	5,100,000
WI TREASURY SEC.	2,100,000	2,099,853
WINPP I D 01/23	6,884	5,458
WINSWY8.5 16DFTNA	673,000	98,426
WM WRIGLEY JR CO	300,000	300,801
WM6.534 49A NA	124	—
WM6.895 49A NA	120	—
WMABS 06-HE1M4ESC	1	—
WMABS 07-HE2M1ESC	1	—
WMALT 06-5 3M4ESC	2	8
WMALT 07OA3MB2ESC	1	—
WMALT 07-OA3MBESC	1	—
WMHE 07-HE1 M2ESC	1	—
WOODS 2013-10A SUB (144A)	1,200,000	510,000
WOODS 2014-12A SUB (144A)	2,000,000	980,000
WPX 6 1/22	336,000	235,830
WPX 7.5 8/20	50,000	40,375
WTW TL B2 1L	0	—
XPO LOGISTICS INC 6.5 06/15/2022 144A	(70,000)	(64,750)
YY 2.25 4/19	166,000	161,048
ZIGGURAT CLO LTD 2014-1A SUB 1	1,400,000	700,000
ZIGGURAT CLO LTD 2014-1F 10/17	300,000	229,530
ZIMMER BIOMET HOLDINGS	200,000	196,616

Total Fixed Income Securities	3,334,342,737	$415,188,002

Derivatives
90DAY EURO$ FUTR DEC19	(1)	(1,072)
90DAY EURO$ FUTR MAR18	(1)	(4,863)
90DAY EURO$ FUTR MAR20	(1)	(789)
90DAY EURO$ FUTR SEP20	(1)	(561)
90DAY EURO$ FUTR DEC16	(3)	(3,940)
90DAY EURO$ FUTR DEC17	(3)	(3,998)
90DAY EURO$ FUTR DEC18	(1)	(4,611)
90DAY EURO$ FUTR DEC20	(1)	170
90DAY EURO$ FUTR JUN16	(3)	(3,221)
90DAY EURO$ FUTR JUN17	(3)	(2,813)
90DAY EURO$ FUTR JUN18	(1)	(5,001)
90DAY EURO$ FUTR JUN19	(1)	(3,485)
90DAY EURO$ FUTR JUN20	(1)	(1,588)
90DAY EURO$ FUTR MAR16	(3)	(2,603)
90DAY EURO$ FUTR MAR17	(3)	(3,120)
90DAY EURO$ FUTR MAR19	(1)	(4,254)
90DAY EURO$ FUTR SEP16	(3)	(4,681)
90DAY EURO$ FUTR SEP17	(3)	689
90DAY EURO$ FUTR SEP18	(1)	(5,212)
90DAY EURO$ FUTR SEP19	(1)	(2,806)
A 2016 JAN 45 CALL 01/15/2016	462	10,164
A2A SPA SWP	558,140	58,773
AA DFT 100 12/20/2020 CITI	298,000	38,488

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
AB INBEV DFT 100 12/20/2020 CITI	150,000	(1,930)
AB INBEV DFT 100 12/20/2020 MS	550,000	(7,075)
ABENGOA SA- B SHARES SWP BAR	(48,438)	2,529
ABENGOA SA- B SHARES SWP CITI	(73,581)	(1,947)
ABENGOA SA- B SHARES SWP CITI	18,951	21
ABENGOA SA- B SHARES SWP CS	(9,566)	401
ABENGOA SA- B SHARES SWP DB	(3,927)	182
ABENGOA SA- B SHARES SWP JPM	(3,088)	167
ABENGOA SA- B SHARES SWP MS	(5,236)	273
ABENGOA SA- B SHARES SWP UBS	(3,827)	191
ABN AMRO GROUP NV-GDR W/I SWP	137,028	409,421
ACCIONA S.A. 3 01/30/2019 CVB SWP SG	300,000	23,879
ACCIONA SA SWP SG	(4,101)	(24,667)
ACTIVE BIOTECH AB SEB SWP	(1,946)	3,702
ACTIVE BIOTECH AB SWP BOA	(166)	316
ACTIVE BIOTECH AB SWP JPM	2,278	(4,288)
ACTIVE BIOTECH AB SWP UBS	(166)	316
ADIDAS AG CS SWP	181	313
ADIDAS AG SWP	(2,411)	(2,395)
ADS GR 2016 JAN 84 PUT 01/15/2016	71	2,403
ADS GY 2016 DEC 100 CALL 12/16/2016	31	16,532
ADS GY 2016 DEC 63 PUT 12/16/2016	31	4,444
ADS GY 2016 DEC 84 CALL 12/16/2016	15	18,940
ADVANCED SEMI USD SWP MACQ	(102,000)	21,570
ADVANCED SEMICONDUCTOR ENGR USD SWP CITI	(29,000)	(1,729)
ADVANCED SEMICONDUCTOR L+175 ASW 05SEP18 JPM	200,000	60,380
ADVANCED SEMICONDUCTOR L+180 ASW 05SEP18	400,000	121,310
ADVANCED SEMICONDUCTOR USD SWP BOA	(64,000)	(5,961)
ADVANCED SEMICONDUCTOR USD SWP MS	(216,000)	50,871
ADVANTEST COPR L+90 ASW 14MAR19 MIZ	10,000,000	3,872
ADVANTEST CORP CITI JPY SWP	5,100	4,953
ADVANTEST CORP CS JPY SWP	(5,100)	(4,715)
ADVANTEST CORP L+90 ASW 14MAR19 MIZ	10,000,000	3,872
AER 2016 JAN 40 PUT 01/15/2016	28	770
AETNA INC SWP JPM	833	(865)
AFRICAN BANK INVESTMENTS LTD SWP CS	(1,630)	33
AFRICAN BANK INVESTMENTS SWP BARC	1,630	(33)
AGN Feb16 325 CALL	(54)	(34,560)
AGN Jan16 255 PUT	(77)	(1,155)
AGN Jan16 260 PUT	(14)	(350)
AGN Jan16 270 PUT	(20)	(800)
AIR FP 2016 MAR 72 CALL 03/18/2016	25	1,765
AIR FRANCE SWP SG	(14,636)	(8,359)
AIR FRANCE-KLM 2.03% 15FEB2013 SWP SG	45,515	14,475
AIR FRANCE-KLM DFT 500 12/20/2019 CS	44,815	(3,018)
AIR FRANCE-KLM DFT 500 12/20/2020 SG	161,500	(8,388)
AIR LIQUIDE SA SWP	(5,557)	28,823
AIR LIQUIDE USD SWP	(2,487)	9,413
AIRBUS 100 DFT 12/20/2020 BARCLAYS	(133,000)	1,967
AIRBUS 100 DFT 12/20/2020 CITI	(133,000)	1,967
AIRBUS GROUP NV 0 07/01/2022 CVB SWP BOA	(300,000)	(1,175)
AIRBUS GROUP SE SWP BOA	646	(1,346)
AIRBUS GROUP SE SWP	(16,634)	(92,849)
AIRBUS GROUP SE SWP	(2,274)	3,092
AISIN SEIKI CO LTD SWP UBS	(3,700)	(27,059)
AIXTRON SE SWP BAR	(271)	416
AIXTRON SE SWP JEF	271	(281)
ALCATEL LUCENT DFT 500 03/20/2019 CITI	118,000	(19,410)
ALCATEL LUCENT DFT 500 03/20/2019 CS	383,000	(62,999)
ALCATEL-LUCENT SWP SG	—	(4)
ALCATEL-LUCENT 0.125 01/30/20 SWP BNP	467,194	64,630
ALCATEL-LUCENT 0.125 01/30/20 SWP DB	106,612	27,528
ALCATEL-LUCENT 0.125 01/30/20 SWP SG	263,983	44,571
ALCATEL-LUCENT SWP BNP	(472,460)	(51,325)
ALCATEL-LUCENT SWP BNP EXP	(338,605)	(36,784)
ALCATEL-LUCENT SWP CITI LOCK	(21,552)	(10,472)
ALCATEL-LUCENT SWP DB	(41,073)	(8,715)
ALCATEL-LUCENT SWP DB EXP	(95,962)	(20,362)
ALCATEL-LUCENT SWP SG	(439,628)	(55,818)
ALCATEL-LUCENT SWP SG EXP	(725,567)	(92,414)
ALPHABET INC-CL C SWP	461	(347)
ALPHABET INC-CL C SWP	92	1,386
ALUFP 0% 01/19 SWP BNP	755,072	169,664
ALUFP 0% 01/19 SWP DB	217,532	59,695
ALUFP 0% 01/19 SWP SG	418,515	76,647
AMD 2016 JAN 2.5 CALL 01/15/2016	726	30,855
AMERISOURCEBERGEN CORP SWP MS	(924)	(1,789)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
AMGN 2016 JAN 170 CALL 01/15/2016	55	3,053
AMLIN PLC SWP CS	9,127	407
AMR CORP SWP	97,974	89,675
ANA HOLDINGS INC SWP CS	(24,000)	(1,758)
ANA HOLDINGS INC MS JPY SWP	(147,000)	(3,263)
ANHEUSER-BUSCH INBEV NV SWP USD	27,461	168,230
ANHUI CONCH CEMENT A USD SWP JPM	4,200	(2,262)
ANHUI CONCH CEMENT CO LTD HKD SWP CITI	(30,000)	12,262
ANHUI CONCH CEMENT CO LTD HKD SWP JPM	(3,500)	2,468
ANHUI CONCH CEMENT CO LTD SWP USD CITI	32,000	(7,176)
AO WORLD PLC	193,096	69,936
APC Feb16 65 PUT	(74)	(124,135)
APR16 0.4 CALL	(1,300,000)	(49)
APR16 1.4 PUT	(1,300,000)	(28,566)
ARAMARK HOLDINGS CORP SWP	(3,378)	4,430
ARCELORMITTAL SWP CITI	(12,351)	(5,356)
ARCELORMITTAL SWP HSBC	(6,175)	(2,869)
ARCELORMITTAL SWP SG SHORT	(24,701)	(9,064)
ARCELORMITTAL SWP JPM	43,227	17,406
ARCELORMITTAL SWP SG	(13,136)	82,720
ARCELORMITTAL SWP USD SG	(47,339)	271,463
ARKEMA SWP	20,210	(66,715)
ARM DFT 03/20/2019 500 CITI	125,000	(4,892)
ARM DFT 500 03/20/2019 BARC	275,000	(9,364)
ARM HOLDINGS PLC	(21,400)	(4,324)
ARM HOLDINGS PLC	(25,270)	25,038
ASHMORE GROUP PLC SWP BARC	3,050	(1,399)
ASHMORE GROUP PLC SWP BARCLAYS SHORT	(3,705)	(551)
ASHMORE GROUP PLC SWP BOA	(11,724)	1,748
ASHMORE GROUP PLC SWP CS	(6,176)	749
ASHMORE GROUP PLC SWP DB	(6,175)	(460)
ASHMORE GROUP PLC SWP HSBC	(618)	120
ASHMORE GROUP PLC SWP JPM	16,116	2,169
ASHMORE GROUP PLC SWP NOMURA	(678)	(142)
ASHMORE GROUP PLC SWP UBS	12,380	(1,600)
ASHMORE GROUP PLC SWP CITI	(2,470)	(511)
ASSICURAZIONI GENERALI SWP	(18,624)	(9,634)
ASTALDI SPA 4.5 01/31/2019 CVB SWP CITI	100,000	189
ASTALDI SPA 4.5 01/31/2019 CVB SWP SG	300,000	(19,697)
ASTALDI SPA DFT 500 06/20/2017	70,000	1,151
ASTALDI SPA DFT 500 06/20/2019 CITI	113,000	10,048
ASTALDI SPA SWP SG	(27,990)	35,908
ASTRAZENECA PLC SWAP	(8,537)	(26,051)
AT&T INC SWP	(6,812)	(4,474)
AT&T INC SWP	(3,492)	576
AUD		1,865
AURUBIS AG SWP SG	(8,360)	59,395
AUST & NZ BANKING GROUP SWP JPM	(9,319)	(5,976)
AUST AND NZ BANKING AUD SWP CITI	(10,872)	(6,402)
AUST AND NZ BANKING AUD SWP MACQ	(14,367)	(13,109)
AUST AND NZ BANKING AUD SWP UBS	(22,967)	(7,882)
AUSTRALIAN DOLLAR Forward	(3,950,000)	(35,756)
AUSTRALIAN DOLLAR Forward	(1,940,000)	5,475
AVIVA PLC SWP	494,798	(191,452)
AVIVA PLC SWP	283,627	44,839
AVIVA PLC SWP EUR	59,779	(57,302)
AXA SA SWAP	(13,272)	(4,188)
AXIS BANK BNP USD SWP	56,051	11,272
AXIS BANK USD SWP CS	86,529	1,133
AXIS BANK USD SWP MS	83,761	(1,036)
AZIMUT HOLDING SPA SWP	65,304	(62,044)
B&M EUROPEAN VALUE RETAIL SA SWP	200,151	(173,308)
BAC 2017 JAN 17 CALL 01/20/2017	104	17,420
BAC DFT 100 09/20/2020 CS	1,071,000	(16,009)
BANGKOK DUSIT ASW 500 18SEP17 CS	30,000,000	94,916
BANGKOK DUSIT MED SERVICE-F SWP MACQ	(261,000)	(12,056)
BANGKOK DUSIT MED SERVI-NVDR SWP CSCAP	(540,800)	(24,602)
BANK OF AMERICA CORP-WRTS 01/16/19	(7,691)	(44,723)
BANK OF QUEENSLAND LTD SWP MACQ	(912)	(1,365)
BARRATT DEVELOPMENTS PLC SWP	(49,124)	(81,601)
BAX 2016 FEB 37.5 CALL 02/19/2016	92	15,824
BCA MARKETPLACE PLC SWP	449,150	78,635
BENDIGO AND ADELAIDE BANK AUD SWP MACQ	(1,107)	(1,432)
BENI STABILI SPA 2.625 04/17/2019 SWP BNP	300,000	7,759
BENI STABILI SPA DFT 500 12/20/2020 CS	196,000	(42,043)
BENI STABILI SPA DFT 500 3/20/2018 BARC	100,000	(11,206)
BENI STABILI SPA DFT 500 3/20/2018 MS	100,000	(11,206)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
BENI STABILI SPA SWP CITI	(260,588)	(33)
BG GROUP PLC SWAP	299,547	(15,757)
BHP BILLITON DFT 100 20DEC20 DB	192,000	7,121
BLL 2016 FEB 72.5 CALL 02/19/2016	555	222,000
BNP PARIBAS 0.25 09/27/16 SWP CS	(700,000)	51,737
BOEING CO SWP DB	(984)	1,671
BORA BORA RSRCES LTD FREE OPTIONS K=0.40 03/31/17	9,715	—
BP CURRENCY FUT MAR16	(33)	85,219
BRAIT SE 2.75 09/18/2020 SWP BNP	1,400,000	(29,987)
BRAIT SE GBP SWP BNP	(127,631)	16,091
BRAZIL REAL Forward	2,800,000	(28,012)
BRCM 2016 FEB 80 PUT 02/19/2016	3	7,815
BRCM 2016 MAR 65 CALL 03/18/2016	(1)	(27)
BRCM 2016 MAR 65 PUT 03/18/2016	1	1,070
BRENT-DUBAI ICE APR16	32,900	(33,050)
BRENT-DUBAI ICE APR16	(1,000)	—
BRENT-DUBAI ICE FEB16	(1,300)	1,629
BRENT-DUBAI ICE FEB16	(1,000)	—
BRENT-DUBAI ICE JAN16	1,300,000	—
BRENT-DUBAI ICE JAN16	(1,000)	—
BRENT-DUBAI ICE JUN16	1,900,000	8,079
BRENT-DUBAI ICE JUN16	(1,000)	—
BRENT-DUBAI ICE MAR16	(5,600)	8,613
BRENT-DUBAI ICE MAR16	(1,000)	—
BRENT-DUBAI ICE MAY16	(375,000)	(9,209)
BRENT-DUBAI ICE MAY16	(1,000)	—
BRITISH POUND Forward	200,000	(2,264)
BRITISH POUND Forward	(12,627,987)	280,117
BRITISH POUNDS SPOT	324	477
BRL		(87,472)
BROADCOM CORP-CL A SWP MS	9,560	9,854
BURBERRY GROUP PLC SWP	(6,998)	15,613
BWU00AH98 IRS JPY R V 06MLIBOR	600,000,000	(86,792)
BWU00AR30 IRS EUR R V 06MEURIB	400,000	(18,186)
BWU00BT10 IRS EUR R V 06MEURIB	1,300,000	42,064
BWU00CRX0 IRS GBP R V 06MLIBOR	800,000	(7,410)
BWU00CTK6 IRS USD R V 03MLIBOR	100,000	(216)
BWU00D6D5 IRS USD R V 03MLIBOR	3,500,000	(101,576)
BWU00D991 IRS USD R V 03MLIBOR	300,000	(6,065)
BWU00DAD0 IRS USD R V 03MLIBOR	22,200,000	(453,326)
BWU00DG28 IRS USD R V 03MLIBOR	1,300,000	(27,507)
BWU00DMF2 IRS GBP R V 06MLIBOR	3,800,000	(37,072)
BWU00DW12 IRS GBP R V 06MLIBOR	150,000	(4,064)
BWU00E7A8 IRS GBP R V 06MLIBOR	100,000	552
BWU00EF43 IRS USD R V 03MLIBOR	15,700,000	85,231
BWU00FK69 IRS AUD R V 06MBBSW	200,000	(1,260)
BWU00FL35 IRS USD R V 03MLIBOR	3,100,000	20,185
BWU029303 TRS USD P E	(8,100)	(16,156)
BWU029303 TRS USD R V 03MTBIL
BWU029386 TRS USD R V 03MTBILL
BWU029691 TRS USD P E	(40,990)	(40,199)
BWU029691 TRS USD R F .12000
BYD CO LTD - H HKD SWP BOA	(500)	266
BYD CO LTD - H HKD SWP MACQ	(19,000)	7,035
BYD CO LTD - H HSBC HKD SWP	(26,500)	20,478
BYD CO LTD-H SWP BNP	(12,000)	5,116
C$ CURRENCY FUT MAR16	4	(4,445)
CA US 2016 FEB 29 CALL 02/19/2016	92	7,360
CAA US 2016 JAN 30 CALL 01/15/2016	(125)	(118,750)
CAA US 2016 JAN 7 CALL 01/15/2016	(184)	(12,880)
CAC40 10 EURO FUT JAN16	(12)	(10,492)
CAD		(492)
CAIXABANK 4.5 11/22/2016 CVM SWP SCOB	1,000,000	(78,194)
CAIXABANK 4.5 11/22/2016 SWP CITI	1,800,000	(392,679)
CAIXABANK DFT 100 12/20/2016 JPM	100,000	(396)
CALM 2016 FEB 62.5 CALL 02/19/2016	52	1,040
CALM 2016 FEB 75 CALL 02/19/2016	(7)	(51)
CALM 2016 FEB 75 PUT 02/19/2016	8	24,160
CALM 2016 FEB 80 CALL 02/19/2016	(9)	(46)
CALM 2016 FEB 80 PUT 02/19/2016	10	35,150
CAL-MAINE FOODS INC SWP JEF	1,986	(3,251)
CAN 10YR BOND FUT MAR16	(1,100,000)	—
CANADIAN DOLLAR Forward	(15,890,000)	156,489
CANADIAN PACIFIC RAILWAY LTD SWP	3,950	(33,099)
CANADIAN PACIFIC RAILWAY LTD SWP	673	2,939
CANCOM SE SWP CITI	(4,762)	(15,168)
CANCOM SE 0.875 03/27/2019 SWP CITI	300,000	13,702

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
CARILLION PLC SWP	(60,676)	28,750
CASINO GUICHARD PERRACHON SWP CITI	(1,235)	(230)
CASINO GUICHARD PERRACHON SWP JPM	4,941	1,055
CASINO GUICHARD PERRACHON SWP SG	(1,853)	(372)
CASINO GUICHARD PERRACHON SWP UBS	(618)	(125)
CASINO GUICHARD PERRACHON SWP CS	(1,235)	(244)
CASIO COMPUTER CO LTD	(82,168)	(342,672)
CATCHER TECHNOLOGY CO LTD	(158,990)	268,611
CATCHER TECHNOLOGY CO LTD USD SWP MS	(6,000)	13,170
CATHAY FINANCIAL SWP USD MS	(122,000)	26,931
CBI 2016 JAN 67.5 CALL 01/15/2016	(16)	—
CBI 2016 JAN 67.5 PUT 01/15/2016	16	45,280
CBI 2016 JAN 70 CALL 01/15/2016	(1)	(3)
CBI 2016 JAN 70 PUT 01/15/2016	1	3,105
CCL 2016 MAR 57.5 CALL 03/18/2016	316	36,340
CCL SWAP MS	(7,407)	(16,033)
CCS160078 CYS USD R V 03MLIBOR	2,804,878	891,529
CCS160086 CYS USD P V 03MLIBOR	(2,804,878)	—
CCS200114 CYS USD R V 03MLIBOR	327,600	(3,575)
CCSBAN097 CYS USD P V 03MLIBOR	(319,500)	9,579
CCSBAN139 CYS EUR R V 03MEURIB	(910,560)	11,239
CCSGCG016 CYS USD P V 03MLIBOR	(106,100)	3,593
CCSGCG032 CYS USD P V 03MLIBOR	(2,413,400)	2,530
CCSNN0014 CYS USD P V 03MLIBOR	(1,842,800)	24,026
CCSNN0030 CYS USD P V 03MLIBOR	336,040	4,026
CCSNN0055 CYS EUR R V 03MEURIB	(1,755,200)	1,840
CCSNN0071 CYS EUR R V 03MEURIB	(1,864,900)	1,955
CCSNN0097 CYS USD P V 03MLIBOR	(1,409,200)	17,394
CCSNN0113 CYS USD P V 03MLIBOR	(2,961,900)	3,105
CDW CORP/DE SWP CS	(1,167)	381
CDX NA HY SER 25 500 12/20/2020 ICE	2,112,000	(28,414)
CENTRAL JAPAN RAILWAY CO USD SWP SG	(2,100)	9,299
CF US 2016 JAN 41.5 PUT 01/15/2016	39	6,377
CGG SWP CS	(1,235)	50
CGG SWP SG	(1,235)	30
CGN POWER CO LTD-H SWP JPM	(420,000)	15,352
CGN POWER CO LTD-H SWP MACQ	(263,000)	10,276
CGN POWER CO LTD-H SWP SG	(142,000)	5,154
CHENIERE ENERGY PARTNERS LP SWP CS	(1,813)	(9,471)
CHESAPEAKE ENERGY SWP CSFB	269,896	23,414
CHEUNG KONG INFRASTRUCTURE SWP MS	(9,000)	(3,388)
CHEUNG KONG INFRASTRUCTURE HOLDINGS LTD SWP CITI	(12,000)	(482)
CHEUNG KONG INFRASTRUCTURE SWP CS	(11,000)	(4,282)
CHEVRON CORP SWP DB	(14,048)	(47,100)
CHF CURRENCY FUT MAR16	(1)	1,509
CHICAGO ETHANOL S DEC16	123	31,734
CHICAGO ETHANOL S DEC16	168,000	—
CHICAGO ETHANOL S JAN16	63	7,623
CHICAGO ETHANOL S JAN16	42,000	—
CHINA CONSTRUCTION BANK -A USD SWP JPM	26,200	1,304
CHINA CONSTRUCTION BANK-A USD SWP CITI	(52,400)	(1,508)
CHINA COSCO HOLDINGS-H	(853,520)	252,556
CHINA MEDICAL TECH-SPON ADR SWP CS	(9,062)	91
CHINA MENGNIU DAIRY CO HKD SWP BNP	(20,000)	6,816
CHINA MENGNIU DAIRY CO HKD SWP DB	(22,000)	8,046
CHINA MERCHANTS SHEKOU INDUS HKD SWP CITI	178,697	43,269
CHINA PETROCHEMICAL DEV CORP SWP USD JPM	(104,000)	14,881
CHINA PETROCHEMICAL DEV CORP USD SWP CITI	(270,000)	34,926
CHINA PETROCHEMICAL DEV L+190 ASW 17DEC17 BAR	200,000	9,420
CHINA PETROLEUM & CHEMICAL-A USD SWP BOA	(11,900)	3,385
CHINA PETROLEUM & CHEMICAL-A USD SWP CITI	(26,600)	9,625
CHINA RENMINBI Forward	17,250,000	(13,196)
CHINA RENMINBI Forward	(19,700,000)	74,582
CHINA RESOURCES GAS GROUP LTD SWP BNP	(2,000)	(695)
CHINA RESOURCES GAS GROUP LTD SWP DB	(6,000)	(1,404)
CHINA RESOURCES GAS GROUP LTD SWP HSBC	(2,000)	(111)
CHINA STEEL CORP	(674,284)	87,747
CHINA VANKE CO LTD-H SWP BARC	(94,200)	(42,317)
CHINA VANKE CO LTD-H SWP CITI	(24,800)	(11,845)
CHIPOTLE MEXICAN GRILL INC SWP	(853)	57,646
CHIYODA CORP SWP BAR	(25,000)	23,597
CHIYODA CORP MS JPY SWP	(8,000)	2,308
CHK 2016 APR 10 CALL 04/15/2016	(44)	(286)
CHK 2016 APR 10 PUT 04/15/2016	44	26,400
CHK 2016 APR 11 CALL 04/15/2016	(5)	(25)
CHK 2016 APR 11 PUT 04/15/2016	5	3,513
CHK 2016 JAN 10 CALL 01/15/2016	18	0

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
CHK 2016 JAN 10 PUT 01/15/2016	(18)	(10,035)
CHK 2016 JAN 4 PUT 01/15/2016	1,148	25,256
CHTR 2016 MAR 210 CALL 03/18/2016	64	13,280
CHTR 2016 MAR 210 PUT 03/18/2016	(64)	(187,520)
CHURCH & DWIGHT CO INC SWP DB	(1,283)	1,674
CIE FINANCIERE RICHEMONT SWP	(4,254)	14,881
CIMPRESS NV SWP BOA	1,241	(5,462)
CITI HONG KONG SOE REFOR SWP CITI	—	(10)
CK HUTCHISON HOLDINGS HKD SWP BOA	22,000	9,181
CK HUTCHISON HOLDINGS LTD SWP MS	26,000	4,324
CK HUTCHISON HOLDINGS UBS HKD SWP	24,000	8,700
CLOROX COMPANY SWP CITI	(1,902)	2,602
CME GROUP INC SWP CS	(2,773)	14,029
CNH Forward	173,859,665	(657,086)
CNH Forward	(299,875,102)	836,492
CNP 2016 FEB 18 CALL 02/19/2016	156	13,650
CNX 2016 JAN 14 CALL 01/15/2016	32	7
CNX.N 2016 JAN 14 CALL 01/15/2016 OTC NOMURA	120	24
CNY		(15,839)
COBALT INTERNATIONAL ENERGY SWP	(6,721)	33,515
COCA-COLA ENTERPRISES SWP	215,664	(377,850)
COCHLEAR LTD	(15,228)	(392,041)
COLM 2016 JAN 50 PUT 01/15/2016	46	11,730
COM FWD MAT 12/31/2015	1,000	9,260
COMM SWAP JMABFNJ1	26,331	21,078
COMM SWAP TBL-BCOMF1T	28,177	109,296
COMM SWAP TBL-BCOMTR	(54,133)	(107,968)
COMM SWAP TBL-JMABNICP	3,438	(10,184)
COMM SWAP TBL-SPGCESTR	53,485	(157,695)
COMMONWEALTH BANK OF AUST AUD SWP JPM	(2,450)	(15,864)
COMMONWEALTH BANK OF AUST AUD SWP UBS	(2,361)	(17,290)
COMMSCOPE HOLDING CO INC SWP CS	(9,243)	8,583
CONSOLIDATED EDISON INC SWP CS	(6,866)	(32,395)
CONSUMER DISCRETIONARY SELECT SECTOR SWP CS	(6,237)	(4,595)
CONSUMER DISCRETIONARY SELECT SECTOR SWP CS	(6,211)	11,367
CONSUMER STAPLES SELECT SECTOR SPDR SWP JPM	(59,676)	(20,895)
CONSUMER STAPLES SELECT SECTOR SPDR SWP JPM	(27,465)	3,615
COSTCO SWP	(3,782)	(7,520)
COUNTRYWIDE PLC	113,276	(178,311)
CPB 2016 FEB 50 PUT 02/19/2016	187	12,155
CRH PLC SWP	156,924	266,415
CRM 2016 MAR 105 CALL 03/18/2016	92	690
CRM 2016 MAR 85 CALL 03/18/2016	92	18,952
CRM 2016 MAR 95 CALL 03/18/2016	(185)	(6,938)
CROMWELL PROPERTY GROUP EUR SWP BOA	(320,344)	9,649
CROMWELL SPV FINANCE 2 02/04/2020 EUR CBS BOA	1,200,000	(25,055)
CROWN CASTLE INTL CORP SWP	28,775	(37,216)
CROWN CASTLE INTL CORP SWP	68,279	105,513
CRRC CORP LTD - H SWP BNP	(52,000)	5,120
CSI 300 INDEX DB USD MKT INDEX SWP	(1,200)	76,815
CTRP 2016 JAN 10 PUT 01/15/2016	598	—
CTRP 2016 JAN 35 CALL 01/15/2016	50	59,750
CTRP 2016 JAN 65 CALL 01/15/2016	796	35
CTRP 2017 JAN 11.5 PUT 01/20/2017	524	4,990
CTRP 2017 JAN 35 CALL 01/20/2017	(50)	(73,750)
CUMMINS INC SWP CS	(25,103)	412,425
CX 2016 JAN 4.63 PUT 01/15/2016	38	267
CYBERAGENT INC SWP BAR	(7,600)	(17,041)
CYBERAGENT INC SWP CS	(1,600)	(1,582)
CYBERAGENT LTD SWP NOM	(3,400)	(1,955)
CYRUSONE INC SWP CS	(659)	(1,100)
DAI GY 2018 DEC 44 PUT 12/21/2018	50	14,825
DAIHATSU MOTOR BNP JPY SWP	(4,000)	(1,585)
DAIHATSU MOTOR CS JPY SWP	(200)	(135)
DAIHATSU MOTOR DB JPY SWP	(1,300)	966
DAIHATSU MOTOR SWP BOA	(3,600)	4,559
DAIHATSU MOTOR SWP JPM	(2,400)	(4,159)
DAIHATSU MOTOR SWP NOM	(8,700)	(2,261)
DAIMLER AG SWP	(2,685)	1,242
DAIMLER AG-REGISTERED SHARES SWP CITI	548	252
DAIMLER SWP CS	58	(284)
DAL US 2016 JAN 48 CALL 01/15/2016	370	114,700
DAX 2016 JAN 11350 CALL 01/15/2016	68	6,019
DAX 2016 JAN 11650 CALL 01/15/2016	42	775
DELCLIMA SWP CS	2,589	425
DENSO CORP SWP JEF	(1,500)	(3,344)
DENSO CORP SWP CSFBEL	(3,000)	(10,866)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
DENTSU INC CITI JPY SWP	(6,000)	(32,282)
DERWENT LONDON PLC CITI SWP	2,164	2,873
DEUTSCHE LUFTHANSA-REG SWP	(21,045)	(50,956)
DEUTSCHE POST AG SWP CS	846	(472)
DEUTSCHE POST AG-REG SG SWP	262	54
DFS FURNITURE LTD- W/I SWP	78,673	73,011
DIAGEO PLC SWP	160,515	100,307
DIS 2016 JAN 105 PUT 01/08/2016	46	6,302
DISH NETWORK CORP-A SWP	47,140	(449,590)
DJ EUROSTOXX 600 INDEX MS SWAP	(2,506)	15,730
DJ STOXX 600 CHEM MS EUR SWP	99	(2,405)
DJ STOXX 600 HEALTH MS SWP EUR	(1,122)	(36,779)
DKK		(6,043)
DOMETIC GROUP AB SWP	27,586	17,552
DOMINOS PIZZA INC SWP	(757)	(1,886)
DON QUIJOTE CO LTD SWP CS	(3,900)	1,110
DON QUIJOTE HOLDINGS CO LTD SWP MS	(3,800)	1,533
DOW 2016 JAN 52.5 CALL 01/29/2016 OTC BOA	1,048	113,708
DOW CHEMICAL SWP	11,091	(3,555)
DOW CHEMICAL SWP	7,928	2,705
DPW GY 2017 DEC 20 PUT 12/15/2017	45	6,960
DUNKIN BRANDS GROUP INC SWP MS	(971)	(663)
DYNNEGY INC-CW17 K=40 10/02/17	62,200	29,234
EASYJET PLC SWP	(20,000)	(17,109)
EATON CORP PLC SWP CITI	(1,848)	2,404
EEM 2016 JAN 32.5 PUT 01/15/2016	235	15,745
EIA FTAX ONHGY DS DEC15	(42,000)	—
ELECTRA PRIVATE EQUITY PLC SWP CITI	4,364	37,241
ELECTRA PRIVATE EQUITY PLC SWP CS	(2,354)	(23,574)
ELECTRA PRIVATE EQUITY PLC SWP UBS	(1,999)	(16,394)
EMERSON ELECTRIC CO SWP CITI	(11,871)	(4,588)
EMR 2016 FEB 50 CALL 02/19/2016	370	30,525
ENDO INTERNATIONAL PLC SWP DB	1,833	(2,645)
ENEL GREEN POWER SPA SWP BOA	98,463	(8,364)
ENEL IM 2016 DEC 4 CALL 12/15/2016	131	19,421
ENEL IM 2016 DEC 4 PUT 12/15/2016	131	36,139
ENEL IM 2016 DEC 4.8 CALL 12/15/2016	100	3,131
ENEL IM 2016 DEC 4.8 PUT 12/15/2016	100	59,926
ENEL IM 2018 DEC 4 PUT 12/20/2018	149	76,707
ENEL SPA BOA SWP EUR	(47,853)	10,075
ENEL SPA JPM SWP EUR	77,324	(6,089)
ENI SPA SWP	(61,796)	99,769
ENIRO AB SWP CSFB	(4,700)	(20)
ENIRO AB SWP HSBC	6,175	28
ENIRO AB SWP SEB	(7,021)	(14)
ENIRO AB SWP SG	5,546	(192)
ENTERPRISE INNS PLC	184,348	(44,766)
EOP DFT 100 03/20/2017 CITI	2,500,000	(28,050)
ERAMET SWP HSBC	186	(6,383)
ERAMET SWP JPM	(62)	2,135
ERAMET SWP SG	(124)	4,280
ESTEE LAUDER COMPANIES-CL A SWP DB	(2,890)	(10,622)
EUR		(232,157)
EUR		53,703
EUR FX 04/19/16 FWD (BCLC)	(2,670,000)	(28,144)
EUR FX 04/20/16 FWD (BRC)	(5,630,000)	(56,927)
EUR FX 05/16/16 FWD (ERIC) -SC	(720,000)	9,591
EUR FX 05/18/16 FWD (ESSM) -SC	(1,890,000)	25,176
EUR FX 1/27/16 FWD (JWJA)	(2,910,000)	56,375
EURO FX CURR FUT MAR16	(196)	172,427
EURO STOXX 50 MAR16	191	(53,448)
EURO STOXX 50 MAR16	(268)	(107,220)
EURO STOXX ENERGY INDEX MS SWP	2,477	(57,933)
EURO-BOBL FUTURE MAR16	(7)	(228)
EUROPCAR GROUPE SA SWP JPM	1,220	52
EUROPCAR GROUPE SA SWP SG	(610)	(14)
EUROPCAR GROUPE SA SWP UBS	(610)	(15)
EUROPEAN MONETARY UNIT Forward	(12,680,000)	(303,242)
EUROPEAN MONETARY UNIT Forward	(1,400,000)	5,320
EUROPEAN MONETARY UNIT SPOT	1,040	1,130
EVK GR 2016 DEC 20 PUT 12/16/2016	143	5,281
EVONIK INDUSTRIES AG SWP	340	186
EXP 01/26/2016	(170,000)	(6,410)
EXP 02/17/2016	(2,000)	(1,320)
EXP 02/17/2016	2,000	920
EXP 02/24/2016	(570,000)	(40,454)
EXP 03/28/2016	390,000	19,748

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
EXP 05/25/2016	180,000	26,350
EXXON MOBIL SWP	(18,486)	(6,484)
EXXON MOBIL SWP	(12,124)	42,318
FAST RETAILING JPY SWP CS	(900)	12,273
FAST RETAILING JPY SWP MS	(400)	14,827
FAST RETAILING JPY SWP UBS	(1,400)	56,231
FAST RETAILING NOMURA JPY SWP	(1,400)	11,397
FB 2016 JAN 105 CALL 01/15/2016	46	8,671
FCAU 2016 MAR 11 PUT 03/18/2016	160	2,400
FCX DFT 500 12/20/2020 CITI	1,368,975	322,927
FEB16 .000001 CALL	(6,000)	(60)
FEB16 1.75 CALL	(1,000,000)	(1,059)
FEB16 2.1 CALL	(126,000)	(34)
FEB16 2.3 PUT	(1,000,000)	(777)
FEB16 2.45 CALL	(40,000)	(6,363)
FEB16 6.6 CALL	(450,000)	(2,889)
FEB16 70 CALL	(100,000)	(5,288)
FEB16 71.5 CALL	3,000	30
FEB16 87 CALL	2,000	20
FHLMC TBA 30 YR 3.5	1,000,000	(147)
FIDELITY NATIONAL INFO CS SWP USD	(3,697)	(2,767)
FINANCIAL SELECT SECTOR SPDR SWP BOA	(85,680)	(80,463)
FIRST AMERICAN FINANCIAL SWP	(6,788)	(5,817)
FLEETCOR TECHNOLOGIES INC SWP DB	241	471
FLIGHT CENTRE TRAVEL GROUP LTD SWP CITI	(484)	(1,007)
FLIGHT CENTRE TRAVEL GROUP LTD SWP CSFBEL	(12,716)	(29,958)
FLOW TRADERS SWP	9,081	106,482
FLSMIDTH & CO A/S SWP CITI	3,694	7,060
FLSMIDTH & CO A/S SWP DB	(1,853)	(2,905)
FLSMIDTH & CO A/S SWP CS	(294)	(559)
FLSMIDTH & CO A/S SWP MS	(494)	(1,635)
FLSMIDTH & CO A/S SWP SEB	(1,053)	(1,360)
FNMA TBA 30 YR 3	1,000,000	6,103
FNMA TBA 30 YR 3.5	1,000,000	(1,519)
FNMA TBA 30 YR 4.5	(5,800,000)	(15,133)
FNMA TBA 30 YR 4.5	—	10,108
FONCIERE DES REGIONS SWP CS	560	(600)
FONCIERE DES REGIONS 0.875% 01APR2019 SWP CS	(996)	2,872
FORTESCUE METALS GROUP LTD AUD SWP UBS	(36,007)	4,782
FRESENIUS AG	(3,821)	(4,119)
FRESENIUS AG SWP CS	8,109	29,692
FSL DFT 500 03/20/2020 DFT	131,000	(24,494)
FTSE 100 IDX FUT MAR16	(12)	(52,851)
FTSE 250 INDEX CS SWAP	(22)	(27,584)
FTSE CHINA A50 JAN16	(40)	16,086
FTSE KLCI FUTURE JAN16 USD FUT SWP UBS (X50)	(2,900)	(23,555)
FTSE/MIB IDX FUT MAR16	(3)	(8,178)
FUFENG GROUP LTD HKD SWP BOA	(50,000)	2,664
FUJITSU LTD DFT 100 20SEP17 CITI	3,000,000	(366)
GABRIEL FINANCE LTD PART 2 11/26/2016 CVB SWP CITI	900,000	(38,714)
GAMMON INFRASTRUCTURE PROJECTS USD SWAP DB	680,896	(74,382)
GASOLINE RBOB FUT APR16	1,050,000	—
GASOLINE RBOB FUT AUG16	(1,848)	(97,020)
GASOLINE RBOB FUT AUG16	(378,000)	—
GASOLINE RBOB FUT MAR16	(168,000)	—
GASOLINE RBOB FUT MAY16	(672,000)	—
GASOLINE RBOB FUT NOV16	109	1,853
GASOLINE RBOB FUT NOV16	(126,000)	—
GASOLINE RBOB FUT SEP16	1,848	314,160
GASOLINE RBOB FUT SEP16	126,000	—
GBP		(38,628)
GBP CALL / USD PUT 07/05/2016 K=1.55 OTC JPM	1,341,725	11,155
GBP FX 2/23/16 FWD (REZA)	(2,050,000)	120,081
GBP FX 2/24/16 FWD (RZLC)	(500,000)	30,000
GC ULSD CAL SWAP DEC15	42,000	—
GCCFC5-GG5G.D110M 2005-GG5 G DFT 110 04/10/2037 MS	10,835	—
GDDY 2016 JAN 33 PUT 01/15/2016	17	2,678
GE 2016 JAN 30 PUT 01/08/2016	158	1,185
GE 2016 JAN 31 PUT 01/08/2016	79	2,015
GE SWAP CS	(19,880)	(9,370)
GEELY AUTOMOBILE HOLDINGS LTD SWP BAR	(390,000)	2,253
GEELY AUTOMOBILE HOLDINGS LTD SWP BNP	(135,000)	(399)
GEELY AUTOMOBILE HOLDINGS LTD SWP HSBC	(130,000)	4,166
GEELY AUTOMOBILE HOLDINGS LTD SWP JPM	(175,000)	(1,020)
GEELY AUTOMOBILE HOLDINGS LTD SWP NOM	(130,000)	(299)
GENWORTH MORTGAGE INSURANCE SWP MACQ	(781)	(189)
GLAXOSMITHKLINE PLC SWP	98,694	(22,068)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
GLAXOSMITHKLINE PLC SWP	208,256	112,376
GLOBO PLC SWP JPM	(13,388)	4,266
GLOBO PLC SWP BOA	(6,694)	2,132
GLOBO PLC SWP NOMURA	28,114	(8,939)
GLOBO PLC SWP UBS	(8,032)	2,558
GLW 2016 FEB 19 CALL 02/19/2016	185	9,158
GOGO INC SWP JPM	(435)	609
GOOG NEW 2016 JAN 760 CALL 01/15/2016	9	11,115
GPM STUB SWP DB ESCROW	39,428	0
GPRO 2016 JAN 16 PUT 01/15/2016	86	3,268
GPRO.N 2016 JAN 17 PUT 01/08/2016	50	1,925
GPRO.N 2016 JAN 19 PUT 01/15/2016	55	9,405
GRAND CITY PROPERTIES SWP CS	18,781	87,610
GREAT WALL MOTOR COMPANY-H SWP BNP	(191,000)	11,320
GREAT WALL MOTOR COMPANY-H SWP HSBC	(34,500)	3,921
GRIFOLS SA	(30,938)	(123,694)
GROUPE BRUXELLES LAMBERT SA SWP CS	(10,296)	(52,692)
GULF KEYSTONE PETROLEUM LTD SWP JEF	719	(175)
GULF KEYSTONE PETROLEUM LTD SWP BARC	16,236	(5,160)
GULF KEYSTONE PETROLEUM LTD SWP BOA	(12,565)	4,386
GULF KEYSTONE PETROLEUM LTD SWP CITI	(8,619)	2,711
GULF KEYSTONE PETROLEUM LTD SWP CSFB	1,630	(704)
GULF KEYSTONE PETROLEUM LTD SWP DB	(8,626)	2,659
GULF KEYSTONE PETROLEUM LTD SWP JPM SHORT	(9,800)	2,900
GULF KEYSTONE PETROLEUM LTD SWP NOM	15,711	(5,181)
GULF KEYSTONE PETROLEUM LTD SWP SG	9,233	(2,808)
GULF KEYSTONE PETROLEUM LTD SWP UBS	(3,919)	1,164
GULF MARINE SERVICES SWP	(74,520)	31,607
HAITONG SECURITIES CO LTD-A USD SWP UBS	(12,800)	12,783
HANG SENG IDX FUT JAN16	(1)	1,219
HANNOVER RUECKVERSICHERU-REG SWP	(1,748)	(28,952)
HAS 2016 FEB 65 PUT 02/19/2016	277	65,095
HASTINGS GROUP HOLDINGS-WI SWP BAR	926	(40)
HASTINGS GROUP HOLDINGS-WI SWP BOA	(926)	41
HEALTH CARE SELECT SECTOR SWP JPM	(255,185)	(390,012)
HEALTH CARE SELECT SECTOR SWP JPM	(43,270)	31,101
HEIDELBERGER DRUCKMASCHI SWP SG	200,000	(17,213)
HEIDELBERGER DRUCKMASCHINEN SWP SG	(29,429)	1,490
HEINEKEN NV SWP	(12,219)	(83,940)
HENGAN INTL GROUP CO LTD SWP BAR	(15,000)	10,570
HENGAN INTL GROUP CO LTD SWP HSBC	(4,000)	3,990
HENGAN INTL GROUP CO LTD SWP MACQ	(6,500)	6,670
HENGAN INTL GROUP CO LTD HKD SWP BNP	(5,000)	4,152
HFSF PIRAEUS-CW17	86,047	47
HILTON WORLDWIDE HLDGS SWP CS	(8,292)	31,459
HIMX 2016 JAN 8 CALL 01/15/2016	185	8,788
HITACHI CONSTRUCTION MACHINE	(53,882)	35,924
HLT Jan16 26 PUT	(325)	(146,250)
HLT.N 2016 FEB 23 CALL 02/19/2016	462	25,410
HOG 2016 FEB 47.5 PUT 02/19/2016	184	65,780
HOLX 2016 JAN 13 PUT 01/15/2016	53	—
HON HAI PRECISION INDUSTRY	(567,880)	97,538
HON HAI PRECISION INDUSTRY USD SWAP MS	(65,100)	39,523
HONDA MOTOR JPM JPY SWP	(17,200)	3,090
HONG KONG & CHINA GAS SWP HSBC	(35,000)	2,047
HONG KONG & CHINA GAS SWP NOM	(1,000)	41
HONG KONG DOLLAR Forward	(71,900,000)	(2,178)
HONG KONG DOLLAR Forward	23,000,000	103
HOV 2016 JAN 5 CALL 01/15/2016	(92)	(14)
HOV 2017 JAN 5.5 CALL 01/20/2017	(27)	(553)
HOV DFT 500 12/20/2017 BARC	350,000	64,999
HSCEI DEC2016 SRT DEC2017 100 FVA-OTC NOM	11,697,000	139,141
HSCEI DEC2016 SRT DEC2017 100 FVA-OTP NOM	(11,697,000)	(161,147)
HSCEI DEC2016 SRT DEC2017 110 FVA-OTC NOM	(16,710,000)	(131,306)
HSCEI DEC2016 SRT DEC2017 90 FVA-OTP NOM	16,710,000	130,184
H-SHARES IDX FUT JAN16	(12)	15,595
HUNGARIAN FORINT Forward	—	(396)
HUNGARIAN FORINT Forward	(4,800,000)	222
IBERDROLA SA SWP	(69,646)	(54,467)
ICE BRENT CRUDE FUT FEB16 CASH ICE	3	(2,489)
IFEU 20160129	19,000	—
IFEU 20160212	1,150	—
IFEU 20160219	(32,000)	—
IFEU 20160415	400	—
IFEU 20160429	(21,000)	—
IFEU 20160531	6,000	—
IFEU 20160610	(500)	—

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
IFEU 20160729	6,000	—
IFEU 20161031	97,000	—
IFEU 20161118	2,000	—
IFEU 20161212	1,500	—
IFEU 20170131	(18,000)	—
IFEU 20170428	(49,000)	—
IFEU 20170612	(1,500)	—
IFEU 20171031	1,000	—
IFEU 20171212	500	—
IFEU 20180131	12,000	—
IFEU 20180430	(8,000)	—
IFLL 20160329	700,000	—
IFUS 20160229	(9,968,000)	—
IFUS 20160315	(180)	—
IFUS 20160429	(896,000)	—
IFUS 20160513	(80)	—
IFUS 20160630	7,392,000	—
IFUS 20160915	30	—
IFUS 20170316	180	—
IHH HEALTHCARE BHD SGD SWP DB	(315,200)	(12,558)
ILMN 2016 JAN 195 CALL 01/15/2016	5	3,125
ILMN 2017 JAN 180 CALL 01/20/2017	8	29,560
ILMN 2017 JAN 220 CALL 01/20/2017	3	5,595
INC RESEARCH HOLDINGS INC-A SWP BAR	(1,304)	(1,715)
IND & COMM BK OF CHINA-A USD SWP CITI	(62,800)	9,726
INDAH CAPITAL LTD 0 10/24/2018 CBS DB	750,000	18,045
INDIAN RUPEE Forward	(186,900,000)	(28,489)
INDUSTRIAL SELECT SECT SPDR SWP BAR	(108,287)	(162,599)
INDUSTRIAL SELECT SECT SPDR SWP BAR	(30,540)	27,125
INDUSTRIVARDEN AB-C SH SEP EUR CS	17,809	(29,694)
INFRAESTRUCTURA ENERGETICA NOVA SWP BOA	(39,685)	7,635
INNER MONGOLIA YILI INDUS-A USD SWP CITI	308,500	23,546
INR		(1,663)
INR		8,984
INTC 2016 APR 38 CALL 04/15/2016 OTC NOMURA	464	20,880
INTERCONTINENTAL HOTELS GROUP SWP	(13,865)	(38,638)
INTERCONTINENTALEXCHANGE GROUP INC SWP DB	—	32
INTERNATIONAL CONSOLIDATED AIR GRP SWP	(96,454)	(43,680)
INTERNATIONAL GAME TECHNOLOG SWP UBS	2,629	(10,626)
INTERVAL LEISURE GROUP SWP CS	(9,162)	18,260
INTESA SANPAOLO SWP	(209,112)	13,580
IPAYMENT HLDGS WARRANTS	189,058	59,081
IPG PHOTONICS CORP SWP	(6,761)	(112,912)
IPHI 2016 APR 35 CALL 04/15/2016 OTC BOA	92	8,740
IPHI 2016 APR 40 CALL 04/15/2016 OTC BOA	(92)	(4,370)
ISETAN MITSUKOSHI HOLDINGS L SWP CS	(5,300)	(428)
ISETAN MITSUKOSHI HOLDINGS L SWP MS	(15,900)	2,451
ISHARES DJ US HOME CONSTRUCT SWP BOA	(25,791)	(13,327)
ISHARES DJ US REAL ESTATE SWP BOA	(8,231)	16,316
ISHARES MSCI BRAZIL SWP	(7,389)	7,872
ISHARES NASDAQ BIOTECHNOLOGY SWP	(5,134)	(17,632)
ITRAXX EUR SER 24 DFT 500 12/20/2020 ICE	1,250,000	(113,262)
IWM 2016 JAN 115 CALL 01/15/2016	116	7,192
IWM 2016 JAN 115 CALL 01/29/2016	117	13,455
J FRONT RETAILING CO LTD SWP CS	(4,600)	1,832
JACK IN THE BOX INC SWP MS	(477)	(1,035)
JAN16 .95 PUT	(2,200,000)	(1,881)
JAN16 1.8 CALL	(600,000)	(9)
JAN16 1082.5 PUT	(200,000)	(1)
JAN16 1092.5 PUT	(300,000)	(5)
JAN16 2.4 PUT	(600,000)	(189)
JAN16 250 CALL	(84,000)	(8)
JAN16 87 CALL	2,000	20
JAPAN POST INSURANCE CO LTD SWP BOA	2,600	(16,585)
JAPAN POST INSURANCE CO LTD SWP CS	(1,200)	8,978
JAPAN POST INSURANCE CO LTD SWP NOM	(900)	6,762
JAPAN POST INSURANCE CO LTD SWP UBS	(500)	3,737
JAPANESE YEN (JPY) SPOT	100,170	833
JAPANESE YEN Forward	(837,000,000)	(114,872)
JASON INDUSTRIES- WAR 09/27/18	5,403	348
JCI 2016 JAN 39 PUT 01/15/2016	47	2,938
JD 2016 JAN 32 CALL 01/15/2016	70	8,575
JKS 2017 JAN 10 PUT 01/20/2017	87	10,658
JPM 2016 JAN 68.5 CALL 01/15/2016	370	8,325
JPN YEN CURR FUT MAR16	(19)	(21,731)
JPY		45,299
JUN16 2.5 CALL	(84,000)	(8)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
JUN16 4200 PUT	50	6,030
JUST EAT PLC	(62,050)	(98,433)
JUST ENERGY GROUP INC SWP MS	(7,495)	(11,140)
KAKAO CORP BNP USD SWP	(371)	(1,229)
KAKAO CORP CITI USD SWP	(232)	4,995
KAKAO CORP DB USD SWP	(213)	6,334
KAKAO CORP JPM USD SWP	(127)	(411)
KAKAO CORP USD SWP	(1,375)	21,661
KAKAO CORP USD SWP BOA	(2,348)	19,455
KAKAO CORP USD SWP CS	(1,976)	5,494
KAKAO CORP USD SWP HSBC	(176)	1,496
KAKAO CORP USD SWP MS	(563)	24,745
KAKAO CORP USD SWP NOM	(1,149)	48,904
KAKAO CORP USD SWP UBS	(526)	25,942
KATE SPADE & CO SWP	9,656	(5,815)
KATE SPADE & CO SWP	13,866	4,477
KDDI CORP MS JPY SWP	4,700	13,023
KERING SWP	4,578	(7,918)
KERING SWP	12,366	32,640
KERING SWP BOA	(12,129)	30,749
KERING SWP BOA EXP	21,709	(74,987)
KERING SWP CITI	(10,838)	30,359
KERING SWP EXP CITI	11,762	(30,983)
KLOECKNER & CO SE SWP BARC	3,050	(1,141)
KLOECKNER & CO SE SWP BARC SHORT	(1,129)	224
KLOECKNER & CO SE SWP HSBC	(1,220)	459
KLOECKNER & CO SE SWP JPM	(1,830)	686
KLOECKNER & CO SE SWP JEF	1,129	(211)
KMI 2016 JAN 16 CALL 01/08/2016	156	1,404
KMI 2016 JAN 16.5 CALL 01/15/2016	45	585
KONECRANES OYJ SWP HSBC	1,235	(1,414)
KONECRANES OYJ SWP MS	(1,235)	1,452
KOREA ELECTRIC POWER CORP DB SWP USD	2,833	5,839
KOREA ELECTRIC POWER CORP USD SWP BOA	5,257	3,819
KOREA ELECTRIC POWER USD SWP CITI	4,976	(2,411)
KOREA ELECTRIC POWER USD SWP JPM	1,057	(541)
KOREAN WON Forward	(2,400,000,000)	(8,488)
KOSE CORP SWP BAR	800	7,973
KOSE CORP SWP CS	2,800	(8,209)
KOSE CORP SWP MS	6,500	36,369
KOSE CORP SWP UBS	1,100	3,744
KOSPI2 INX FUT MAR16 KRW FUT SWP JPM (X500K)	(9,500,000)	(24,450)
KRAFT HEINZ CO/THE SWP	11,106	(54,988)
KRAFT HEINZ CO/THE SWP	55,459	139,323
KRW		(8,802)
KRW		1,994
KUKA AG SWP BAR	(247)	(4,702)
KUKA AG SWP CITI	(124)	(1,239)
KUKA AG SWP CS	(248)	(2,974)
KUKA AG SWP DB	(371)	(5,954)
KUKA AG SWP JPM	2,660	42,894
KUKA AG SWP NOMURA	(234)	(1,088)
KUKA AG SWP SEB	(876)	(12,574)
KUKA AG SWP UBS	(64)	(1,221)
KUKA AG SWP BOA	(496)	(7,444)
LABORATORY CRP OF AMER HLDGS SWP	3,697	(2,093)
LABORATORY CRP OF AMER HLDGS SWP	5,547	2,456
LAOX CO LTD SWP BOA	30,000	(13,198)
LAOX CO LTD SWP NOM	(30,000)	15,106
LC 2016 JAN 14 CALL 01/15/2016	184	33
LEN DFT 500 12/20/2016 BOA	500,000	(23,416)
LG CHEM LTD USD SWP HSBC	548	10,589
LG DISPLAY CO LTD CO USD SWP MACQ	(6,985)	1,730
LIBERTY DFT 500 09/20/2016 MS	500,000	(18,049)
LIBERTY DFT 500 12/20/2017 CS	100,000	(8,696)
LIBERTY DFT 500 12/20/2020 CS	600,000	(73,979)
LINK REIT HKD SWP BAR	(4,000)	262
LINK REIT SWP CSFBEL	(5,500)	(84)
LINK REIT SWP HSBI	(2,000)	(378)
LIXIL GROUP CORP L+60 ASW 04MAR2020 NOM	20,000,000	9,351
LIXIL GROUP CORP L+75 ASW 04MAR2020 MIZ	30,000,000	15,603
LIXIL GROUP CORP L+85 ASW 04MAR2020 MIZ	80,000,000	44,409
LLOY LN 2016 APR 80 CALL 04/15/2016	1,077	19,830
LLOY LN 2016 MAR 78 CALL 03/18/2016	439	11,316
LLOY LN 2016 MAR 80 CALL 03/18/2016	1,344	24,746
LLOYDS BANKING GROUP PLC SWP	3,792,957	(160,984)
LLS ARGUS V WTI S APR16	3,000	—

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
LLS ARGUS V WTI S AUG16	2,000	—
LLS ARGUS V WTI S DEC15	3,000	—
LLS ARGUS V WTI S DEC16	2,000	—
LLS ARGUS V WTI S FEB16	3,000	—
LLS ARGUS V WTI S JAN16	3,000	—
LLS ARGUS V WTI S JUL16	2,000	—
LLS ARGUS V WTI S JUN16	3,000	—
LLS ARGUS V WTI S MAR16	3,000	—
LLS ARGUS V WTI S MAY16	3,000	—
LLS ARGUS V WTI S NOV16	2,000	—
LLS ARGUS V WTI S OCT16	2,000	—
LLS ARGUS V WTI S SEP16	2,000	—
LMCA 2016 APR 50 CALL 04/15/2016	(2)	(17)
LMCA 2016 APR 50 PUT 04/15/2016	2	2,140
LMCA 2016 APR 55 CALL 04/15/2016	(6)	(10)
LMCA 2016 APR 55 PUT 04/15/2016	6	9,390
LNG 2016 JAN 80 CALL 01/15/2016	4	0
LNG 2016 JAN 85 CALL 01/15/2016	32	1
LNG 2017 JAN 80 CALL 01/20/2017	(7)	(602)
LNG 2017 JAN 85 CALL 01/20/2017	(53)	(3,472)
LONG GILT FUTURE MAR16	(4)	3,476
LULULEMON ATHLETICA INC SWP	(11,092)	(12,009)
LVMH MOET HENNESSY LOUIS VUITTON SWP	(8,895)	43,493
MAKINO MILLING MACHINE ASW EXP 19MAR18 L+80	10,000,000	18,327
MAKINO MILLING MACHINE NOM JPY SWP	(8,000)	3,118
MANZ AG SWP BARCLAYS	102	(3,343)
MANZ AG SWP JPM	(73)	2,367
MANZ AG SWP SEB	(29)	984
MAR 2016 FEB 62.5 PUT 02/19/2016 OTC BOA	200	23,500
MAR16 .000001 CALL	(6,000)	(60)
MAR16 1.7 CALL	(850,000)	(2,470)
MAR16 2.25 PUT	(850,000)	(4,625)
MAR16 250 CALL	(84,000)	(8)
MAR16 3.8 PUT	(700,000)	(10,758)
MAR16 4 CALL	700,000	37,160
MAR16 4.3 CALL	(700,000)	(18,080)
MAR16 71.5 CALL	(100,000)	(5,328)
MAR16 87 CALL	2,000	20
MARKIT LTD SWP CS	(4,119)	(3,011)
MATERIALS SELECT SECTOR SPDR SWP JPM	(23,250)	16,249
MATUIRTY DATE 3/31/2016	24,000	(11,298)
MATURITY DATE 12/31/2015	7,200	(5,476)
MAY16 2.65 CALL	40,000	6,422
MAY16 37 PUT	(400,000)	—
MCD 2016 JAN 115 CALL 01/15/2016	387	149,963
MEIJI HOLDINGS CO LTD SWP MS	1,000	11,924
MEIJI HOLDINGS CO LTD SWP UBS	1,900	20,220
MELIA HOTELS INTERNATIONAL SWP BNP	(93,097)	(60,643)
MELIA HOTELS INTL SA 4.5 04/18 SWP BNP	700,000	96,270
MERITOR DFT 500 03/20/2019 BOA	500,000	(12,574)
METTLER-TOLEDO INTERNATIONAL SWP MS	(240)	(267)
MEYER BURGER TECHNOLOGY 4 09/24/2020 SWP CITI	475,000	4,579
MEYER BURGER TECHNOLOGY 4 09/24/2020 SWP SCOB	110,000	1,695
MEYER BURGER TECHNOLOGY AG SWP BARC	(5,704)	4,855
MEYER BURGER TECHNOLOGY AG SWP CITI	(14,389)	2,818
MEYER BURGER TECHNOLOGY AG SWP JPM	1,230	(388)
MEYER BURGER TECHNOLOGY AG SWP SG	(2,973)	4,652
MEYER BURGER TECHNOLOGY AG SWP UBS	(8,486)	17,563
MEYER BURGER TECHNOLOGY SWP MS	(6,750)	2,569
MGM RESORTS INTERNATIONAL SWP	23,348	43,529
MIC 2016 JAN 80 CALL 01/15/2016	8	9
MIC 2016 JUL 70 CALL 07/15/2016	2	1,180
MICHAELS COS INC/THE SWP JPM	(8,324)	11,935
MICRONAS SEMICONDUCTOR-REG SWP CS	679	62
MILLICOM INTL CELLULAR-SDR SWP	15,006	(187,172)
MISARTE 3.25 01/01/2016 SWP CITI CSH	5,803	(16,491)
MITSUBISHI CHEMICAL HOLDINGS JPY SWP MS	76,700	54,668
MITSUBISHI CHEMICAL HOLDINGS SWP CITI	23,200	10,016
MITSUBISHI CORP USD SWP SG	(19,800)	7,873
MITSUBISHI ESTATE CO LTD USD SWP SG	(20,000)	12,486
MITSUBISHI UFJ FINANCIAL GROUP USD SWP SG	(99,800)	26,312
MITSUI CHEMICALS INC DFT 100 20DEC17 JPM	13,417,000	(1,508)
MITSUI OSK LINES 387 OTC CALL 09DEC16 BZW	84,000	6,154
MITSUI OSK LINES 387 OTC PUT 09DEC2016 BZW	84,000	64,959
MITSUI OSK LINES LTD SWP BARC	89,000	(12,905)
MITSUMI ELECTRIC CO L+75 ASW 03AUG20 MIZ	20,000,000	9,477
MITSUMI ELECTRIC CO LTD SWP CS	(1,300)	(575)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
MITSUMI ELECTRIC CO LTD SWP NOM	(2,500)	(1,462)
MIZUHO FINANCIAL GROUP INC USD SWP SG	(278,000)	7,628
MLEILROZ SWP BOA	356	2,206
MONTUPET SWP BOA	226	3
MSCI DAILY TR NET EMERGING MRKTS INDO USD SWP BARC	(70)	(15,453)
MSCI DAILY TR NET EMERGING MRKTS INDO USD SWP CITI	(89)	(3,482)
MSCI DAILY TR NET EMERGING MRKTS INDO USD SWP JPM	(285)	(67,409)
MSFT 2016 JAN 55 CALL 01/15/2016	52	5,798
MSOZMDIA SWP MS	(7,102)	14,758
MT 2016 JAN 11 CALL 01/15/2016	53	0
MT.N 2016 JAN 12 CALL 01/15/2016	53	0
MT.N 2016 JAN 13 CALL 01/15/2016	167	1
MT.N 2016 JAN 13 PUT 01/15/2016	137	120,560
MT.N 2016 JAN 15 CALL 01/15/2016	216	0
MTG 2016 JAN 12 CALL 01/15/2016	(210)	(24)
MTOR 2016 JAN 20 CALL 01/15/2016	(66)	(0)
MU 2017 JAN 25 CALL 01/20/2017	88	2,288
MW 2016 JAN 14 CALL 01/15/2016	62	7,130
MXIM 2016 FEB 33 PUT 02/19/2016	(92)	(4,600)
MXIM 2016 FEB 40 CALL 02/19/2016	92	11,960
MXIM 2016 FEB 46 CALL 02/19/2016	(92)	(1,150)
MYL 2016 JAN 52.5 PUT 01/15/2016	78	6,006
MYLAN LABS INC CSFB SWP USD	(6,470)	(4,851)
MYR		(16,165)
NANOCO GROUP PLC SWP BOA	(4,663)	3,591
NANOCO GROUP PLC SWP HSBC	(6,653)	4,144
NANOCO GROUP PLC SWP JPM	11,316	(7,041)
NASDAQ 100 E-MINI MAR16	(23)	(25,173)
NASDAQ OMX GROUP/THE SWP CS	(1,849)	(5,693)
NASPERS LTD-N SHS CITI SWP	5,216	25,621
NATIONAL AUSTRALIA BANK AUD SWP DB	(3,695)	3,691
NATIONAL AUSTRALIA BANK AUD SWP JPM	(3,766)	91
NATIONAL AUSTRALIA BANK AUD SWP MACQ	(6,512)	(3,363)
NATURAL GAS FUTR APR16	(200,000)	—
NATURAL GAS FUTR APR17	210,000	—
NATURAL GAS FUTR DEC16	140,000	—
NATURAL GAS FUTR JUL16	90,000	—
NATURAL GAS FUTR JUN16	150,000	—
NATURAL GAS FUTR MAR17	(210,000)	—
NATURAL GAS FUTR MAY16	(40,000)	—
NATURAL GAS FUTR OCT16	(140,000)	—
NATURAL GAS SWAP APR16	(45,000)	—
NATURAL GAS SWAP DEC16	5,000	—
NATURAL GAS SWAP JUL16	45,000	—
NATURAL GAS SWAP NOV16	5,000	—
NAVI Apr16 12.5 PUT	(154)	(26,950)
NAVI Jan16 15 PUT	(140)	(51,660)
NCLH 2016 JAN 55 PUT 01/15/2016	34	1,700
NEWFIELD EXPLORATION CO SWP CS	(6,148)	1,722
NEXT PLC SWP	(846)	7,422
NEXTRADIOTV SWP CS	1,484	746
NIDEC CORP SWP UBS	(1,800)	4,474
NIDEC CORP CS JPY SWP	(1,100)	10
NIDEC CORP JPY SWP BOA	(6,600)	(940)
NIFTY 50 JAN16 INR FUT SWP CS (X75)	(600)	(321)
NIKKEI 225 (OSE) MAR16	53	(29,810)
NIKKEI 225 (SGX) MAR16	(1)	2,618
NIKON CORP	(120,542)	24,418
NIKON CORP CS JPY SWP	(624)	(421)
NIKON CORP HSBC JPY SWP	(4,400)	(3,015)
NIKON CORP JPY SWP NOM	(4,683)	(1,669)
NIPPON PAPER INDUSTRIES CO L	(8,295)	(151)
NIPPON PAPER INDUSTRIES CO L	(39,199)	20,319
NIPPON PAPER INDUSTRIES DFT 100 20DEC20 BNP	7,448,000	829
NIPPON PAPER INDUSTRIES DFT 100 20DEC20 BOA	6,701,000	746
NIPPON TELEGRAPH & TELEPHONE SWP BOA	1,800	3,388
NIPPON TELEGRAPH & TELEPHONE CORP MS JPY SWP	23,100	55,750
NISSAN MOTOR BNP JPY SWP	(15,900)	(2,925)
NISSAN MOTOR BOA JPY SWP	(11,000)	(2,153)
NISSAN MOTOR CITI JPY SWP	(30,300)	(20,656)
NISSAN MOTOR CO LTD JPY SWP JEF	(20,000)	(9,490)
NISSAN MOTOR CORP BAR JPY SWP	(29,800)	(30,753)
NISSAN MOTOR CORP MS JPY SWP	(35,200)	(31,175)
NISSAN MOTOR CORP NOM JPY SWP	(22,900)	(44,411)
NISSAN MOTOR CS JPY SWP	(7,200)	(7,235)
NISSAN MOTOR UBS JPY SWP	(159,800)	(61,525)
NKE 2016 JAN 64 PUT 01/08/2016	35	6,108

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
NOKIA FH 2016 JAN 5.8 PUT 01/15/2016 OTC MS	(53,438)	(580)
NOKIA FH 2016 JAN 5.8 PUT 01/29/2016 OTC MS	(24,898)	(1,352)
NOKIA FH 2016 JAN 6 PUT 01/15/2016	(987)	(2,144)
NOKIA FH 2016 JAN 6 PUT 01/15/2016 OTC BNP	(154,964)	(3,366)
NOKIA FH 2016 JAN 6 PUT 01/15/2016 OTC JPM	(105,566)	(2,293)
NOKIA FH 2016 JAN 6 PUT 01/29/2016 OTC JPM	(74,693)	(6,490)
NOKIA FH 2016 MAR 5.6 PUT 03/18/2016 OTC SG	(49,343)	(5,895)
NOKIA FH 2016 MAR 5.8 PUT 03/18/2016 OTC JPM	(60,927)	(10,588)
NOKIA OYJ SWP BAR	(209,249)	(11,924)
NOKIA OYJ SWP BOA	(64,469)	(41,720)
NOKIA OYJ SWP SG	(13,681)	(3,591)
NOMAD FOODS LTD SWP	14,871	(127,481)
NORTHWESTERN CORP SWP JPM	(3,198)	(1,444)
NORWEGIAN KRONA Forward	(2,600,000)	7,189
NOV16 7 CALL	(500,000)	(7,965)
NOVARTIS AG-REG SWP	(9,059)	(11,213)
NTT CORP JPY SWP CS	13,900	26,390
NTT DOCOMO INC MS JPY SWP	3,600	3,137
NTT DOCOMO INC NOM JPY SWP	3,500	743
NUAN 2016 JAN 5 PUT 01/15/2016	208	—
NVDA 2016 JAN 30 CALL 01/15/2016	92	29,670
NVDA 2016 JAN 33 CALL 01/08/2016	46	3,358
NVDA 2016 JAN 33 CALL 01/15/2016	(92)	(8,556)
NY HARB ULSD FUT JUN16	(504,000)	—
NY HARB ULSD FUT MAR16	504,000	—
NYRSTAR BOA SWAP	(1,654)	1,420
NYRSTAR NV SWP UBS	(14,805)	11,571
NYRSTAR SWP CITI	19,883	(18,240)
NYRSTAR SWP CS	(1,749)	939
NYRSTAR SWP JPM	1,689	(974)
NYRSTAR SWP MS	(1,235)	895
NYRSTAR SWP NOM	(1,357)	1,288
NYRSTAR SWP SG	(2,470)	2,537
NZD		4,296
OCT16 6.52 CALL	21,000	14,658
OMXS30 IND FUTURE JAN16	(4)	(1,946)
ONEMAIN HOLDINGS INC SWP CS	(5,862)	5,878
OPERA SOFTWARE ASA SWP BZW	(1,630)	1,973
OPERA SOFTWARE ASA SWP CITI	(1,956)	2,213
OPERA SOFTWARE ASA SWP JPM	6,436	(7,518)
OPERA SOFTWARE ASA SWP SEB	(2,850)	3,353
ORIX CORP USD SWP SG	(14,100)	5,701
ORPEA SWP BNP	(11,133)	(49,393)
ORPEA 1.75% SWP BNP	11,494	58,226
OSRAM LICHT AG SWP CS	(260)	3,904
OUTOKUMPU OYJ SWP MS	2,470	981
OUTOKUMPU OYJ SWP BARC	(3,088)	(1,647)
OUTOKUMPU OYJ SWP CITI	(4,512)	(1,436)
OUTOKUMPU OYJ SWP CS	(2,035)	(532)
OUTOKUMPU OYJ SWP HSBC	(1,266)	(696)
OUTOKUMPU OYJ SWP JPM	12,129	4,986
OUTOKUMPU OYJ SWP SEB	(2,191)	(657)
OUTOKUMPU OYJ SWP UBS	(618)	(241)
OUTOKUPMU OYJ SWP SG	(889)	(385)
OUTOTEC OYJ SWP BOA	(8,340)	10,715
OUTOTEC OYJ SWP CITI	(3,703)	10,989
OUTOTEC OYJ SWP JPM	2,850	(6,889)
OUTOTEC OYJ SWP MSCS	24,423	(60,860)
OUTOTEC OYJ SWP SG	(8,129)	24,439
OUTOTEC OYJ SWP UBS	(7,101)	20,894
OZ PAY 0.61% REC 6M JPY LIBOR 06MAR22 JPM	85,000,000	(18,082)
OZ PAY 0.6575% FIX REC 6M JPY LIBOR 28FEB22 MS	86,000,000	(20,581)
OZ PAY 0.675% REC 6M JPY LIBOR 27FEB22 MS	86,000,000	(21,403)
OZ PAY 0.6975% REC 6M JPY LIBOR 25FEB22 JPM	319,000,000	(83,306)
OZ PAY 0.7025% REC 6M JPY LIBOR 25FEB22 CS	266,000,000	(70,182)
OZ PAY 1.70% FIX REC 6M JPY LIBOR 16MAY33 CS	42,000,000	(48,294)
P 2016 MAR 14 CALL 03/18/2016	92	14,352
P 2016 MAR 20 CALL 03/18/2016	(92)	(2,438)
P 2017 JAN 8 PUT 01/20/2017	136	14,960
P 2018 JAN 20 CALL 01/19/2018	(96)	(27,312)
PANDORA MEDIA INC SWP MS	(7,715)	(6,236)
PARGESA HOLDING SA-BR SWP EUR CS	17,998	(103,537)
PATRIOT COAL CORP - A WRT 12/18/2023	18,793	—
PEGATRON CORP	(201,160)	61,780
PENTAIR PLC SWP CS	(10,251)	24,185
PERNOD-RICARD SA SWP	(1,686)	(7,298)
PERSIMMON PLC SWP	(12,592)	(15,457)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
PETROCHINA CO LTD BOA SWP HKD	10,000	(4,558)
PETROCHINA CO LTD USD SWP BAR	(2,800)	2,039
PETROCHINA CO LTD USD SWP BOA	(9,300)	3,216
PETROFAC LTD SWP	(5,017)	2,472
PETROLEUM GEO-SERVICES SWP	148,574	(15,268)
PETROLEUM GEO-SERVICES SWP BARC	(2,445)	438
PETROLEUM GEO-SERVICES SWP JPM	5,705	(26)
PETROLEUM GEO-SERVICES SWP MS	(3,260)	1,478
PFIZER SWP	341,989	(54,565)
PG 2016 JAN 80 CALL 01/15/2016	92	5,474
PII 2016 MAR 80 PUT 03/18/2016 OTC NOMURA	(55)	(19,800)
PII 2016 MAR 90 PUT 03/18/2016 OTC NOMURA	92	74,520
PING AN INSURANCE A SWP USD CITI	18,900	16,275
PING AN INSURANCE A SWP USD JPM	61,600	42,238
PING AN INSURANCE HKD SWP CITI	(17,500)	(6,882)
PING AN INSURANCE JPM HKD SWP	(61,000)	(11,579)
PLATFORM SPECIALTY PRODUCTS SWP DB	24,289	(337,853)
PLATINUM FUTURE APR16	25	2,438
PLATINUM FUTURE APR16	1,000	—
POWER ASSETS HOLDINGS LTD SWP CITI	11,500	(8,629)
POWER ASSETS HOLDINGS LTD SWP CS	13,500	(3,323)
POWER ASSETS HOLDINGS LTD SWP MS	20,500	(6,132)
PSTG 2016 MAY 25 CALL 05/20/2016	(26)	(2,145)
PSTG 2016 MAY 25 PUT 05/20/2016	26	27,690
QCOM 2016 FEB 50 CALL 02/19/2016	92	21,528
QIHU 2016 JAN 25 PUT 01/15/2016	9	0
QIHU 2017 JAN 22.5 PUT 01/20/2017	304	4,536
QIHU 2017 JAN 25 PUT 01/20/2017	14	243
QIHU 2017 JAN 27.5 PUT 01/20/2017	74	1,506
QIHU 2017 JAN 30 PUT 01/20/2017	89	2,073
RAKUTEN INC BOA JPY SWP	(25,800)	27,016
RAKUTEN INC CITI JPY SWP	(42,800)	45,622
RALFP DFT 500 09/20/2018 CS	(74,706)	(11,146)
RCL 2016 FEB 105 CALL 02/19/2016	157	48,670
RDN 2016 JAN 12 CALL 01/15/2016	(1)	(148)
RDN DFT 500 12/20/2017 CSFB	250,000	(15,965)
REMY COINTREAU SWP	(1,301)	(16,679)
RENESAS ELECTRONICS CORP SWP BOA	2,900	1,659
RENESAS ELECTRONICS CORP SWP CITI	1,500	672
RENESAS ELECTRONICS CORP SWP CS	(2,200)	(1,141)
RENESAS ELECTRONICS CORP SWP DB	(2,200)	(1,061)
REP GR 2016 DEC 18 PUT 12/16/2016	123	108,475
REP SM 2016 DEC 18 CALL 12/16/2016 BLCEAR	94	510
REP SM 2016 DEC 18 PUT 12/16/2016 BCLEAR	161	141,988
REP SM 2016 DEC 18.5 PUT 12/16/2016 BCLEAR	100	93,513
REPSOL SA SWP	(26,251)	125,552
REPSOL SA SWP CITI	(43,526)	30,178
REPSOL SA SWP SCOB	(50,000)	51,449
REPSOL YPF SA DEC16	(90)	3,798
RESTAURANT BRANDS INTERNATIONAL INC SWP DB	(3,297)	(7,999)
RHT 2016 JAN 75 CALL 01/15/2016	5	4,175
RHT 2016 JUN 72.5 CALL 06/17/2016	5	6,775
RHT 2016 JUN 75 CALL 06/17/2016	1	1,135
RHT 2016 JUN 77.5 CALL 06/17/2016	13	12,740
RIB SOFTWARE AG SWP CS	(351)	(264)
RIB SOFTWARE AG SWP SEB	351	267
RIO TINTO PLC SWP	2,998	704
RL.N 2016 JAN 115 PUT 01/15/2016	28	13,720
RLGY 2016 JAN 35 PUT 01/15/2016	92	2,300
ROCHE HOLDING AG-GENUSSCHEIN SWP	2	3
ROG VX 2016 MAR 290 CALL 03/18/2016	177	70,136
ROHM CO LTD SWP UBS	(2,100)	(5,742)
ROLLS-ROYCE HOLDINGS PLC SWP	3,598	1,307
ROYAL DUTCH SHELL A SHARES SWP CS	(9,380)	319
ROYAL DUTCH SHELL PLC-A SHS SWP	(502)	(11,284)
ROYAL DUTCH SHELL PLC-B SHS	(133,417)	86,039
ROYAL DUTCH SHELL PLC-B SHS SWP CS	9,669	(70)
RUB		(2,062)
RUSSELL UK MID 150 SWP BOA	(9)	(4,168)
RUSSELL UK MID 150 SWP CS	(35)	(5,573)
RYANAIR HOLDINGS PLC SWP	361,646	323,642
RYANAIR HOLDINGS USD SWP CSFB	(15,346)	(7,441)
RYL DFT 500 06/20/2018 JPM	500,000	(51,362)
S&P500 EMINI FUT MAR16	(365)	(561,493)
S.O.I.T.E.C. SG SWP	(3,179)	828
S.O.I.T.E.C. SWP BARC	(5,705)	1,524
S.O.I.T.E.C. SWP CITI	2,850	(846)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
S.O.I.T.E.C. SWP CSFB	(1,630)	475
S.O.I.T.E.C. SWP DB	(3,826)	1,092
S.O.I.T.E.C. SWP JPM SHORT	(332)	85
S.O.I.T.E.C. SWP MS	13,801	(3,602)
S.O.I.T.E.C. SWP SEB	(1,979)	592
SABMILLER PLC SWP	102,522	(6,298)
SABMILLER PLC SWP	112,517	126,161
SABRE CORP SWP CS	(1,557)	(146)
SAFRAN SA SWP	948	(5,391)
SAINSBURY PLC SWP	(22,785)	(1,809)
SAIPEM SPA SWP BOA	(5,373)	974
SALZGITTER FINANCE BV 2 11/08/2017 SWP SG	750,000	(82,112)
SAMPO OYJ SWP CS	8,040	35,080
SAMSUNG HEAVY INDUSTRIES USD SWP BAR	(140)	429
SAMSUNG HEAVY INDUSTRIES USD SWP BOA	(2,373)	6,865
SAMSUNG HEAVY INDUSTRIES USD SWP CITI	(1,954)	6,224
SAMSUNG HEAVY INDUSTRIES USD SWP CS	(5,793)	18,709
SAMSUNG HEAVY INDUSTRIES USD SWP NOMURA	(1,131)	3,705
SANDS CHINA LTD SWP HSBC	(69,600)	9,936
SANDS CHINA LTD SWP JPM	(6,800)	3,377
SANDS CHINA LTD CS HKD SWP	(39,600)	7,771
SANDS CHINA LTD HKD SWP NOM	(22,400)	2,719
SANDS CHINA LTD SWP BNP	(8,400)	798
SANDS CHINA LTD SWP BOA	(18,000)	7,887
SANDS CHINA LTD SWP MS	(38,400)	2,045
SANOFI	23,300	(206,090)
SANOFI SWP	(6,416)	(14,857)
SANOFI SWP	(1,833)	2,289
SANOFI-ADR	8,740	(57,273)
SAS AB SWP BAR	(9,007)	(319)
SAS AB SWP BOA	(5,634)	(1,610)
SAS AB SWP MS	(9,466)	(1,151)
SAS AB SWP SG	(41,949)	(15,445)
SAS AB 3.625 04/01/2019 CVB SWP BNP	5,000,000	50,374
SAS AB SWP BARC	(3,261)	(3,100)
SAS AB SWP CITI	(21,866)	(10,173)
SAS AB SWP DB	(4,076)	(3,394)
SAS AB SWP JPM	17,644	16,808
SAS SWP SEB	(39,859)	(31,066)
SBI HDLG INC 140 L&W S54 WAR 24MAR2017 (1WRT=10MM)	1	7,422
SBI HLDG INC 140 L&W S53 WAR 07NOV17 (1WRT=10MM)	4	29,689
SBI HOLDINGS INC 140 ASW 02NOV2017	30,000,000	22,266
SBI HOLDINGS NOM JPY SWP	(3,000)	10,276
SCOR REGROUPE SWP	(554)	212
SCTY 2016 JAN 40 CALL 01/15/2016	8	8,580
SCTY 2016 JAN 40 PUT 01/15/2016	(8)	(252)
SCTY 2016 JAN 50 CALL 01/15/2016	2	558
SCTY 2016 JAN 50 PUT 01/15/2016	17	3,630
SCTY 2016 JAN 55 CALL 01/15/2016	14	1,183
SCTY 2016 JAN 55 PUT 01/15/2016	(14)	(7,525)
SCTY 2016 JAN 60 CALL 01/15/2016	6	159
SCTY 2016 JAN 60 PUT 01/15/2016	(6)	(5,745)
SCTY 2017 JAN 10 PUT 01/20/2017	91	8,190
SCTY 2017 JAN 100 CALL 01/20/2017	(57)	(5,045)
SCTY 2017 JAN 100 PUT 01/20/2017	57	317,775
SCTY 2017 JAN 50 CALL 01/20/2017	14	13,475
SCTY 2017 JAN 50 PUT 01/20/2017	(14)	(20,020)
SD 2016 JAN 10 PUT 01/15/2016	34	33,405
SD 2016 JAN 3 CALL 01/15/2016	(5)	(0)
SD 2016 JAN 3 PUT 01/15/2016	5	1,428
SEADRILL LTD SWP BAR	13,586	(35,285)
SEADRILL LTD SWP BOA	(14,203)	50,051
SEADRILL LTD SWP MS	6,175	(25,861)
SEADRILL LTD SWP SEB	(5,616)	17,170
SEADRILL LTD SWP SG	(1,853)	4,809
SEADRILL LTD SWP BNP	(1,375)	4,385
SEADRILL LTD SWP JPM	18,843	(63,435)
SEADRILL LTD SWP UBS	(15,557)	52,607
SEADRILL PARTNERS LLC SWP JPM	(5,985)	51,735
SEK		1,868
SEM GROUP LITIGATION TRUST	1	—
SEMICONDUCTOR HOLDRS TRUST SWP JPM	(69,934)	88,321
SEMICONDUCTOR MANUF L+220 ASW BAR 07NOV16	200,000	32,100
SEMICONDUCTOR MANUFACTURE 0 11/07/2018 CBS NOM	300,000	3,842
SEMICONDUCTOR MANUFACTURING SWP HSBC	(672,000)	3,901
SEMICONDUCTOR MANUFACTURING CS HKD SWP	(1,254,000)	15,078
SEMICONDUCTOR MANUFACTURING HKD SWP JPM	(1,914,000)	5,260

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
SEMICONDUCTOR MANUFACTURING HKD SWP NOM	(566,000)	(6,214)
SERCO GROUP PLC SWP	169,796	(33,030)
SET50 FUTURES MAR16 THB FUT SWP UBS (X200)	(27,800)	1,135
SET50 FUTURES MAR16 USD FUT SWP CS (X200)	(4,400)	369
SEVEN & I HOLDINGS CO LTD SWP MS	600	135
SEVEN & I HOLDINGS CO NOM JPY SWP	2,900	2,640
SGL CARBON SE 3.5 09/30/2020 SWP SG	200,000	(19,174)
SGL CARBON SE SWP BOA	(5,285)	22,153
SGL CARBON SE SWP JPM	(326)	587
SGL CARBON SE SWP SG	(228)	959
SHAKE SHACK INC - CLASS A SWP	3,722	(16,285)
SHARP CORP CITI JPY SWP	103,000	(32,224)
SHARP CORP JPY SWP BOA	166,000	(48,579)
SHARP CORP JPY SWP CS	(176,000)	55,404
SHARP CORP JPY SWP JPM	(10,000)	3,196
SHARP CORP JPY SWP UBS	(83,000)	23,186
SHIGA BANK L+200 ASW 23JUN20 MIZ	1,000,000	119,192
SHIRE PLC SWP	10,968	(11,432)
SHISEIDO CO JPY SWP MS	(13,200)	601
SHISEIDO CO LTD SWP CS	(12,800)	11,492
SHISEIDO CO LTD SWP UBS	(10,100)	18,801
SHOPIFY INC-CLASS A SWP JPM	(1,292)	2,872
SIE GY 120 CALL 16DEC2016	149	9,224
SIE GY 2016 DEC 100 CALL 12/16/2016	21	6,162
SIE GY 2016 DEC 110 CALL 12/16/2016	21	2,635
SIE GY 2017 DEC 100 CALL 12/15/2017	29	15,811
SIE GY 2018 DEC 100 CALL 12/21/2018	21	15,190
SIE GY 2018 DEC 76 PUT 12/21/2018	32	34,095
SIEMENS AG-CW17	4	41,450
SIEMENS AG-CW19 OLD	4	87,520
SIEMENS AG-REG SWP BNP	1,279	(8,509)
SIEMENS FINANCIERINGSMAT 1.65 08/16/2019 SWP CITI	(750,000)	10,051
SIEMENS FINANCIERINGSMAT DFT 100 12/20/2019 CS	(428,000)	11,518
SINA US 2016 JAN 20 PUT 01/15/2016	284	2,130
SINA US 2016 JAN 50 PUT 01/15/2016	1	183
SINA US 2017 JAN 20 PUT 01/20/2017	535	25,948
SINGAPORE DOLLAR Forward	(1,692,000)	8,640
SINGAPORE EXCHANGE LTD SWP BOA	(38,700)	(13,149)
SINGAPORE EXCHANGE LTD SWP CS	(58,400)	685
SINO BIOPHARMACEUTICAL BNP HKD SWP	(30,000)	(8,615)
SINO BIOPHARMACEUTICAL HKD SWP CS	(30,000)	(8,849)
SINO BIOPHARMACEUTICAL SWP NMRT	(30,000)	(9,325)
SK INNOVATION CO LTD USD SWP BNP	2,888	87,912
SK INNOVATION CO LTD USD SWP DB	2,925	84,753
SK INNOVATION CO LTD USD SWP MACQ	2,690	79,105
SK INNOVATION CO LTD USD SWP MS	745	6,828
SMITH (A.O.) CORP SWP CITI	(46)	(14)
SMTC 2016 FEB 20 CALL 02/19/2016	92	7,130
SNAM RETE GAS JPM EUR SWP	(40,434)	(4,378)
SNAM SPA SWP BNP	(52,000)	(13,029)
SNDK 2016 JAN 52.5 CALL 01/15/2016	(79)	(187,033)
SNE 2016 JAN 25 CALL 01/15/2016	185	7,400
SOCIETE DES BAINS DE MER SWP CITI	578	(485)
SOCIETE DES BAINS DE MER SWP CS	831	(696)
SOFTBANK GROUP CORP SWP CS	(16,700)	65,144
SOFTBANK GROUP CORP SWP JPM	(1,300)	5,017
SOFTBANK GROUP CORP SWP MS	(900)	(134)
S-OIL CORPORATION USD SWP BNP	2,275	9,249
S-OIL CORPORATION USD SWP CS	2,050	(3,958)
S-OIL CORPORATION USD SWP HSBC	2,249	6,086
S-OIL CORPORATION USD SWP NOM	1,555	9,830
SOLARCITY CORP SWP CS	560	4,189
SOLARCITY CORP SWP JEF	(498)	876
SOLOCAL GROUP SWP CITI	(554)	2,440
SOLOCAL GROUP SWP DB	(554)	2,440
SOLOCAL GROUP SWP JPM	2,217	(10,796)
SOLOCAL GROUP SWP SG	(1,108)	5,961
SOLVAY SA SWP JEF	69	529
SOLVAY SA SWP	4,241	15,361
SONOVA HOLDING AG-REG SWP	(8,133)	5,441
SOUTH AFRICAN RAND Forward	8,400,000	(8,393)
SOUTHERN CO SWP UBS	(8,318)	(5,556)
SPDR S&P BIOTECH ETF SWP BOA	(13,864)	(85,817)
SPDR S&P HOMEBUILDERS ETF SWP BOA	(58,031)	81,363
SPDR S&P OIL & GAS EXPLORATION SWP BOA	(3,697)	23,145
SPECTRA ENERGY PARTNERS LP SWP CS	(2,691)	(11,327)
SPGCESP INDEX/CCP	100,100	(2,851,141)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
SPI 200 FUTURES MAR16	(14)	(86,761)
SPORTS DIRECT INTERNATIONAL SWP	156,438	(281,681)
SPWR 2018 JAN 35 CALL 01/19/2018	(2)	(1,300)
SPWR 2018 JAN 35 PUT 01/19/2018	2	2,220
SPX Dec16 1475 PUT	(92)	(262,660)
SPX Dec16 1500 PUT	(123)	(380,685)
SPX Dec16 1600 PUT	(30)	(126,150)
SPX DEC16 2300 CALL (1X2)	55	116,875
SPX DEC16 2325 CALL (1X2)	28	45,640
SPX Dec16 2350 CALL	(245)	(296,450)
SPX DEC16 2350 CALL (1X2)	(110)	(133,100)
SPX Dec16 2375 CALL	(123)	(108,240)
SPX DEC16 2425 CALL (1X2)	(56)	(22,960)
SPX Jun16 1700 PUT	(273)	(692,055)
SPX Jun16 1750 PUT	(55)	(170,775)
SPX Jun16 2250 CALL	(55)	(40,150)
SPX Jun16 2275 CALL	(136)	(58,480)
SPX Jun16 2275 CALL	67	28,810
SPX JUN16 2325 CALL	(188)	(28,200)
SPX Jun16 2350 CALL	(165)	(14,025)
SPX Mar16 1700 PUT	(55)	(45,100)
SPX Mar16 1800 PUT	(250)	(370,000)
SPX Mar16 2200 CALL	(217)	(57,505)
SPX Mar16 2325 CALL	(55)	(2,200)
SPX Sep16 1600 PUT	(122)	(360,510)
SPX Sep16 2300 CALL	(152)	(156,560)
SPX Sep16 2350 CALL	(31)	(13,640)
SPY 2016 JAN 209 CALL 01/15/2016	(113)	(5,707)
SPY 2016 JAN 209 PUT 01/15/2016	113	60,399
SPY 2016 JAN 225 CALL 01/15/2016	113	57
SRG IM 2016 JUN 5 CALL 06/17/2016	37	5,393
SRG IM 2016 MAR 5 CALL 03/17/2016	12	1,036
SSAB AB SWP UBS	(618)	534
SSAB AB-A SHARES SWP BOA	(1,320)	319
SSAB AB-A SHARES SWP MS	(617)	531
SSAB AB-A SHARES SWP SEB LONG	1,755	538
SSAB AB-A SHARES HSBC SWP	(1,235)	1,064
SSAB AB-A SHARES SWP CITI	(618)	534
SSAB AB-A SHARES SWP JEF	(2,375)	2,457
SSAB AB-A SHARES SWP JPM	19,361	(35,490)
SSAB AB-A SHARES SWP SEB	(7,721)	25,346
SSAB AB-A SHARES SWP SG	(3,706)	1,973
SSAB SWP CSFB	(2,906)	2,269
STANDARD PACIFIC DFT 500 20SEP2017 CITI	750,000	(58,043)
STEINHOFF FINANCE HLDG 4 01/30/2021 CVB SWP BNP	400,000	(38,044)
STEINHOFF FINANCE HLDG 4.5 03/31/2018 SWP BNP	600,000	(206,164)
STEINHOFF FINANCE HLDG 4.5 03/31/2018 SWP CITI	1,300,000	(151,582)
STEINHOFF INTERNATIONAL H NV SWP BNP	(13,767)	5
STEINHOFF INTERNATIONAL H NV SWP BOA	(3,920)	(563)
STEINHOFF INTERNATIONAL H NV SWP CITI	(11,115)	(1,032)
STEINHOFF INTERNATIONAL H NV SWP CS	(50,455)	7,223
STEINHOFF INTERNATIONAL H NV SWP JPM	(6,927)	(889)
STEINHOFF INTERNATIONAL H NV SWP UBS	(8,533)	(1,256)
STEINHOFF INTERNATIONAL H NV EUR SWP BNP	(110,704)	75,377
STEINHOFF INTERNATIONAL H NV EUR SWP CITI	(249,877)	148,311
STOXX 600 OPTIMISED FOOD & BEVERAGE SWP BOA	(537)	(87,257)
STOXX 600 TELECOMMUNICATIONS SWP JPM	118	(40)
STOXX EUROPE 600 IDX SWP JPM	(2,267)	8,560
STOXX EUROPE 600 SWP BOA	(2,798)	59,278
STOXX INSURANCE 600 (PRICE) INDEX SWP UBS	(6,852)	(94,128)
SUMITOMO CHEMICAL CO LTD SWP JPM	(24,000)	(2,128)
SUMITOMO CHEMICAL CO LTD SWP NOM	(34,000)	4,953
SUMITOMO METAL MINING CO LTD SWP CS	(11,000)	4,958
SUMITOMO METAL MINING CO LTD SWP MS	(15,000)	15,168
SUMITOMO METAL MINING CO LTD SWP BOA	(11,000)	13,480
SUMITOMO MITSUI FINANCIAL GROUP INC USD SWP SG	(15,000)	12,141
SUZUKI MOTOR CORP BAR JPY SWP	2,100	(2,604)
SUZUKI MOTOR CORP BOA JPY SWP	2,800	(4,619)
SUZUKI MOTOR CORP JPY SWP DB	28,900	13,323
SUZUKI MOTOR CORP UBS JPY SWP	7,900	(17,681)
SWATCH GROUP AG-B SWP	(2,177)	43,339
SWECO AB-B SHS SWP UBS	(1)	(0)
SWECO AB-B SHS EUR SWP UBS	(1)	(1)
SWEDISH KRONER Forward	(3,930,000)	(1,538)
SWISS FRANC Forward	(1,440,000)	18,232
SWISS LIFE HOLDING SWAP CSFB	(1,279)	(28,706)
SWPC01YI9 CDS USD R F 1.00000	100,000	(9,715)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
SWPC020O1 CDS USD R F 1.00000	300,000	(29,144)
SWPC023I1 CDS USD P V 03MEVENT
SWPC023I1 CDS USD R F 1.00000	200,000	(19,429)
SWPC02AP7 CDS USD R F 1.00000	200,000	(19,429)
SWPC03N14 CDS USD P V 03MEVENT
SWPC03N14 CDS USD R F 1.00000	200,000	(21,465)
SWPC03UC2 CDS USD R F 1.00000	600,000	6,299
SWPC05PS8 CDS USD R F 1.00000	100,000	995
SWPC05Q81 CDS USD P V 03MEVENT
SWPC05Q81 CDS USD R F 1.00000	100,000	995
SWPC08IH4 CDS USD R F .25000	400,000	823
SWPC08IN1 CDS USD R F .25000	100,000	206
SWPC08IO9 CDS USD R F .25000	1,100,000	2,265
SWPC08IY7 CDS USD R F .25000	200,000	412
SWPC08IZ4 CDS USD R F .25000	100,000	206
SWPC08MX4 CDS USD R F .25000	500,000	1,029
SWPC08UY3 CDS USD R V 03MEVENT	500,000	(1,347)
SWPC08V48 CDS USD R V 03MEVENT	300,000	(808)
SWPC09NN3 CDS USD R F .25000	100,000	155
SWPC0A4M3 CDS USD R V 03MEVENT	200,000	(539)
SWPC0AZS6 CDS USD R F 1.00000	300,000	(1,314)
SWPC0B1G7 CDS USD R F 1.00000	400,000	2,108
SWPC0B1K8 CDS EUR R F 1.00000	4,000,000	48,643
SWPC0B1M4 CDS EUR R F 1.00000	3,300,000	41,011
SWPC0B5C2 CDS USD R F 5.00000	1,100,000	13,224
SWPC0BAF9 CDS EUR R F 1.00000	100,000	(9,355)
SWPC0BDJ8 CDS EUR R V 03MEVENT	100,000	2,836
SWPC0BL83 CDS EUR R F 1.00000	100,000	(190)
SWPC536C4 CDS USD R V 03MEVENT	363,000	(4,091)
SWPC786C1 CDS USD R V 03MEVENT	254,000	(2,474)
SWU008GU7 IRS BRL R F 11.32000	1,800,000	(3,144)
SWU009ER4 IRS MXN R F 5.64000	7,000,000	(774)
SWU009R41 IRS MXN R F 5.61000	23,300,000	(6,391)
SWU00AJ62 IRS BRL R F 12.05500	800,000	(23,719)
SWU00AR89 IRS MXN R F 5.63000	700,000	(306)
SWU00B4A7 IRS MXN R F 5.56000	200,000	(144)
SWU00BOK3 IRS MXN R F 5.86500	9,000,000	3,022
SWU00BPM8 IRS SEK R F 1.08000	500,000	(2,221)
SWU00BPN6 IRS SEK R F 1.08500	600,000	(2,635)
SWU00BPW6 IRS JPY R F 1.25000	60,000,000	25,183
SWU00DZI2 IRS JPY R F .15000	1,690,000,000	12,248
SWU00E1Y2 IRS EUR R F .15000	1,100,000	4,196
SWU00E205 IRS EUR R F 1.00000	5,300,000	(20,536)
SWU00E791 IRS GBP R F 1.75000	1,500,000	10,932
SWU00EA97 IRS JPY R F 1.00000	550,000,000	262,557
SWU00EIL2 IRS MXN R F 4.34000	12,200,000	497
SWU00EMN3 IRS MXN R F 4.19500	9,300,000	(1,109)
SWU00ES64 IRS MXN R F 4.13000	47,600,000	(9,506)
SWU00F0Z7 IRS JPY R F 1.50000	70,000,000	44,300
SWU00FMV2 IRS BRL R V 00MBRCDI	2,100,000	3,584
SWU00FN25 IRS BRL R V 00MBRCDI	800,000	1,385
SWU00FN33 IRS BRL R V 00MBRCDI	600,000	235
SWU023Y69 TRS USD R F .00000	700,000	(19,351)
SWU029642 TRS CHF R E	1,000	916
SWU029659 TRS CHF R E	1,000	779
SWU0296X8 TRS USD R E	7,311	14,490
SWU0296Y6 TRS USD R E	6,614	12,746
SWU077C10 TRS USD R F .00000	910,000	29,117
SWU0AH041 TRS USD R F .00000	454,545	20,482
SWU0AM354 TRS USD R E	900	1,456
SWU0AM719 TRS USD R E	18,000	5,760
SWU0AM792 TRS USD R E	900	(5,686)
SWU0AM800 TRS USD R E	6,000	37,907
SWU0AM834 TRS USD R E	2,400	(1,114)
SWU0AM842 TRS USD R E	4,800	(2,464)
SWU0AN006 TRS USD R F .00000	166,667	4,209
SWU0AN345 TRS USD R E	31,200	2,906
SWU0AN360 TRS CHF R E	1,000	1,091
SWU0AN444 TRS USD R E	1,000	1,088
SWU0BB134 TRS CHF R E	1,000	978
SWU0BB225 TRS CHF R E	1,000	(110)
SWU0BB258 TRS USD R E	300	12,184
SWU0BB266 TRS USD R E	300	(19,502)
SWU0CC040 TRS USD R E	800	990
SWU0CC057 TRS USD R E	800	1,014
SWU0CC065 TRS USD R E	600	881
SWU0CC453 TRS CHF R E	1,000	577

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
SWU0CG108 TRS USD R F .00000	63,000	4,365
SWU0CG728 TRS USD R F .00000	42,000	(1,389)
SWU0GG054 TRS USD R F .00000	1,515,152	68,275
SWU0GG435 TRS USD R E	3,000	19,103
SWU0KB035 TRS USD R F .00000	299,401	14,181
SWU0KB142 TRS USD R E	6,000	37,907
SWU0NN523 TRS USD R E	1,800	631
SWU0NN549 TRS USD R E	2,400	1,009
SWU0NN556 TRS USD R E	2,400	(1,232)
SWU0RWRR0 TRS CHF R E	1,000	978
SWU0RWRS8 TRS CHF R E	1,000	(903)
SWU0RWRT6 TRS CHF R E	3,000	2,026
SWU0RWRU3 TRS CHF R E	3,000	2,379
SWU0VO035 TRS CHF R E	1,000	(42)
SWU0VOL08 TRS CHF R E	1,000	113
SWU0VOL73 TRS CHF R E	1,000	1,314
SWU0VOL81 TRS CHF R E	1,000	(89)
SXAP 2016 MAR 610 CALL 03/18/2016 OTC MS	50	26,338
SXEP 2016 JAN 300 CALL 01/15/2016 OTC MS	40	217
SXPP 2016 JAN 290 CALL 01/15/2016 OTC ML	39	212
SXPP 2016 JAN 305 CALL 01/15/2016 OTC JPM	60	326
SXPP 2016 JAN 305 CALL 01/15/2016 OTC MS	90	489
SXPP 2016 JAN 335 CALL 01/15/2016 OTC CITI	70	380
SYF 2016 JAN 40 CALL 01/15/2016	35	0
SYF 2016 JAN 40 PUT 01/15/2016	(35)	(33,775)
SYNCHRONY FINANCIAL SWP BAR	248,016	211,638
TAG IMMOBILIEN AG SWP SG	(10,743)	(4,291)
TAG IMMOBILIEN AG 5.5 06/28/2019 SWP SG	200,000	12,498
TAG IMMOBILIEN AG SWP NOM	(10,549)	(10,252)
TAIWAN SEMICONDUCTOR SWP MS USD	(142,000)	(54,292)
TAIWANESE DOLLAR Forward	15,400,000	(3,305)
TAIWANESE DOLLAR Forward	(75,023,000)	26,099
TALKTALK TELECOM GROUP SWP DB	(1,656)	2,189
TALKTALK TELECOM GROUP SWP BARC	(1,853)	404
TALKTALK TELECOM GROUP SWP BOA	(31,111)	53,851
TALKTALK TELECOM GROUP SWP CITI	34,571	(30,323)
TALKTALK TELECOM GROUP SWP CSFBEL	22,385	(44,373)
TALKTALK TELECOM GROUP SWP HSBI	8,579	(14,882)
TALKTALK TELECOM GROUP SWP JPM	14,851	(23,112)
TALKTALK TELECOM GROUP SWP MS	12,351	(2,821)
TALKTALK TELECOM GROUP SWP NOM	(2,035)	443
TALKTALK TELECOM GROUP SWP SEB	(4,775)	1,494
TALKTALK TELECOM GROUP SWP SG	(20,379)	25,283
TALKTALK TELECOM GROUP SWP UBS	(30,928)	44,736
TATA MOTORS BOA USD SWP	14,866	(27,904)
TATA MOTORS CITI USD SWP	22,599	12,732
TATA MOTORS DB USD SWP	12,177	(10,075)
TATA MOTORS LTD USD JPM SWP	4,338	(9,123)
TATA MOTORS LTD USD MS SWP	7,071	2,534
TATA MOTORS LTD USD SWP SG	2,040	352
TATA MOTORS MACQ USD SWP	27,385	(74,256)
TATA MOTORS NOM USD SWP	21,050	(2,034)
TATA MOTORS USD SWP BNP	29,370	21,872
TATA MOTORS USD SWP CS	75,920	(18,053)
TATA MOTORS USD SWP HSBC	30,291	(62,750)
TATA MOTORS USD SWP UBS	12,601	(26,473)
TAYLOR WIMPEY SWP	(163,159)	(37,763)
TDC 2016 JAN 27.5 CALL 01/15/2016	92	2,990
TDC 2016 JAN 32.5 CALL 01/15/2016	79	128
TDC 2016 JAN 35 CALL 01/15/2016	(79)	(790)
TECK RESOURCES 500 DFT 12/20/2020 JPM	210,000	74,709
TECNICAS REUNIDAS SWP	(2,982)	11,392
TEF SM 2016 DEC 10.38 PUT 12/16/2016	717	114,046
TEF SM 2016 SEP 10.38 PUT 09/16/2016	243	31,454
TELECOM ITALIA FIN SA 6.125 11/15/2016 SWP BNP	700,000	1,165
TELECOM ITALIA FIN SA 6.125 11/15/2016 SWP CITI	4,200,000	992,764
TELECOM ITALIA SPA 1.125 03/26/2022 CVB SWP BOA	(2,200,000)	(170,949)
TELECOM ITALIA SPA 3.25 01/16/2023 SWP BNP	306,000	4,798
TELECOM ITALIA SPA 4.5 01/25/2021 SWP BNP	100,000	4,836
TELECOM ITALIA SPA 4.875 09/25/2020 SWP BNP	205,000	(963)
TELECOM ITALIA SPA 5.25 02/10/2022 SWP BNP	300,000	14,831
TELECOM ITALIA SPA JPM EUR SWP	(51,503)	40
TELECOM ITALIA SPA SWP BNP	(110,000)	(9,111)
TELECOM ITALIA SPA SWP BOA	(536,209)	5,606
TELECOM ITALIA SPA SWP CITI	(4,775,676)	(1,193,539)
TELECOM ITALIA SPA SWP CITI	635,275	12,897
TELECOM ITALIA SPA SWP CS	(244,913)	(9,101)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
TELECOM ITALIA-RNC BOA SWAP	36,777	(3,427)
TELECOM ITALIA-RSP SWP JPM	51,502	(5,680)
TELEFONICA PARTICIPACION 4.9 09/17 SWP CITI	4,300,000	(471,696)
TELEFONICA PARTICIPACION 4.9 09/17 SWP SG	300,000	(25,352)
TELEFONICA SA SWP	(238,372)	653,924
TERADATA CORP SWP BAR	(1,572)	393
TEVA 2016 JAN 60 CALL 01/15/2016	735	420,788
THAI OIL PCL-FRGN USD SWP NOM	89,100	13,722
THAILAND DOLLAR Forward	11,300,000	(10)
THE WENDYS CO SWP MS	(6,642)	(969)
THOMSON REUTERS CORP SWP	(2,927)	(3,578)
TIF 2016 JAN 80 CALL 01/15/2016	31	1,612
TIF 2016 JAN 82.5 CALL 01/15/2016	46	1,058
TIME WARNER INC SWP	1,594	(5,972)
TIME WARNER INC SWP	2,920	195
TIT IM 2016 DEC 0.64 PUT 12/16/2016	300	3,910
TIT IM 2016 DEC 0.68 PUT 12/16/2016	918	15,953
TIT IM 2016 DEC 0.68 PUT 12/16/2016 OTC BNP	1,272,727	23,043
TIT IM 2016 DEC 0.76 PUT 12/16/2016	(250)	(7,630)
TIT IM 2016 DEC 0.8 PUT 12/16/2016	(750)	(29,406)
TIT IM 2016 DEC 0.8331 PUT 12/16/2016 OTC BNP	(1,038,961)	(48,806)
TIT IM 2016 MAR 1 PUT 03/18/2016 OTC CSFBEL	(1,020,471)	(24,605)
TITIM DFT 100 12/20/2020 CS	(489,000)	(15,986)
TNT EXPRESS NV - W/I SWP CS	2,470	(75)
TODS SPA SWP CITI	(122)	2,050
TODS SPA SWP JPM	732	(12,186)
TODS SPA SWP MS	(430)	7,226
TODS SPA SWP BOA	(90)	1,175
TODS SPA SWP BZW	(90)	1,173
TOPIX INDX FUTR MAR16	(2)	3,633
TOPIX PHARMACEUTICAL IND SWP BOA	(2,978)	(1,570)
TOSHIBA DFT 100 20JUN2020 BAR 1	4,135,000	3,786
TOSHIBA DFT 100 20JUN2020 BNP	5,797,000	5,307
TOSHIBA DFT 100 20JUN2020 BOA	4,135,000	3,786
TOSHIBA DFT 100 20JUN2020 CITI	6,892,000	6,310
TOTAL FINA ELF SOC GEN SWAP	12,351	(71,041)
TOTAL SA SWP	(26,568)	(10,737)
TOTAL SA SWP HSBC	(12,351)	71,041
TOYOTA MOTOR CORP USD SWP SG	(11,900)	4,119
TRANSASIA AIRWAYS CORP ASW L+325 BAR 29NOV16	200,000	4,200
TRANSOCEAN LTD SWP BARC	2,470	(594)
TRANSOCEAN LTD SWP HSBC	(3,705)	9,646
TRANSOCEAN LTD SWP JPM	1,235	(304)
TRANSOCEAN PARTNERS LLC SWP DB	(5,160)	65,554
TRANSOCEAN SWP CSFB	(12,307)	10,933
TRANSUNION SWP CS	(2,745)	(3,206)
TRINA SOLAR SWP	(37,903)	(38,732)
TSL US 2016 JAN 4 PUT 01/15/2016	88	10
TSL US 2016 JAN 5 PUT 01/15/2016	18	5
TSL US 2017 JAN 20 CALL 01/20/2017	(12)	(207)
TSL US 2017 JAN 20 PUT 01/20/2017	12	10,260
TSL US 2017 JAN 3 PUT 01/20/2017	79	2,212
TSL US 2017 JAN 4 PUT 01/20/2017	76	1,360
TSL US 2017 JAN 5 PUT 01/20/2017	610	18,605
TSLA 2016 JAN 20 PUT 01/15/2016	53	—
TSLA 2016 JAN 200 CALL 01/15/2016	(2)	(8,000)
TSLA 2016 JAN 200 PUT 01/15/2016	2	90
TSLA 2016 JAN 205 CALL 01/15/2016	(6)	(21,315)
TSLA 2016 JAN 205 PUT 01/15/2016	6	387
TSLA 2016 JAN 240 PUT 01/08/2016	9	5,288
TSLA 2017 JAN 250 CALL 01/20/2017	(20)	(75,450)
TSLA 2017 JAN 250 PUT 01/20/2017	20	95,950
TSLA 2017 JAN 50 PUT 01/20/2017	75	7,125
TSM CO LTD USD SWP CITI	77,000	10,578
TTWO 2016 JAN 20 CALL 01/15/2016	(118)	(176,410)
TTWO 2016 JAN 5 PUT 01/15/2016	483	0
TTWO 2016 JAN 8 PUT 01/15/2016	45	0
TTWO 2017 JAN 20 CALL 01/20/2017	(17)	(27,115)
TYSON FOODS INC-CL A SWP	(9,135)	(9,994)
UBS CPS UBSHKMC2 SWP UBS	(22,294)	(38,832)
UBSHKMC HKD SWP UBS	(22,821)	(9,388)
UCG IM 2017 JUN 7.2 CALL 06/15/2017	84	11,541
UGI CORP SWP	(13,151)	(85,765)
UMC USD SWAP BOA	(930,000)	(19,632)
UNIBAIL-RODAMCO SE SWP CS	430	1,449
UNICREDIT SPA SWP BNP	(17,784)	4,128
UNITED MICROELEC L+165 ASW 18MAY18 MS	2,800,000	(28,943)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
UNITED MICROELECTRONICS CORP NOM USD SWP	(36,000)	242
UNITED MICROELECTRONICS CORP SWP MSCS	(195,000)	(1,717)
UNITED MICROELECTRONICS CORP USD SWP CITI	(181,000)	918
UPL 2016 JAN 25 CALL 01/15/2016	(5)	(13)
UPL 2016 JAN 25 PUT 01/15/2016	5	11,250
UPL 2016 JAN 30 CALL 01/15/2016	(1)	—
UPL 2016 JAN 30 PUT 01/15/2016	1	2,760
US 10YR NOTE (CBT) MAR16	(7)	3,300
US 2YR NOTE (CBT) MAR16	(4)	1,500
US 5YR NOTE (CBT) MAR16	(76)	23,113
US DOLLAR Forward	(39,269,492)	—
US DOLLAR Forward	129,671,823	—
US DOLLARSPOT FORWARD	(2,447)	(2,447)
US LONG BOND (CBT) MAR16	(10)	426
US ULTRA BOND CBT MAR16	(2)	(2,000)
USD		(863,118)
USD		1,139,137
USD CALL / CNH PUT 6.50 15FEB16 RBS	6,374,757	130,844
USD CALL / CNY PUT 7.0 15FEB16 RBS	(6,374,757)	(8,200)
USD CALL / JPY PUT 125 05APR21 ML	1,400,000	62,922
USD CALL / JPY PUT K= 125 12MAR21 JPM	1,000,000	41,031
USD CALL / JPY PUT K= 125 12MAR21 UBS	1,000,000	41,337
USD CALL / JPY PUT K=125 01APR21 JPM	1,000,000	41,310
USD CALL / JPY PUT K=125 01APR21 UBS	1,000,000	41,518
USD CALL / JPY PUT K=125 11MAR21 BZW	1,000,000	40,832
USD CALL / JPY PUT K=125 15MAR21 UBS	1,000,000	41,357
USD CALL / JPY PUT K=135 18FEB22 ML	1,000,000	36,229
USD CALL / SAR PUT 2016 FEB K=3.761 DB	3,072,500	6,497
USD CALL / SAR PUT 2016 JAN K=3.762 CITI	76,411	87
USD CALL / SAR PUT 2016 JAN K=3.7655 JPM	6,000,000	6,827
USD CALL/ CNH PUT 13JUN16 6.6685 CALL OTC CITI	1,654,000	36,222
USD CALL/CNH PUT 20MAY16 6.75 CALL OTC SCB	4,135,000	61,724
USD PUT / SEK CALL 2016 FEB K=8.105 OTC DB	770,168	1,553
VANTIV INC - CL A SWP CS	(2,117)	11,164
VEDANTA RESOURCES BNP SWAP	(2,712)	7,301
VEDANTA RESOURCES PLC SWP BARC	(2,370)	5,284
VEDANTA RESOURCES PLC SWP BOA	(1,339)	3,644
VEDANTA RESOURCES PLC SWP CITI	9,133	(29,161)
VEDANTA RESOURCES PLC SWP HSBC	(2,612)	6,865
VEDANTA RESOURCES PLC SWP JPM	2,440	(6,530)
VEDANTA RESOURCES PLC SWP NOM	(1,320)	2,547
VEDANTA RESOURCES PLC SWP UBS	(1,220)	3,292
VEDANTA RESRCES JERSEY 5.5 07/13/2016 CVB SWP BNP	300,000	(43,106)
VERBUND AG SWP BOA	(433)	217
VERBUND AG SWP CITI	(124)	252
VERBUND AG SWP CS	185	28
VERBUND AG SWP MS	944	189
VERBUND AG SWP SEB	(140)	(29)
VERBUND AG SWP SG	(308)	217
VERBUND AG SWP UBS	(124)	254
VFC 2016 JAN 62.5 PUT 01/15/2016	92	11,730
VINCOM JSC 5 04/03/2017 CS USD SWP	400,000	147,192
VINCOM JSC MS USD SWP	(180,741)	(46,145)
VINCOM JSC USD CS SWP	(204,776)	(28,296)
VINCOM JSC USD CS SWP	5,901	837
VINCOM JSC USD DB SWP	(153,391)	(30,029)
VIPS 2016 JAN 30 CALL 01/15/2016	105	0
VIPS 2016 JAN 30 PUT 01/15/2016	(80)	(117,600)
VIPS 2016 JAN 35 CALL 01/15/2016	20	—
VIPS 2017 JAN 20 CALL 01/20/2017	(82)	(14,145)
VIPS 2017 JAN 35 CALL 01/20/2017	(20)	(350)
VIPS 2017 JAN 5 PUT 01/20/2017	355	7,100
VITAL KSK HLDS ASW 6+80 26SEP18 NOM	10,000,000	5,732
VITAL KSK HLDS ASW L+80 26SEP18 MIZUHO	10,000,000	5,732
VITAL KSK HLDS ASW L+80 26SEP18 NOM	10,000,000	5,732
VITAL KSK HOLDINGS INC NOM JPY SWP	(8,300)	(5,857)
VITAL KSK HOLDINGS INC SWP BNP	(1,400)	(586)
VIX 2016 JAN 22 CALL 01/20/2016	78	7,995
VIX Jan16 20 CALL	952	132,328
VIX Jan16 27 CALL	(635)	(34,925)
VIX Jan16 30 CALL	(317)	(12,363)
VNO DFT 100 03/20/2020 MS	150,000	(2,151)
VRX 2016 JAN 105 CALL 01/15/2016 OTC NOMURA	66	27,060
VWR CORP SWP CS	(1,557)	(237)
WAB 2016 JAN 70 PUT 01/15/2016	25	2,813
WALT DISNEY CO. SWP CS	(764)	1,023
WATERS CORP SWP MS	(462)	(792)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
WBA Jan16 82.50 PUT	(108)	(15,282)
WBA Jan16 85 PUT	(53)	(13,012)
WBMD 2016 JAN 65 CALL 01/15/2016	1	0
WEIR GROUP PLC SWP	41,086	(70,903)
WESFARMERS LIMITED AUD SWP JPM	(6,931)	11,289
WESFARMERS LIMITED AUD SWP MACQ	(6,222)	8,846
WESFARMERS LTD CITI AUD SWP	(14,326)	(1,865)
WESFARMERS LTD SWP UBS	(4,046)	8,277
WESTPAC BANKING CORP AUD SWP CITI	(4,864)	(7,817)
WESTPAC BANKING CORP AUD SWP DB	(4,709)	(10,469)
WESTPAC BANKING CORP AUD SWP MACQ	(8,221)	(24,043)
WHITBREAD PLC SWP	37,292	(240,984)
WHITEHAVEN COAL LTD AUD SWP CS	(181,768)	109,126
WHITEHAVEN COAL LTD AUD SWP MACQ	(9,764)	6,230
WILLIAM DEMANT HOLDING SWP	(12,072)	(131,542)
WOODSIDE PETROLEUM AUD SWP	(15,889)	12,515
WTI CRUDE FUTURE DEC16	(25,000)	—
WTI CRUDE FUTURE DEC17	(40,000)	—
WTI CRUDE FUTURE DEC18	(4,000)	—
WTI CRUDE FUTURE JUN16	(51,000)	—
WTI CRUDE FUTURE JUN17	50,000	—
WTI CRUDE FUTURE JUN18	(40,000)	—
WTI CRUDE FUTURE MAR16	(5,000)	—
WTI CRUDE FUTURE MAR17	16,000	—
WTI CRUDE FUTURE MAR18	46,000	—
WTI CRUDE FUTURE SEP16	48,000	—
WUBA 2016 JAN 45.2314 CALL 01/15/2016 OTC MS	8,046	166,931
WUBA 2016 JAN 51.693 CALL 01/15/2016 OTC MS	(16,093)	(230,578)
XCBT 20160314	(290,000)	—
XCBT 20160314	60,000	—
XCBT 20160321	(8,600,000)	—
XCBT 20160321	19,100,000	—
XCBT 20160331	(400,000)	—
XCBT 20160331	14,400,000	—
XCBT 20160513	(70,000)	—
XCBT 20160714	(90,000)	—
XCBT 20160714	75,000	—
XCBT 20161114	10,000	—
XCBT 20161214	(65,000)	—
XCBT 20161214	180,000	—
XCEC 20160225	(1,000)	—
XCME 20160314	(500,000)	—
XCME 20160429	(560,000)	—
XCME 20160613	(250,000)	—
XCME 20160630	40,000	—
XCME 20160831	520,000	—
XCME 20160919	(1,250,000)	—
XCME 20161219	(1,250,000)	—
XCME 20170313	(250,000)	—
XEUR 20160308	(12,100,000)	—
XEUR 20160308	10,900,000	—
XLNX 2016 JAN 50 CALL 01/15/2016	135	3,510
XLNX 2016 JAN 55 CALL 01/15/2016	106	742
XLNX 2016 JUN 50 CALL 06/17/2016	139	31,831
XLNX 2016 JUN 55 CALL 06/17/2016	(278)	(25,020)
XLNX 2016 JUN 65 CALL 06/17/2016	139	2,502
XMGE 20160314	40,000	—
XMGE 20160513	10,000	—
YUNNAN BAIYAO GROUP CO LTD-A USD SWP HSBC	17,700	(21,138)
YY 2016 JAN 22.5 PUT 01/15/2016	1	—
YY 2016 JAN 25 PUT 01/15/2016	60	0
YY 2017 JAN 100 CALL 01/20/2017	(3)	(442)
YY 2017 JAN 100 PUT 01/20/2017	3	11,250
YY 2017 JAN 30 PUT 01/20/2017	11	385
ZIMMER BIOMET HOLDINGS INC SWP MS	(924)	(3,071)
ZIONS BANCORPORATION-CW20 K= 36.1976 05/22/2020	31,418	102,109
ZOOPLA PROPERTY GROUP PLC SWP	49,927	6,604

Total Derivatives	782,999,499	$(3,037,667)

Preferred Stock
ADLAC 5.5% SERIES D ESC	3,100	—
ADLAC 7.5% 05 F ESCROW	182,700	0
ADLAC 7.5% 11/04 ESCROW	9,200	—
ALLERGAN PLC 5.5 PFD	1,127	1,156,133
BAC 7.25 PFD L	116	126,904
BANCOLOMBIA SA PREF	1,732	11,785

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
CIA BRASILEIRA DE DIS PREF	21,117	223,433
DOMINION RESOURCES INC 6.125 SER A PFD	7,364	390,513
EMBOTELLADORA ANDINA A PREF	25,613	70,665
EMBOTELLADORA ANDINA PREF B	16,946	49,862
FIAT CHRYSLER AUTOMOBILE 7.875 12/15/2016 PFD CPM	52,759	6,133,392
FRONTIER COMMUNICATIONS 11.125 06/29/2018 PRC	3,221	293,481
FUCHS PETROLUB SE PREF	21,310	1,006,984
ITAU UNIBANCO HOLDING S PREF	20,580	136,966
ITAUSA INVESTIMENTOS ITAU PR	126,422	219,850
KINDER MORGAN INC/DEL 9.75% SER A PFD	(6,381)	(254,730)
MOTORS LIQUIDATION CO	8,375	—
MOTORS LIQUIDATION CO ESCROW	17,985	—
MTNA 6%	160,744	1,048,887
NAVIENT CORP	900	20,817
SAMSUNG ELECTRONICS PREF	1,218	1,133,289
TEVA PHARMACEUTICAL INDU 7 12/15/18 PFD	4,123	4,223,131
TYSON FOODS INC 4.75 CONV PFD	25,281	1,534,430
VIVARTE NEW M SHS	11	—

Total Preferred Stock	705,563	$17,525,794

Real Estate Investments
ACADIA REALTY TRUST	51,638	1,711,800
AMERICAN ASSETS TRUST INC	25,901	993,303
AMERICAN CAPITAL MORTGAGE IN	43,112	601,844
APARTMENT INVT + MGMT CO A	112,660	4,509,780
AVALONBAY COMMUNITIES INC	54,080	9,957,750
BOSTON PROPERTIES INC	80,390	10,252,941
BRANDYWINE REALTY TRUST	166,390	2,272,887
CAMDEN PROPERTY TRUST	42,510	3,263,068
CARE CAPITAL PROPERTIES INC	88,910	2,717,979
CHESAPEAKE LODGING TRUST	62,710	1,577,784
CORESITE REALTY CORP	28,755	1,630,984
CROWN CASTLE INTL CORP	71,610	6,190,685
CUBESMART	161,088	4,932,515
CYRUSONE INC	102,500	3,838,625
DIGITAL REALTY TRUST INC	50,310	3,804,442
DOUGLAS EMMETT INC	43,800	1,365,684
DUKE REALTY CORP	239,650	5,037,443
EMPIRE STATE REALTY TRUST A	367,180	6,634,943
EQUINIX INC	37,222	11,255,933
EQUITY COMMONWEALTH	48,080	1,333,258
EQUITY ONE INC	65,130	1,768,280
EQUITY RESIDENTIAL	91,230	7,443,456
ESSEX PROPERTY TRUST INC	38,370	9,186,162
FEDERAL REALTY INVS TRUST	9,590	1,401,099
FIRST INDUSTRIAL REALTY TR	111,450	2,466,389
FIRST POTOMAC REALTY TRUST	83,344	950,122
GENERAL GROWTH PROPERTIES	218,400	5,942,664
HANNON ARMSTRONG SUSTAINABLE	17,535	331,762
HCP INC	59,850	2,288,664
HEALTHCARE TRUST OF AME CL A	68,750	1,854,188
HIGHWOODS PROPERTIES INC	111,170	4,847,012
HOSPITALITY PROPERTIES TRUST	54,830	1,433,805
HOST HOTELS + RESORTS INC	456,640	7,004,858
HUDSON PACIFIC PROPERTIES IN	159,260	4,481,576
INFRAREIT INC	8,955	165,668
KILROY REALTY CORP	27,880	1,764,246
KIMCO REALTY CORP	148,680	3,934,073
LASALLE HOTEL PROPERTIES	76,020	1,912,663
LIBERTY PROPERTY TRUST	105,360	3,271,428
NATIONAL RETAIL PROPERTIES	70,180	2,810,709
NORTHSTAR REALTY FINANCE-W/I	33,404	568,870
OMEGA HEALTHCARE INVESTORS	37,030	1,295,309
PEBBLEBROOK HOTEL TRUST	30,444	853,041
PHYSICIANS REALTY TRUST	94,584	1,594,686
POST PROPERTIES INC	26,100	1,544,076
PREFERRED APARTMENT COMMUN A	30,497	398,901
PROLOGIS INC	145,040	6,225,117
PS BUSINESS PARKS INC/CA	52,400	4,581,332
PUBLIC STORAGE	40,540	10,041,758
QTS REALTY TRUST INC CL A	11,220	506,134
RAMCO GERSHENSON PROPERTIES	130,800	2,172,588
REDWOOD TRUST INC	61,038	805,702
REGENCY CENTERS CORP	46,390	3,160,087
SENIOR HOUSING PROP TRUST	153,460	2,277,346
SIMON PROPERTY GROUP INC	82,390	16,019,912
SL GREEN REALTY CORP	19,320	2,182,774
SOVRAN SELF STORAGE INC	17,820	1,912,264
SPIRIT REALTY CAPITAL INC	303,920	3,045,278
STORE CAPITAL CORP	141,110	3,273,752
SUNSTONE HOTEL INVESTORS INC	138,470	1,729,490
URBAN EDGE PROPERTIES	107,140	2,512,433
VENTAS INC	139,140	7,851,670
VORNADO REALTY TRUST	55,960	5,593,762

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Current Value
WASHINGTON REIT	110,520	2,990,671
WEINGARTEN REALTY INVESTORS	119,860	4,144,759
WELLTOWER INC	177,140	12,050,834

Total Real Estate Investments	6,166,857	$248,475,013

Total Investments, at Fair Value	5,118,508,492	$6,049,394,114

* Notes Receivable from Participants with interest rates ranging from 3.25% to 9.25%		$26,809,874

Total Assets Held at End of Year		$6,076,203,988

*	Denotes party-in-interest

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares/ Par Value	Proceeds of Dispositions
PACIFIC DRILLING REV 1L USD	200,000	14,007
FOUR SEASONS TERM LOAN GBP	303,030	473,697
EDMENTUM TUTR TL 1L USD	10,000	7,041
AMERICAN SEAFOODS TL A 1L USD	6,713	6,739
OCWEN FINANCIAL TL 1L USD	10,000	9,450
FAIRMOUNT SANTROL TL B1 1L USD	27,600	27,383
FAIRMOUNT SANTROL TL B2 1L USD	193,247	183,574
GOBI ENERGY TL USD ISSUED 4/16/2015	137,844	137,873
OW BUNKER & TRADING REV A 1L	2,812	2,495
OW BUNKER & TRADING REV B 1L	2,424	2,151
GHG PROPCO CREDIT NEW MONEY FACILITY TL PIK&CSH	493,714	683,313
CATALYST SR SEC 11% (13%PIK) TOG NT 10/17/17 144A	20,076	16,244
LBI DB (CLAIM 26314-15) LEHMAN BRO. BANCORP INC.	500,000	66,875
LBI DB (CLAIM 26314-16) LEHMAN BRO. BANCORP INC.	279,200	36,645
LBI DB (CLAIM 6312) LEHMAN BRO. COMMERCIAL CORP.	379,072	49,632
LBI DB (CLAIM 6312-2) LEHMAN BROTHERS HOLDINGS INC	199,268	25,158
LBI DB (CLAIM 6313) LEHMAN BRO. COMDTY SERVCS INC.	475,779	60,067
LBI DB (CLAIM 6313-1) LEHMAN BROTHERS HOLDINGS INC	746,116	94,704
LBI DB (CLAIM 6313-2) LEHMAN BROTHERS HOLDINGS INC	250,105	31,576
LBI DB (CLAIM 6363) LEHMAN BROTHERS HOLDINGS INC.	576,000	74,550
LBI DB (CLAIM 6312-1) LEHMAN BROTHERS HOLDINGS INC	594,464	75,794
ACIS CLO	700,000	439,450
AVOCA CLO XIV LTD.	600,000	510,918
BLUE HILL CLO	800,000	429,000
CABLEVISION SYSTEMS	100,000	79,250
CAESARS ENTERTAINMENT	1,980,000	1,618,350
CBC CORDATUS LOAN FUND V	1,150,000	1,131,846
CHARTER COMMUNICATION	440,000	439,200
CITGO PETROLEUM	590,000	591,525
COMSTOCK FUNDING	2,300,000	552,586
ENERGY FUTURES HOLDING	1,460,000	1,393,972
GULFPORT ENERGY	230,000	227,050
INEOS GROUP	(390,000)	(384,450)
INTELSTAT	1,900,000	1,254,200
NUMERICABLE	(280,000)	(280,300)
OZLM	1,600,000	1,200,000
PETROLEO BRASILEIRO	240,000	223,466
ROWAM COS	(390,000)	(409,111)
SOUTHWESTERN ENERGY	(950,000)	(833,058)
VIAMCOM INC	(280,000)	(266,008)
WYNN RESORTS	(850,000)	(786,875)

The Goldman Sachs 401(k) Plan

Schedule G, Part 1 - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2015

	(b)	(c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral,		Amount received during reporting year		(g)	Amount overdue
	Identity and address of obligor	any renegotiation of the loan and the terms of the	(d) Original amount of loan	(e)	(f)	Unpaid balance at year end	(h)	(i)
(a)		renegotiation and other material matters		Principal	Interest		Principal	Interest	Steps taken or will be taken to collect overdue amounts
	Texas Competitive Electric Hol, 1601 Bryan Street, Dallas, TX 75201-3411, United States	Issue Date: 10/20/2010, Maturity Date: 4/1/2021,Collateral Type:SECURED,Interest Rate:15	851,000			851,000	—	216,650	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Evergreen Solar Inc, 138 Bartlett Street, Marlboro, MA 01752, United States	Issue Date: 7/2/2008, Maturity Date: 7/15/2013,Collateral Type:SR UNSECURED,Interest Rate:4	20,000			20,000	20,000	1,556	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 3/5/2007, Maturity Date: 3/5/2010,Collateral Type:SR UNSECURED,Interest Rate:0	50,000			50,000	50,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 4/5/2004, Maturity Date: 4/5/2011,Collateral Type:SR UNSECURED,Interest Rate:0	386,000			386,000	386,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 5/4/2006, Maturity Date: 5/4/2011,Collateral Type:SR UNSECURED,Interest Rate:0	472,000			472,000	472,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 7/20/2005, Maturity Date: 7/20/2012,Collateral Type:SR UNSECURED,Interest Rate:0	560,000			560,000	560,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 12/21/2006, Maturity Date: 12/23/2008,Collateral Type:SR UNSECURED,Interest Rate:0	239,000			239,000	239,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 8/21/2006, Maturity Date: 8/21/2009,Collateral Type:SR UNSECURED,Interest Rate:0	252,000			252,000	252,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 4/3/2006, Maturity Date: 4/3/2009,Collateral Type:SR UNSECURED,Interest Rate:0	67,000			67,000	67,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 9/28/2007, Maturity Date: 1/14/2009,Collateral Type:SR UNSECURED,Interest Rate:0	2,450,000			2,450,000	2,450,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 3/23/2007, Maturity Date: 3/23/2009,Collateral Type:SR UNSECURED,Interest Rate:0	3,050,000			3,050,000	3,050,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 10/25/2006, Maturity Date: 10/25/2011,Collateral Type:SR UNSECURED,Interest Rate:0	43,000			43,000	43,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 11/9/2004, Maturity Date: 11/9/2009,Collateral Type:SR UNSECURED,Interest Rate:0	374,000			374,000	374,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 1/12/2007, Maturity Date: 1/12/2012,Collateral Type:SR UNSECURED,Interest Rate:0	363,000			363,000	363,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 6/22/2007, Maturity Date: 6/22/2022,Collateral Type:SR UNSECURED,Interest Rate:11	78,000			78,000	—	63,468	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 10/25/2004, Maturity Date: 11/10/2009,Collateral Type:SR UNSECURED,Interest Rate:3.95	962,000			962,000	962,000	44,438	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 3/9/2005, Maturity Date: 3/9/2015,Collateral Type:SR UNSECURED,Interest Rate:4	2,546,000			2,546,000	2,546,000	669,315	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 5/4/2006, Maturity Date: 5/4/2011,Collateral Type:SR UNSECURED,Interest Rate:4	922,000			922,000	922,000	98,449	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 7/13/2005, Maturity Date: 7/26/2010,Collateral Type:SR UNSECURED,Interest Rate:4.5	219,000			219,000	219,000	18,588	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 2/25/2004, Maturity Date: 3/13/2014,Collateral Type:SR UNSECURED,Interest Rate:4.8	603,000			603,000	603,000	161,202	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 1/12/2007, Maturity Date: 2/6/2012,Collateral Type:SR UNSECURED,Interest Rate:5.25	416,000			416,000	416,000	75,166	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 3/29/2006, Maturity Date: 4/4/2016,Collateral Type:SR UNSECURED,Interest Rate:5.5	698,000			698,000	—	283,979	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 3/4/2003, Maturity Date: 2/27/2020,Collateral Type:SR UNSECURED,Interest Rate:5.5	18,000			18,000	—	7,323	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 3/15/2005, Maturity Date: 3/15/2030,Collateral Type:SR UNSECURED,Interest Rate:5.625	17,000			17,000	—	7,074	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 12/14/2004, Maturity Date: 12/14/2029,Collateral Type:SR UNSECURED,Interest Rate:5.7	25,000			25,000	—	10,541	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 5/16/2006, Maturity Date: 5/17/2013,Collateral Type:SR UNSECURED,Interest Rate:5.75	258,000			258,000	258,000	70,260	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 7/18/2006, Maturity Date: 7/18/2011,Collateral Type:SR UNSECURED,Interest Rate:5.75	328,000			328,000	328,000	54,275	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 5/26/2006, Maturity Date: 4/25/2011,Collateral Type:SR UNSECURED,Interest Rate:5.75	306,000			306,000	306,000	46,529	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 4/4/1991, Maturity Date: 4/1/2011,Collateral Type:SR UNSECURED,Interest Rate:6	462,000			462,000	462,000	71,456	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 7/19/2007, Maturity Date: 7/19/2012,Collateral Type:SR UNSECURED,Interest Rate:6	2,698,000			2,698,000	2,698,000	630,882	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 9/26/2007, Maturity Date: 9/26/2014,Collateral Type:SR UNSECURED,Interest Rate:6.2	2,215,000			2,215,000	2,215,000	840,002	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 2/13/2007, Maturity Date: 2/13/2037,Collateral Type:SR UNSECURED,Interest Rate:6.5	21,000			21,000	—	10,097	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 1/10/2002, Maturity Date: 1/18/2012,Collateral Type:SR UNSECURED,Interest Rate:6.625	4,992,000			4,992,000	4,992,000	1,120,773	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 9/28/2007, Maturity Date: 9/28/2037,Collateral Type:SR UNSECURED,Interest Rate:7	27,000			27,000	—	13,981	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 11/14/2007, Maturity Date: 11/16/2037,Collateral Type:SR UNSECURED,Interest Rate:7	12,000			12,000	—	6,214	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 8/15/2000, Maturity Date: 8/15/2010,Collateral Type:SR UNSECURED,Interest Rate:7.875	220,000			220,000	220,000	33,639	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 11/1/1999, Maturity Date: 11/1/2009,Collateral Type:SR UNSECURED,Interest Rate:7.875	7,500,000			7,500,000	7,500,000	675,938	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 1/3/2008, Maturity Date: 1/3/2023,Collateral Type:SR UNSECURED,Interest Rate:9.25	15,000			15,000	—	10,264	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 12/28/2007, Maturity Date: 12/28/2022,Collateral Type:SR UNSECURED,Interest Rate:9.5	229,000			229,000	—	160,927	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 5/25/2007, Maturity Date: 5/25/2010,Collateral Type:SR UNSECURED,Interest Rate:0	1,723,000			1,723,000	1,723,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 3/17/2006, Maturity Date: 3/17/2011,Collateral Type:SR UNSECURED,Interest Rate:0	649,000			649,000	649,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 5/10/2007, Maturity Date: 5/10/2012,Collateral Type:SR UNSECURED,Interest Rate:0	1,350,000			1,350,000	1,350,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 6/12/2006, Maturity Date: 6/12/2013,Collateral Type:SR UNSECURED,Interest Rate:0	326,000			326,000	326,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 1/16/2004, Maturity Date: 1/16/2014,Collateral Type:SR UNSECURED,Interest Rate:4.75	509,000			509,000	509,000	130,894	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 6/27/2007, Maturity Date: 6/27/2014,Collateral Type:SR UNSECURED,Interest Rate:5.125	550,000			550,000	550,000	165,288	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.

The Goldman Sachs 401(k) Plan

Schedule G, Part 1 - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2015

	(b)	(c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral,		Amount received during reporting year		(g)	Amount overdue
	Identity and address of obligor	any renegotiation of the loan and the terms of the	(d) Original amount of loan	(e)	(f)	Unpaid balance at year end	(h)	(i)
(a)		renegotiation and other material matters		Principal	Interest		Principal	Interest	Steps taken or will be taken to collect overdue amounts
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 10/17/2007, Maturity Date: 10/17/2012,Collateral Type:SR UNSECURED,Interest Rate:5.375	200,000			200,000	200,000	44,583	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Lehman Brothers Holdings Inc, 1271 6th Avenue, New York, NY 10020, United States	Issue Date: 5/10/2001, Maturity Date: 5/10/2011,Collateral Type:SR UNSECURED,Interest Rate:6.375	116,000			116,000	116,000	19,864	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Callahan Associates Internatio, Gustav-Heinemann-Ufer 54, Koeln, 50968, Germany	Issue Date: 7/16/2001, Maturity Date: 7/15/2011,Collateral Type:SR UNSECURED,Interest Rate:14.125	9,000			9,000	9,000	11,593	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Espirito Santo Financial Group, 22/24 Boulevard Royal, L-2449 Luxembourg, Luxembourg	Issue Date: 11/19/2015, Maturity Date: 11/26/2018,Collateral Type:UNITS,Interest Rate:3.1	100,000			100,000		3,889	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Espirito Santo Financial Group, 22/24 Boulevard Royal, L-2449 Luxembourg, Luxembourg	Issue Date: 11/19/2015, Maturity Date: 11/26/2018,Collateral Type:UNITS,Interest Rate:9.8	57,000			57,000		6,916	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	THQ Inc, 29903 Agoura Road, Agoura Hills, CA 91301, United States	Issue Date: 8/4/2009, Maturity Date: 8/15/2014,Collateral Type:SR UNSECURED,Interest Rate:5	728,000			728,000	728,000	61,071	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Alpha Natural Resources Inc, One Alpha Place, PO Box 16429, Bristol, VA 24209	Issue Date: 6/1/2011, Maturity Date: 6/1/2021,Collateral Type:COMPANY GUARNT,Interest Rate:6.25	107,000			107,000	—	2,786	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Alpha Natural Resources Inc, One Alpha Place, PO Box 16429, Bristol, VA 24209	Issue Date: 10/11/2012, Maturity Date: 4/15/2018,Collateral Type:COMPANY GUARNT,Interest Rate:9.75	261,000			261,000	—	10,603	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Caesars Entertainment Operatin, PO Box 98905, Las Vegas, NV 89193, United States	Issue Date: 8/1/2013, Maturity Date: 2/15/2020,Collateral Type:SR SECURED,Interest Rate:9	190,000			190,000	—	16,625	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Nortel Networks Corp, 5945 Airport Road, Suite 360, Mississauga, ON L4V 1R9	Issue Date: 1/25/2008, Maturity Date: 7/15/2013,Collateral Type:COMPANY GUARNT,Interest Rate:10.125	1,514,000			1,514,000	1,514,000	699,610	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Nortel Networks Corp, 5945 Airport Road, Suite 360, Mississauga, ON L4V 1R9	Issue Date: 1/25/2008, Maturity Date: 7/15/2016,Collateral Type:COMPANY GUARNT,Interest Rate:10.75	1,355,000			1,355,000	—	1,028,539	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Nortel Networks Corp, 5945 Airport Road, Suite 360, Mississauga, ON L4V 1R9	Issue Date: 1/25/2008, Maturity Date: 7/15/2011,Collateral Type:COMPANY GUARNT,Interest Rate:0	52,000			52,000	52,000	—	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Patriot Coal Corp, 12312 Olive Boulevard, Suite 400, St Louis, MO 63141	Issue Date: 12/18/2013, Maturity Date: 12/15/2023,Collateral Type:SECURED,Interest Rate:15	545,815			545,815	—	52,990	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Verso Paper Holdings LLC, #N/A Field Not Applicable, ,	Issue Date: 8/4/2011, Maturity Date: 2/1/2019,Collateral Type:SECURED,Interest Rate:8.75	43,000			43,000	—	3,543	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Winsway Enterprises Holdings L, Ste 2104-05 21F Hutchison Hous, 10 Harcourt Road, Hong Kong (SAR)	Issue Date: 4/8/2011, Maturity Date: 4/8/2016,Collateral Type:COMPANY GUARNT,Interest Rate:8.5	673,000			673,000		15,572	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Winsway Enterprises Holdings L, Ste 2104-05 21F Hutchison Hous, 10 Harcourt Road, Hong Kong (SAR)	Issue Date: 4/8/2011, Maturity Date: 4/8/2016,Collateral Type:COMPANY GUARNT,Interest Rate:8.5	124			124		3	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Alpha Natural Resources Inc, One Alpha Place, PO Box 16429, Bristol, VA 24209	Issue Date: 12/18/2013, Maturity Date: 12/15/2020,Collateral Type:COMPANY GUARNT,Interest Rate:4.875	217,000			217,000	—	4,408	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Nortel Networks Corp, 5945 Airport Road, Suite 360, Mississauga, ON L4V 1R9	Issue Date: 12/21/2007, Maturity Date: 4/15/2012,Collateral Type:COMPANY GUARNT,Interest Rate:1.75	300,000			300,000	300,000	17,310	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	Nortel Networks Corp, 5945 Airport Road, Suite 360, Mississauga, ON L4V 1R9	Issue Date: 12/21/2007, Maturity Date: 4/15/2014,Collateral Type:COMPANY GUARNT,Interest Rate:2.125	786,000			786,000	786,000	88,941	We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.
	AERO INVENTORY PLC, 30 Lancaster Rd, New Barnet, Hertfordshire EN4 8AP	Issue Date: 2/15/2008, Maturity Date: 2/15/2013,Collateral Type:Secured, Interest Rate:2.5	2,296,809			2,296,809	2,296,809		We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOLDMAN SACHS 401(k) PLAN Members of the Administrative Committee

By:	/s/ Christopher Ceder
Name: Christopher Ceder

By:	/s/ Edina Jung
Name: Edina Jung

By:	/s/ Michael Perloff
Name: Michael Perloff

Date: June 27, 2016

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm